SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

June / 2016

CONTENTS
FINANCIAL STATEMENTS		3
NOTES TO THE FINANCIAL STATEMENTS		13
1	Operations	13
2	Concessions and Authorizations	15
3	Basis of Preparation	17
4	Significant Accounting Policies	19
5	Cash and Cash Equivalents	19
6	Bonds and Securities	19
7	Customers	20
8	CRC Transferred to the State of Paraná	22
9	Sectorial Financial Assets and Liabilities	23
10	Accounts Receivable Related to the Concession	26
11	Accounts Receivable related to the Concession Compensation	28
12	Other Current Receivables	28
13	Taxes	29
14	Prepaid Expenses	33
15	Related Parties	33
16	Judicial Deposits	35
17	Investments	35
18	Property, plant and equipment	39
19	Intangible assets	42
20	Social and Labor Liabilities	43
21	Suppliers	43
22	Loans and financing	45
23	Debentures	50
24	Post-employment benefits	51
25	Consumer Charges Due	53
26	Research and Development and Energy Efficiency	54
27	Accounts Payable Related to Concession	54
28	Other Accounts Payable	56
29	Provision for Litigation and Contingent Liabilities	56
30	Shareholders’ equity	65
31	Net Operating Revenues	66
32	Operating Costs and Expenses	71
33	Financial income	77
34	Operating segments	78
35	Financial Instruments	82
36	Related Party Transactions	92
37	Insurance	96
38	Subsequent Events	97
COMMENTS ON PERFORMANCE		98
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE		106
REVIEW REPORT ON QUARTERLY INFORMATION		106

FINANCIAL STATEMENTS

Statement of Financial Position

as of June 30, 2016 and December 31, 2015

in thousands of Reais

ASSETS	Note		Parent Company		Consolidated
		06.30.2016	12.31.2015	06.30.2016	12.31.2015

CURRENT ASSETS
Cash and cash equivalents	5	9,874	25,653	828,317	1,480,727
Bonds and securities	6	177	168	392,484	406,274
Collaterals and escrow accounts		127	132	322	2,000
Trade accounts receivable	7	-	-	2,543,217	3,032,827
Dividends receivable		796,371	488,187	27,926	40,345
CRC transferred to the State Government of Paraná	8	-	111,663	-	111,663
Sectorial financial assets	9	-	-	-	910,759
Accounts receivable related to the concession	10	-	-	22,174	9,162
Accounts receivable related to the concession compensation	11	-	-	-	-
Other current receivables	12	12,187	13,018	330,203	474,889
Inventories		-	-	142,384	131,018
Income Tax and Social Contribution	13.1	46,293	154,077	67,128	194,244
Other current recoverable taxes	13.3	111	-	77,256	70,725
Prepaid expenses	14	-	-	40,418	49,282
Receivable from Related parties	15	25,293	447	40,575	19,482
		890,433	793,345	4,512,404	6,933,397

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	178,596	91,117
Collaterals and escrow accounts	22.1	-	-	76,362	86,137
Trade accounts receivable	7	-	-	75,049	75,062
CRC transferred to the State Government of Paraná	8	1,454,304	1,271,579	1,454,304	1,271,579
Judicial deposits	16	86,658	267,411	610,904	719,927
Sectorial financial assets	9	-	-	-	134,903
Accounts receivable related to the concession	10	-	-	3,617,100	1,358,451
Accounts receivable related to the concession compensation	11	-	-	59,339	219,556
Other noncurrent receivables	12	-	-	47,282	31,614
Income Tax and Social Contribution	13.1	144,844	79,144	160,985	94,686
Deferred Income Tax and Social Contribution	13.2	34,491	100,919	847,484	537,562
Other noncurrent recoverable taxes	13.3	14	15	120,505	112,902
Prepaid expenses	14	-	-	22,101	25,493
Receivable from Related parties	15	259,990	297,237	167,566	192,803
		1,980,301	2,016,305	7,437,577	4,951,792

Investments	17	14,677,798	14,140,573	2,592,484	2,224,710
Property, Plant and Equipment, net	18	499	455	8,941,072	8,692,682
Intangible Assets	19	3,163	3,046	6,286,683	6,145,076

		16,661,761	16,160,379	25,257,816	22,014,260

TOTAL ASSETS		17,552,194	16,953,724	29,770,220	28,947,657

Notes are an integral part of this quarterly information.

Statement of Financial Position

as of June 30, 2016 and December 31, 2015 (continued)

in thousands of Reais

LIABILITIES	Note		Parent Company		Consolidated
		06.30.2016	12.31.2015	06.30.2016	12.31.2015

CURRENT LIABILITIES
Payroll, social charges and accruals	20	4,814	15,436	222,667	258,401
Suppliers	21	7,333	2,602	1,229,617	1,613,126
Income Tax and Social Contribution Payable	13.1	-	-	161,919	311,916
Other taxes due	13.3	2,661	32,617	215,831	340,948
Loans and financing	22	137,202	61,788	464,480	308,558
Debentures	23	351,344	19,497	1,180,279	924,005
Dividend payable		3,319	310,020	24,834	346,007
Post-employment benefits	24	161	21	43,467	43,323
Customer charges due	25	-	-	144,290	277,458
Research and Development and Energy Efficiency	26	-	-	157,070	167,881
Accounts payable related to concession	27	-	-	276,707	61,786
Sectorial financial liabilities	9	-	-	209,705	-
Other accounts payable	28	211	232	125,091	135,709
		507,045	442,213	4,455,957	4,789,118

NONCURRENT LIABILITIES
Suppliers	21	-	-	5,923	5,923
Deferred Income Tax and Social Contribution	13.2	-	-	286,031	214
Other taxes due	13.3	1,609	1,466	244,119	257,273
Loans and financing	22	883,560	969,412	3,599,078	3,768,502
Debentures	23	665,503	996,590	2,431,996	2,759,923
Post-employment benefits	24	11,659	7,795	594,430	551,337
Research and Development and Energy Efficiency	26	-	-	279,774	231,112
Accounts payable related to concession	27	-	-	500,922	473,879
Sectorial financial liabilities	9	-	-	215,235	-
Other accounts payable	28	34	-	34,518	30,962
Provisions for legal claims	29	111,334	290,520	1,438,249	1,494,936
		1,673,699	2,265,783	9,630,275	9,574,061
EQUITY
Attributable to controlling shareholder's
Capital	30.1.1	6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments	30.1.2	1,081,618	1,177,372	1,081,618	1,177,372
Legal reserve		744,784	744,784	744,784	744,784
Profit retention reserve		5,413,572	5,413,572	5,413,572	5,413,572
Accumulated Profit		1,221,476	-	1,221,476	-
		15,371,450	14,245,728	15,371,450	14,245,728

Attributable to non-controlling interest	30.2	-	-	312,538	338,750

		15,371,450	14,245,728	15,683,988	14,584,478

TOTAL LIABILITIES & EQUITY		17,552,194	16,953,724	29,770,220	28,947,657

Notes are an integral part of this quarterly information.

Statement of Income

for the six-month periods ended June 30, 2016 and 2015

in thousands of Reais

	Note	Parent Company			Consolidated
		06.30.2016	06.30.2015	06.30.2016	06.30.2015

NET OPERATING REVENUES	31	-	-	6,768,194	8,145,940

OPERATING COSTS	32	-	-	(4,701,403)	(6,394,084)

GROSS PROFIT		-	-	2,066,791	1,751,856

Operational expenses / income
Selling expenses	32	-	-	(121,587)	(186,005)
General and administrative expenses	32	(48,783)	(49,057)	(312,596)	(283,687)
Other operational income (expenses)	32	179,025	(22,469)	(19,572)	(370,968)
Equity in earnings of investees	17	982,408	767,946	104,709	91,809
		1,112,650	696,420	(349,046)	(748,851)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,112,650	696,420	1,717,745	1,003,005

Financial results	33
Financial income		238,361	111,008	660,189	528,511
Financial expenses		(144,812)	(123,992)	(690,302)	(366,997)
		93,549	(12,984)	(30,113)	161,514

OPERATING PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		1,206,199	683,436	1,687,632	1,164,519

INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		(13,364)	(217)	(579,128)	(470,374)
Deferred		(66,370)	26,088	24,163	77,861
		(79,734)	25,871	(554,965)	(392,513)

NET INCOME		1,126,465	709,307	1,132,667	772,006
Attributed to controlling shareholders		-	-	1,126,465	709,307
Attributed to non-controlling interest	30.2	-	-	6,202	62,699

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.3	3.93157	2.47561	3.93157	2.47561
Class "A" Preferred shares	30.1.3	4.32473	2.72423	4.32473	2.72423
Class "B" Preferred shares	30.1.3	4.32473	2.72318	4.32473	2.72318

Notes are an integral part of this quarterly information.

Statement of Income - Second quarter changes

for the quarters ended June 30, 2016 and 2015

in thousands of Reais

	Note		Parent Company		Consolidated
		04.01.2016	04.01.2015	04.01.2016	04.01.2015
		to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015

OPERATING REVENUES	31	-	-	3,694,556	3,908,838
COST OF SALES AND SERVICES PROVIDED	32	-	-	(2,231,913)	(3,244,007)
GROSS PROFIT		-	-	1,462,643	664,831

Operational expenses / income
Selling expenses	32	-	-	(73,894)	(82,893)
General and administrative expenses	32	(25,121)	(25,380)	(161,177)	(143,867)
Other operational income (expenses)	32	190,699	(4,178)	84,049	(156,166)
Equity in earnings of investees	17	820,042	304,726	56,815	45,447
		985,620	275,168	(94,207)	(337,479)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		985,620	275,168	1,368,436	327,352

Financial results	33
Financial income		173,234	54,850	446,220	308,635
Financial expenses		(71,301)	(65,504)	(318,472)	(188,006)
		101,933	(10,654)	127,748	120,629

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,087,553	264,514	1,496,184	447,981

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4
Current		(13,364)	-	(225,977)	(161,814)
Deferred		(81,230)	10,825	(273,629)	15,848
		(94,594)	10,825	(499,606)	(145,966)

NET INCOME		992,959	275,339	996,578	302,015
Attributed to controlling shareholders		-	-	992,959	275,339
Attributed to non-controlling interest	30.2	-	-	3,619	26,676

BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS
Ordinary shares	30.1.3	3.46561	0.96098	3.46561	0.96098
Class "A" Preferred shares	30.1.3	3.81217	1.05709	3.81217	1.05709
Class "B" Preferred shares	30.1.3	3.81217	1.05709	3.81217	1.05709

Statements of Comprehensive Income

for the six-month periods ended June 30, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		06.30.2016	06.30.2015	06.30.2016	06.30.2015

NET INCOME		1,126,465	709,307	1,132,667	772,006
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits - equity	30.1.2	(854)	-	(854)	-
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	30.1.2	169	459	169	675
Taxes on other comprehensive income	30.1.2	(58)	(15)	(58)	(231)
Total comprehensive income, net of taxes		(743)	444	(743)	444
TOTAL COMPREHENSIVE INCOME		1,125,722	709,751	1,131,924	772,450
Attributed to controlling shareholders				1,125,722	709,751
Attributed to non-controlling interest				6,202	62,699

Notes are an integral part of this quarterly information.

Statement of Comprehensive Income - Second quarter changes

for the quarters ended June 30, 2016 and 2015

in thousands of Reais

	Parent Company			Consolidated
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015

NET INCOME	992,959	275,339	996,578	302,015
Other comprehensive income
Items that are or maybe reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	498	(251)	498	(155)
Taxes on other comprehensive income	(170)	148	(170)	52
Total comprehensive income, net of taxes	328	(103)	328	(103)
TOTAL COMPREHENSIVE INCOME	993,287	275,236	996,906	301,912
Attributed to controlling shareholders	-	-	993,287	275,236
Attributed to non-controlling interest	-	-	3,619	26,676

Statement of Changes in Equity

for the six-month periods ended June 30, 2016 and 2015

in thousands of Reais

	Note	Attributable to Parent Company						Shareholders’ equity	Attributable to non - controlling interests	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves
					Legal reserve	Profit retention reserve	Accumulated profit
			Deemed cost	Other comprehensive income

Balance as of January 1, 2016		6,910,000	1,046,663	130,709	744,784	5,413,572	-	14,245,728	338,750	14,584,478
Net Income		-	-	-	-	-	1,126,465	1,126,465	6,202	1,132,667
Other comprehensive income
Gain on financial assets, net of taxes	30.1.2	-	-	111	-	-	-	111	-	111
Actuarial losses, net of taxes	30.1.2	-	-	(854)	-	-	-	(854)	-	(854)
Total comprehensive income		-	-	(743)	-	-	1,126,465	1,125,722	6,202	1,131,924
Realization - deemed cost, net of taxes	30.1.2	-	(95,011)	-	-	-	95,011	-	-	-
Deliberation of additional dividends proposed	30.2	-	-	-	-	-	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings	30.2	-	-	-	-	-	-	-	(9,342)	(9,342)
Balance as of June 30, 2016		6,910,000	951,652	129,966	744,784	5,413,572	1,221,476	15,371,450	312,538	15,683,988
Notes are an integral part of this quarterly information.

	Attributable to Parent Company							Shareholders’ equity	Attributable to non - controlling interests	Equity Consolidated
	Capital	Equity valuation adjustments		Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit
		Cost assigned	Other comprehensive income

Balance as of January 1, 2015	6,910,000	1,137,104	(160,140)	685,147	4,516,825	241,753	-	13,330,689	352,091	13,682,780
Net Income	-	-	-	-	-	-	709,307	709,307	62,699	772,006
Other comprehensive income
Gain on financial assets, net of taxes	-	-	444	-	-	-	-	444	-	444
Total comprehensive income	-	-	444	-	-	-	709,307	709,751	62,699	772,450
Realization - deemed cost, net of taxes	-	(51,751)	-	-	-	-	51,751	-	-	-
Deliberation of additional dividends proposed	-	-	-	-	-	(241,753)	-	(241,753)	(8,733)	(250,486)
Distribution of dividends with retained earnings	-	-	-	-	-	-	-	-	(48,601)	(48,601)
Balance as of June 30, 2015	6,910,000	1,085,353	(159,696) 685,147		4,516,825	-	761,058	13,798,687	357,456	14,156,143
Notes are an integral part of this quarterly information.

Statements of Cash Flow

for the six-month periods ended June 30, 2016 and 2015

in thousands of Reais

	Note	Parent Company		Consolidated
		06.30.2016	06.30.2015	06.30.2016	06.30.2015

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		1,126,465	709,307	1,132,667	772,006

Adjustments to reconcile net income for the period with cash generated from operating activities
Unrealized monetary and exchange variations - net		22,225	24,518	281,466	47,724
Sectorial financial assets and liabilities result	9.3	-	-	1,254,487	(585,966)
Result of the remeasurement of the cash flow of the assets RBSE	10.1	-	-	(977,777)	-
Remuneration of accounts receivable related to concession	10.1	-	-	(69,530)	(52,115)
Income tax and social contribution	13.4	13,364	217	579,128	470,374
Deferred income tax and social contribution	13.4	66,370	(26,088)	(24,163)	(77,861)
Result of renegotiation of hydrological risk		-	-	(7,486)	-
Equity in earnings of subsidiaries	17.1	(982,408)	(767,946)	(104,709)	(91,809)
Appropriation of acturial calculation of post-employment benefits	24.4	4,100	772	64,424	71,184
Appropriation of pension and healthcare contributions	24.4	1,379	3,219	66,957	63,542
Creation for research and development programs and energy efficiency	26.2	-	-	48,507	69,313
Depreciation and amortization		577	-	352,747	325,110
Net operational provisions and reversals	32.4	(179,147)	18,949	56,816	403,692
Impairment of accounts receivable related to concession	10.1	-	-	52	13,407
Loss on disposal of property, plant and equipment		-	-	22,239	12,481
Loss on disposal of intangible assets	19.1	-	-	19,964	16,339
		72,925	(37,052)	2,695,789	1,457,421

Decrease (increase) in assets
Trade accounts receivable		-	-	467,314	(631,073)
Dividends and interest on own capital received	8.1	742,816	1,318,579	38,361	36,684
CRC transferred to the Government of the State of Paraná		49,425	89,295	49,425	89,295
Judicial deposits	9.3	180,753	(369)	109,023	33,430
Accounts receivable related to the concession extension		-	-	-	142,418
Other receivables		831	(523)	109,437	(95,101)
Inventories		-	-	(11,366)	15,910
Income tax and social contribution		42,084	(2,967)	60,817	(9,836)
Other current taxes recoverable		(110)	(14)	(6,413)	36,380
Prepaid expenses		-	34	12,256	3,417
Related Parties		(3,753)	(18,999)	-	(16,163)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(10,622)	333	(35,734)	(56,819)
Suppliers		4,731	1,722	(559,312)	96,674
Other taxes		(29,813)	(4,356)	(138,271)	232,182
Post-employment benefits	24.4	(1,475)	(3,212)	(88,144)	(81,995)
Customer charges due		-	-	(133,168)	194,773
Research and development and energy efficiency	26.2	-	-	(30,630)	(41,180)
Payable related to the concession	27.3	-	-	(403,476)	(27,415)
Other accounts payable		13	4,057	(7,062)	84,508
Provisions for legal claims	29.1.1	(39)	-	(29,469)	(100,158)

CASH GENERATED BY OPERATING ACTIVITIES		1,047,766	1,346,528	2,322,877	1,363,352

Income tax and social contribution paid		(13,364)	(2,659)	(729,125)	(458,140)
Loans and financing - interest due and paid	22.4	(65,998)	(52,028)	(172,767)	(207,108)
Debentures - interest due and paid	23.2	(75,350)	(63,479)	(337,524)	(182,674)

NET CASH GENERATED IN OPERATING ACTIVITIES		893,054	1,228,362	1,083,461	515,430

(continued)

Statements of Cash Flow

for the six-month periods ended June 30, 2016 and 2015 (continued)

in thousands of Reais

	Note	Parent Company		Consolidated
		06.30.2016	06.30.2015	06.30.2016	06.30.2015

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(4)	(7)	(62,237)	43,311
Loans and financing granted to third parties		-	(29,400)	-	(29,400)
Receipt of loans and financing granted to third parties		5,112	-	5,112	-
Additions in investments	17.1	(607,063)	(972,215)	(289,875)	(149,691)
Additions to property, plant and equipment		(60)	(41)	(603,887)	(522,185)
Customers contributions - property, plant and equipment		-	-	40	-
Additions to intangible assets	19.1	(117)	(157)	(411,744)	(505,032)
Customers contributions - intangible assets	19.1	-	-	54,682	118,071

NET CASH USED IN INVESTING ACTIVITIES		(602,132)	(1,001,820)	(1,307,909)	(1,044,926)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties		-	-	24,854	465,095
Issue of Debentures	23.2	-	-	23,532	1,008,633
Amortization of principal - loans and financing	22.4	-	-	(93,089)	(501,404)
Amortization of principal - debentures	23.2	-	-	(29,672)	(20,304)
Dividends and interest on own capital paid		(306,701)	(241,441)	(353,587)	(294,850)

NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(306,701)	(241,441)	(427,962)	657,170

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		(15,779)	(14,899)	(652,410)	127,674

Cash and cash equivalents at the beginning of the period	5	25,653	34,862	1,480,727	740,131
Cash and cash equivalents at the end of the period	5	9,874	19,963	828,317	867,805

CHANGE IN CASH AND CASH EQUIVALENTS		(15,779)	(14,899)	(652,410)	127,674

Notes are an integral part of this quarterly information.

Statements of Value Added

for the six-month periods ended June 30, 2016 and 2015

in thousands of Reais

VALUE ADDED TO DISTRIBUTE	Parent Company		Consolidated
	06.30.2016	06.30.2015	06.30.2016	06.30.2015

Income
Sale of energy, services and other income	-	-	11,875,616	10,840,250
Construction income	-	-	838,509	796,959
Sectorial financial assets and liabilities result	-	-	(1,254,487)	1,039,021
Other income	-	-	4,007	4,596
Allowance for doubtful debts	-	-	(93,886)	(158,565)
	-	-	11,369,759	12,522,261

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	2,469,654	3,854,712
Charges for use of the main transmission grid ( - ) ESS and ER	-	-	344,978	352,179
Materials, supplies and third parties services	8,129	5,498	331,372	408,108
Natural gas and supplies for gas operations	-	-	145,873	552,017
Construction costs	-	-	735,625	692,013
Loss / Recovery of assets	-	194	28,388	47,666
Other supplies	(160,452)	27,619	50,322	281,918
	(152,323)	33,311	4,106,212	6,188,613

( = ) GROSS ADDED VALUE	152,323	(33,311)	7,263,547	6,333,648

( - ) Depreciation and amortization	577	2,164	352,747	325,110

( = ) NET ADDED VALUE	151,746	(35,475)	6,910,800	6,008,538

( + ) Transferred added value
Financial income	238,361	111,008	660,189	528,511
Results from investment interests	982,846	769,262	105,148	93,125
Other Income	-	-	49,388	42,728
	1,221,207	880,270	814,725	664,364

	1,372,953	844,795	7,725,525	6,672,902
(continued)

Statements of Value Added

for the six-month periods ended June 30, 2016 and 2015 (continued)

in thousands of Reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	06.30.2016%		06.30.2015%		06.30.2016%		06.30.2015%

Personnel
Remuneration and fees	11,252		21,961		411,547		368,053
Private pension and health plans	5,405		3,991		136,266		134,726
Meal and education assistance	651		1,730		56,692		50,503
Social security charges - FGTS	912		1,750		32,872		29,539
Labor indemnities (reversals)	22		14		8,164		3,897
Profit sharing	257		1,254		23,001		20,080
Transfers to property, plant and equipment in progres	-		(31)		(24,138)		(29,356)
	18,499	1.3	30,669	3.6	644,404	8.3	577,442	8.7

Government
Federal
Tax	83,731		(18,958)		1,430,500		1,243,764
Sectorial charges	-		-		1,407,563		1,534,381
State	1		-		2,390,399		2,085,688
Municipal	78		29		4,298		5,530
	83,810	6.1	(18,929)	(2.2)	5,232,760	67.7	4,869,363	73.0

Third Parties
Interest	143,706		123,025		696,371		435,249
Leasing and rent	473		723		16,839		15,479
Donations, subsidies and contributions	-		-		2,484		3,363
	144,179	10.5	123,748	14.6	715,694	9.3	454,091	6.8

Shareholders
Non controlling interests	-		-		6,202		62,699
Retained profits	1,126,465		709,307		1,126,465		709,307
	1,126,465	82.1	709,307	84.0	1,132,667	14.7	772,006	11.5

	1,372,953	100.0	844,795	100.0	7,725,525	100.0	6,672,902	100.0

Notes are an integral part of this quarterly information.

NOTES TO THE FINANCIAL STATEMENTS

for the six-month period ended June 30, 2016

in thousands of Reais

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its principal place of business at Rua Coronel Dulcídio, 800, Curitiba - PR, a publicly-held mixed capital company controlled by the State of Paraná, whose shares are traded on Corporate Governance Level 1 of the Special Segments Listing of the BM&FBOVESPA - Securities, Commodities and Futures Exchange, on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and commercialization of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, natural gas and basic sanitation.

1.1        Copel’s Equity Interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associanted companies (1.1.3) and joint operations (1.1.4).

1.1.1       Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A.(Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (a)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (a)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (a)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (a)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (a)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (a)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (a)	Goiânia/GO	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (a)	Curitiba/PR	Production of electricity from w ind sources	100.0	Cutia
(a) Pre-operating stage.

1.1.2       Joint Ventures

	Headquarters	Main activity	Interest
Joint ventures			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.(a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (a)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment	49.0	Copel COM
(a) Pre-operating stage.

1.1.3       Associated companies

	Headquarters	Main activity	Interest %
Associated companies
Cia. de Saneamento do Paraná - Sanepar (a)	Curitiba/PR	Basic sanitation	7.6252
Dona Francisca Energética S.A.	Agudo/RS	Electric Pow er	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Electric Pow er	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (b)	Curitiba/PR	Electric Pow er	30.0
Copel Amec S/C Ltda.- in liquidation	Curitiba/PR	Services	48.0
Escoelectric Ltda. (c)	Curitiba/PR	Services	40.0
Sercomtel S.A. Telecomunicações (d)	Londrina/PR	Telecommunications	45.0
(a) Despite only having a direct 7.6252% interest in Sanepar, the Company has the ability to exercise significant influence through a shareholders agreement from
Dominó Holdings S.A. joint venture, of its w holly ow ned subsidiary Copel Comercialização S.A.
(b) Pre-operating stage.
(c) Extinct in April 2016.
(d) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%)	Other consortium members	Interest (%)
UHE Mauá	51.0	Eletrosul Centrais Elétricas S.A.	49.0
UHE Baixo Iguaçu (Note 18.5.1) (a)	30.0	Geração Céu Azul S.A (Neoenergia)	70.0
Consórcio Tapajós (Note 18.5.2) (a)	13.8	Centrais Elétricas Brasileiras S.A - Eletrobrás	13.8
		Centrais Elétricas do Norte do Brasil S.A - Eletronorte	10.2
		Construções e Comércio Camargo Corrêa S.A.	6.7
		Electricité de France S.A - EDF	9.3
		Cemig Geração e Transmissão S.A.	13.8
		Endesa Brasil S.A.	10.8
		GDF SUEZ Energy Latin America Participações Ltda.	10.8
		Neoenergia Investimentos S.A.	10.8

2         Concessions and Authorizations

2.1        Concession/authorization agreements of Copel’s equity interests:

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel Distribuição	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Foz do Chopim	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TTP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Usina de Energia Eólica São João (a)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba (a)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto (a)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo (a)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
Dois Saltos	Authorization 5204/2015	30	04.22.2045
Paraná Gás	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

2.2        Concession/authorization agreements of Copel Geração e Transmissão and its equity interests:

Copel Geração e Transmissão		Interest %	Maturity
Generation concession 045/1999
TTP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	05.23.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - UEE Palmas		100	09.28.2029
Dispatch 182/2002 - SHP Melissa, SHP Pitangui and SHP Salto do Vau (only register w ith ANEEL)		100	-
Generation Concession 001/2007 - HPP Mauá		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (a)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Use of Public Property Concession - 002/2012 - PP Baixo Iguaçu (a)		30	08.19.2047
Generation Concession - Use of Public Property - 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5373/2015 - HPP Chopim I (only register w ith ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TTP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3.257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3.259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3.256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3.258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050
(a) Building under construction.

Copel Geração e Transmissão		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osorio C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte (a); Substation 230/20138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza (a); Substation Realeza 230/20138 kV - Pátio novo 230 kV (a)		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina (a)		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Contract 006/2016 - Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Contract 006/2016 - Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Contract 006/2016 - Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira	Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;	20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 Kv; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho (a); Transmission line 500 kV Paranaíta - Claúdia (a);	49	05.09.2042
	Substation Claúdia 500 kV (a); Transmission line 500 kV Claúdia - Paranatinga (a); Substation Paranatinga 500 kV (a);
	Transmission line 500 kV Paranatinga - Ribeirãozinho (a)
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II (a);	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte (a); Transmission line 500 Rio Verde Norte - Marimbondo II (a);
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II (a);
	Substation Marimbondo II 500 kV (a)
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas (a);	24.5	05.01.2043
	Transmission line 500 kV Rio Das Éguas - Luziânia (a); Transmission line 500 kV Luziânia - Pirapora 2 (a)
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara do D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044
(a) Buildings under construction.

3         Basis of Preparation

3.1        Declaration of compliance

The quarterly information consists of the individual financial information of the parent company and consolidated financial information prepared in accordance with the International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB and also in accordance with the accounting practices adopted in Brazil (BR GAAP), which include the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC, approved by the Brazilian Securities Commission - CVM and by the Federal Accounting Council - CFC.

The quarterly information is being presented bearing in mind the provisions of CPC 21 (R1) and IAS 34 – Interim Information. Consequently, certain information shown in the notes to the financial statements for the year ended December 31, 2015 and which was not subject to modification in the first half of 2016, is not shown. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2015, available on the sites of the CVM and Copel.

Management warrants that all proprietary material information shown in the individual and consolidated quarterly information, and it alone, is being evidenced, and that it corresponds to that used in managing the company.

Authorization to issue the quarterly information was given by the Executive Board on August 9, 2016.

3.2        Functional and presentation currency

The quarterly information is shown in Reais, which is the Company’s functional currency. The financial information has been rounded up to the nearest thousand, unless otherwise indicated.

3.3        Measurement base

The quarterly information was prepared based on historical cost, with the exception of the following material items recognized in the statement of financial position:

•         non-derivative financial instruments shown at fair value through income, which are measured at fair value;

•         financial assets available for sale, which are measured at fair value;

•         investments in subsidiaries (in the parent company’s individual financial statements), in jointly-controlled entities and in affiliates, which are measured at the equity method; and

•         The net amount of the pension plan liability, which is recognized at the present value of the actuarial obligation, calculated by a hired actuary, minus the fair value of the plan’s assets.

3.4        Use of estimates and judgments

In preparing this quarterly information, the management used judgments, estimates and assumptions that affect how the accounting policies are applied and the reported amounts of the assets, liabilities, revenues and expenses of Copel and its subsidiaries. The actual results may differ from these estimates.

The estimates and assumptions are continually revised. The revised estimates are recognized on a prospective basis.

Information about the use of estimates and judgments involving the application of the accounting policies adopted that represent effects on the amounts recognized in the quarterly information are the same as those disclosed in Note 3.4 to the financial statements as of December 31, 2015.

4         Significant Accounting Policies

The Company’s accounting policies are consistent with those shown in Note 4 to the financial statements as of December 31, 2015.

5         Cash and Cash Equivalents

		Parent Company		Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Cash and bank accounts	219	126	156,513	167,724
Financial investments w ith immediate liquidity	9,655	25,527	671,804	1,313,003
	9,874	25,653	828,317	1,480,727

The financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and repo transactions characterized by the sale of securities with a commitment by the seller (Bank) to repurchase them from the buyer for re-sale in the future. The average remuneration on the investments is the variance in the Interbank Deposit Certificate (CDI) rate.

6         Bonds and Securities

	Level Note 35.1	Index	06.30.2016	Consolidated
Category				12.31.2015
Securities available for sale
Committed Operation	2	Fixed rate	89,744	48,085
Committed Operation	2	CDI (a)	1,164	-
Quotas in Funds	2	CDI	78,518	64,368
Bank Deposit Certificates - CDB	2	CDI	47,493	45,996
Financial Treasury Bills - LFT	1	Selic (b)	1,383	2,623
Quotas in Funds	1	CDI	109	105
			218,411	161,177
Securities held for trading
Multimarket Fund	2	CDI	150,992	111,760
Committed Operation	2	Fixed rate	126,944	88,594
Financial Bills	2	CDI	48,141	26,025
Quotas in Funds	2	CDI	16,640	100,282
Time Deposits w ith Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	2	CDI	4,542	4,515
National Treasury Bills - LTN	1	Selic	2,816	2,563
Housing credit	2	CDI	2,316	2,316
Treasury	1	-	153	2
Debentures	2	CDI	125	157
			352,669	336,214
			571,080	497,391
		Current	392,484	406,274
		Noncurrent	178,596	91,117
(a) Interbank Deposit Certificate - CDI
(b) Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic

Copel and its subsidiaries hold securities that pay variable interest rates. The term of these securities varies from 1 to 60 months, as from the end of the reporting period. None of these assets has matured or presents problems with impairment at the close of the first half of 2016.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	06.30.2016	12.31.2015
Customers
Residential	282,374	209,746	65,115	557,235	593,803
Industrial	219,224	62,139	43,860	325,223	386,777
Commercial	192,159	61,491	34,281	287,931	377,310
Rural	43,925	21,962	7,725	73,612	81,772
Public Entities	33,763	16,409	14,936	65,108	66,919
Public lighting	32,258	70	129	32,457	40,599
Public service	35,069	970	1,321	37,360	42,985
Unbilled	446,487	-	-	446,487	648,455
Energy installments plan (7.1)	119,134	20,390	27,193	166,717	130,589
Low income subsidy - Eletrobras	13,134	-	-	13,134	12,351
Other receivables	33,875	30,507	93,100	157,482	141,481
	1,451,402	423,684	287,660	2,162,746	2,523,041
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	108,018	2,192	17,687	127,897	147,809
Bilateral contracts	99,888	464	25	100,377	94,961
CCEE (7.2)	71,377	911	191,054	263,342	434,523
Unbilled	52,400	-	-	52,400	49,431
Quota system and Reimbursement to generators	13,258	1,287	2,830	17,375	4,158
	344,941	4,854	211,596	561,391	730,882
Charges from using transmission grid	73,220	5,763	6,801	85,784	83,171
Telecommunications	11,980	19,799	37,471	69,250	49,766
Gas distribution	53,313	2,215	4,797	60,325	60,715
Allow ance for doubtful accounts (7.3)	-	-	(321,230)	(321,230)	(339,686)
	1,934,856	456,315	227,095	2,618,266	3,107,889
Current				2,543,217	3,032,827
Noncurrent				75,049	75,062

7.1        Payment of debits under installment plans

The balances of debit installment plans are at present value, bearing in mind the amount to be discounted, the realization dates, the settlement dates and the discount rate, which ranges from 0.24% to 3.00%.

7.2        CCEE

Of the balance shown, the most significant amount is R$211,301 which refers to Copel Geração e Transmissão, of which R$181,560 derives from energy sales to be reprocessed by the Electricity Trading Chamber – CCEE, from January to May 2015, as a result of a request to Aneel to exclude responsibility in the delivery of energy to fulfill the commercialization contracts of Colíder HPP (Note 18.4). The Company is currently awaiting the judgement of the request for reconsideration of Aneel Order 1580, of June 14, 2016, which established that the implementation schedule and the energy supply schedules related to the plant should remain unchanged.

7.3         Allowance for doubtful acccounts

Consolidated	Balance as of		Reversal	Balance as of
	January 1, 2016	Additions	of write offs	June 30, 2016
Customers
Residential	104,167	47,910	(72,620)	79,457
Industrial	42,176	11,952	(15,636)	38,492
Commercial	48,385	28,577	(21,462)	55,500
Rural	1,827	1,657	(2,060)	1,424
Public Entities	10,651	691	(47)	11,295
Public lighting	81	3	-	84
Public service	607	162	-	769
	207,894	90,952	(111,825)	187,021
Concessionaries and permission holder
CCEE (7.3.1)	119,665	-	-	119,665
Concessionaries and permission holder	10,141	801	-	10,942
	129,806	801	-	130,607
Telecommunications	191	962	-	1,153
Gas distribution	1,795	676	(22)	2,449
	339,686	93,391	(111,847)	321,230

7.3.1       CCEE

In 2015, the provision of R$119,665 was recorded referring to the differences between the selling price of energy under the commercialization contracts of Colíder HPP and the Difference Settlement Price – PLD – negotiated with the CCEE. The Company is awaiting a definition by Aneel regarding the request for review of the schedule for this plant to come on stream, so as to possibly reverse this provision.

8         CRC Transferred to the State Government of Paraná

Under the fourth addendum signed on January 21, 2015, the Company renegotiated with the State Government of Paraná, the balance at December 31, 2004 of the Income Accounts to be Offset - CRC, of R$1,197,404, in 244 installments recalculated using the price amortization system, restated using the General Price Index – Internal Availability - IGP-DI, plus interest of 6.65% p.a., which are received on a monthly basis, the first installment maturing on January 30, 2005, and the others in subsequent and consecutive maturity dates.

As per the request of the Paraná State Government, approved by the Company’s Board of Directors, the Novation of the CRC Agreement Amendment is under way, comprising, between April and December 2016, a grace period for all payments and, between January and December 2017, a grace period for the principal amount only, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will be maintained.

Amortizations are guaranteed by dividends.

8.1        Changes to the CRC

Parent Company and Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2016	111,663	1,271,579	1,383,242
Interest	43,917	-	43,917
Monetary variations	1,555	75,015	76,570
Transfers	60,559	(60,559)	-
Transfers due to novation	(168,269)	168,269	-
Amortizations	(49,425)	-	(49,425)
Balance as of June 30, 2016	-	1,454,304	1,454,304

8.2        Maturity dates of the long-term installments

Parent Company and Consolidated	06.30.2016
2018	160,270
2019	170,929
2020	182,297
2021	194,420
2022	207,350
After 2022	539,038
1,454,304

9         Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities refer to the Portion A Cost Variation Account (CVA) and other financial components representing the non-manageable costs in the tariff cycle without proper tariff cover. These account balances represent the positive and negative variance between the projected and actual amounts, and are restated using an index determined by the Aneel and transferred in the next tariff adjustment.

9.1        Breakdown of the balances of sectorial financial assets

Consolidated		Current		Noncurrent
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Sectorial financial assets - Electricity rate adjustment
recoverable 2015
Portion A
Charges for using the transmission system - basic grid	-	69,781	-	-
Electricity purchased for resale - Itaipu	-	-	-	-
ESS	-	(200,644)	-	-
CDE	-	171,008	-
Proinfa	-	(1,185)	-	-
CVA Energ	-	365,276	-	-
Transport of energy purchased from Itaipu	-	2,859	-	-
Other financial components	-	-	-	-
Deferral IRT 2013	-	143,624	-	-
Deferral IRT 2014	-	324,003	-	-
Extraordinary Tariff Review	-	(179,763)	-	-
Overcontracting	-	78,778	-	-
Neutrality	-	(7,888)	-	-
Financial exposure	-	9,922	-	-
Guarantees	-	84	-	-
	-	775,855	-	-
Sectorial financial assets - Electricity rate adjustment
recoverable 2016
Portion A
Charges for using the transmission system - basic grid	-	3,615	-	3,615
Electricity purchased for resale - Itaipu	-	349,704	-	349,704
ESS	-	(69,255)	-	(69,255)
CDE	-	231,052	-	231,052
Proinfa	-	(40)	-	(40)
CVA Energ	-	(190,070)	-	(190,071)
Transport of energy purchased from Itaipu	-	2,432	-	2,432
Other financial components
Extraordinary Tariff Review	-	(264,423)	-	(264,423)
Overcontracting	-	20,999	-	20,999
Neutrality	-	36,266	-	36,266
Abrace	-	10,228	-	10,228
Financial exposure	-	4,396	-	4,396
	-	134,904	-	134,903
	-	910,759	-	134,903

9.2        Breakdown of the sectorial financial liabilities

Consolidated		Current		Noncurrent
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Portion A
Charges for using the transmission system - basic grid	136	-	-	-
Electricity purchased for resale - Itaipu	(723,652)	-	-	-
ESS	134,084	-	-	-
CDE	(297,919)	-	-	-
Proinfa	(30,971)	-	-	-
CVA Energ	650,714	-	-	-
Transport of energy purchased from Itaipu	(7,671)	-	-	-
Other financial components
Overcontracting	9,783	-	-	-
Extraordinary Tariff Review	525,119	-	-	-
Neutrality	(82,770)	-	-	-
Financial exposure	33,157	-	-	-
Others	(305)	-	-	-
	209,705	-	-	-
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Charges for using the transmission system - basic grid	-	-	6,421	-
Electricity purchased for resale - Itaipu	-	-	(25,259)	-
ESS	-	-	17,332	-
CDE	-	-	42,940	-
Proinfa	-	-	(106)	-
CVA Energ	-	-	215,097	-
Transport of energy purchased from Itaipu	-	-	(250)	-
Financial components
Overcontracting	-	-	(70,613)	-
Neutrality	-	-	(8,298)	-
	-	-	177,264	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff returns	-	-	37,971	-
	-	-	37,971	-
	209,705	-	215,235	-

9.3        Changes to the net sectorial financial assets and liabilities

				Financial
	Balance as of	Operating revenues		results		Balance as of
	January 1, 2016	Constitution	Amortization	Updating	Rate flags	June 30, 2016
Portion A
Charges for using the transmission system - basic grid	77,011	(15,284)	(74,536)	6,252	-	(6,557)
Electricity purchased for resale - Itaipu	699,408	19,219	(15,344)	45,628	-	748,911
ESS	(339,154)	61,569	217,215	(21,148)	(69,898)	(151,416)
CDE	633,112	(223,891)	(188,999)	34,757	-	254,979
Proinfa	(1,265)	30,360	621	1,361	-	31,077
CVA Energ	(14,865)	(304,902)	(376,880)	(15,562)	(153,602)	(865,811)
Transport of energy purchased f rom Itaipu	7,723	4,015	(3,217)	(600)	-	7,921
Other financial components
Overcontracting	120,776	32,183	(78,584)	(13,545)	-	60,830
Deferral IRT	467,627	-	(467,627)	-	-	-
Extraordinary Tariff Review	(708,609)	21,541	190,176	(28,227)	-	(525,119)
Neutrality	64,644	18,873	6,247	1,304	-	91,068
Abrace	20,456	(19,808)	-	(648)	-	-
Financial exposure	18,714	(42,000)	(9,264)	(607)	-	(33,157)
Tariff returns (9.3.1)	-	(36,490)	-	(1,481)	-	(37,971)
Others	84	410	(90)	(99)	-	305
	1,045,662	(454,205)	(800,282)	7,385	(223,500)	(424,940)

9.3.1       Tariff rebates

Aneel, through Order 245 of January 28, 2016, ruled that the new amounts arising from Excess Demand and Reactive Surplus must be appropriated to Sectorial Financial Liabilities commencing January 1, 2016, restated on a monthly basis by the Selic interest rate.

10      Accounts Receivable Related to the Concession

10.1      Changes to the accounts receivable related to the concession

		Noncurrent assets
	Current		Special
	assets	Assets	liabilities	Consolidated
Balance as of January 1, 2016	9,162	1,434,161	(75,710)	1,367,613
Bonus from the grant (10.2)
Bonus from the grant recognition	-	574,827	-	574,827
Transfers from current to noncurrent	54,867	(54,867)	-	-
Remuneration	-	56,895	-	56,895
Amortizations	(42,453)	-	-	(42,453)
Transmission and Distribution Contracts
Capitalization of intangible assets in progress (Note 19.1)	-	33,533	-	33,533
Transfers to intagible - Extension of Copel Distribuição’s Concession (Note 19.1)	-	2,230	-	2,230
Transfers from current to noncurrent	29,352	(29,352)	-	-
Transfers to electricity grid use charges - customers	(28,629)	-	-	(28,629)
Transfer to property, plant and equipment	(125)	(2,732)	-	(2,857)
Monetary variations (Note 33)	-	122,395	-	122,395
Remuneration	-	69,533	(3)	69,530
Construction income	-	192,879	-	192,879
Loss on disposal	-	(52)	-	(52)
Remeasurement of the cash flow of the assets RBSE (10.3)	-	977,777	-	977,777
Transfer from accounts receivable related to the concession
compensation - recognition RBSE (10.3)	-	160,217	-	160,217
Transfers from property, plant and equipment - recognition RBSE (10.3)	-	155,369	-	155,369
Recognition of RBSE + RBNI evaluation report (indemnified) (10.3)	-	61,760	-	61,760
Recognition RBSE – Financial Assets	-	(61,760)	-	(61,760)
Balance as of June 30, 2016	22,174	3,692,813	(75,713)	3,639,274

10.2      Bonus from the grant of concession agreements under the quota system

On January 5, 2016, Copel Geração e Transmissão entered into a 30-year concession agreement under the system of allocation of quotas of its physical guarantee of energy and power, in accordance with Law 12783/2013, with payment of the Bonus from the Grant - BO, amounting to R$574,827, stipulated by Resolution 2 the National Energy Policy Council - CNPE, dated September 18, 2015 and in the Aneel Invitation to Bid 12/2015.

The granting authority auctioned the grant of the concession by contracting of electricity generation services, at the lowest sum total of the cost of the Generation Assets Management - GAG and the Return on the Bonus from the Grant - RBO, which comprise the Copel Geração e Transmissão’s remuneration, referred to as Annual Generation Revenue - RAG.

Copel Geração e Transmissão has classified the payment of the Bonus from the Grant as a financial asset by virtue of it being a receivable tied to the concession agreement, consisting of the Return on the Bonus from the Grant, assured by the granting authority for the duration of the concession and with no demand risk. This asset has no active market and its cash flow is fixed and ascertainable; therefore, it has been classified as “loans and receivables”, initially estimated based on the respective fair value and subsequently measured at amortized cost, calculated using the effective interest rate method.

10.3      Remeasurement of RBSE financial assets

Copel Geração e Transmissão extended concession agreement 060/2001, pursuant to Law 12783/2013.

Regarding the amounts receivable for part of the electricity transmission assets of the Existing Basic Network System (RBSE) and for the connecting facilities and Other Transmission Facilities (RPC) prior to May 2000, on March 31, 2015, Copel Geração e Transmissão filed a valuation report for these assets with Aneel in the amount of R$882,300 on December 31, 2012, which is pending approval.

On April 20, 2016, MME Ordinance 120 was published, determining that the amounts of assets arising from electricity transmission infrastructure construction exclusively related to these not yet depreciated and/or amortized assets, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the new Annual Permitted Revenue (APR).

The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts involved, which are subject to Aneel regulations. However, as the means and timing of realization of these assets had been defined, based on information available in the Ordinance and the Tariff Regulation Procedure (Proret), Management remeasured the estimated cash flows for these assets at the restated amount of R$1,355,123 on June 30, 2016, with an impact of R$977,777 on operating revenues and R$645,333 on net income.

10.4      Commitments involving transmission concessions

Commitments assumed with suppliers of equipment and services referring to the following projects:

Transmission Lines and Substations	Balance
Contract 010/2010 - Transmission Line Araraquara 2 - Taubaté	281,871
Contract 005/2014 - TL 230 kV Bateias - Curitiba Norte and SE 230 kV Curitiba Norte	11,004
Contract 021/2014 - TL 230 kV Foz do Chopim Realeza Sul and SE 230 kV Realeza Sul	39,382
Contract 022/2014 - TL 500 kV Londrina - Assis	96,613
Contract 006/2016 - TL 500kV Blumenau - Curitiba Leste	18,718
SE 230 kV Medianeira Norte and TL 230 kV SE B. Iguaçu - Realeza Sul
SE 230 kV Curitiba Centro and TL 230kV Curitiba Centro - Uberaba
SE 230 kV Andirá Leste and secc LT 230 kV Assis - Salto Grande

11      Accounts Receivable related to the Concession Compensation

	Current	Noncurrent
	Assets	Assets	Consolidated
Balance as of January 1, 2016	-	219,556	219,556
Transfer to accounts receivable related to the concession (Note 10)	-	(160,217)	(160,217)
Balance as of June 30, 2016	-	59,339	59,339

The balance of R$59,339 recorded on June 30, 2016 refers to generation assets, and as a result of the expiry of the Rio dos Patos, GPS and Mourão I HPP concessions, Copel Geração e Transmissão depreciated the plants up to the expiry dates of the concessions, and reclassified them to Accounts Receivable Related to Concession Compensation at the residual book value in Property, Plant and Equipment. Copel Geração e Transmissão assessed these assets and, although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

Copel Geração e Transmissão submitted to Aneel, in a timely manner, its interest in receiving the amount recoverable. Proof of having made the respective investments was formalized with the regulatory agency on December 17, 2015. The new replacement value methodology was used to prepare the information, as defined in Aneel Normative Resolution 596/2013.

Of the balances on December 31, 2015, the amounts receivable from energy transmission assets of the Existing System Basic Network (RBSE) and connection facilities and other transmission facilities (RPC) were reclassified to Accounts Receivable Related to the Concession, as a result of the recognition of the effects of MME Ordinance 120, as described in Note 10.3.

12      Other Current Receivables

.		Parent Company		Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Services in progress (a)	11,016	11,013	141,178	128,336
Advance payments to employees	965	1,798	41,036	24,660
Decommissioning in progress	-	-	38,449	31,159
Advance for severance estate	-	-	34,186	20,277
Advance payments to suppliers (b)	-	5	33,547	95,765
CDE Transfer (12.1)	-	-	28,422	119,010
Other receivables	206	202	60,667	87,296
	12,187	13,018	377,485	506,503
Current	12,187	13,018	330,203	474,889
Noncurrent	-	-	47,282	31,614
(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose.
(b) Refers to advances to suppliers provided on contractual clauses.

12.1      CDE Transfer

The purposes of the CDE (Note 31.5.1) include providing resources for subsidizing the discounts applied to the tariffs for use of the electricity distribution systems.

The amount transferred to Copel Distribuição between June 2015 and May 2016, ratified by Aneel resolutions 1858/2015 and 1897/2015, was amended by resolution 2094 of June 21, 2016, which ratified the result of Copel Distribuição’s fourth Periodic Tariff Review.

The balance at December 31, 2015 refers to the portions of October and December 2015, received in 2016, while the balance at June 30, 2016 refers to the provisioned portion related to June 2016.

13      Taxes

13.1      Income tax and social contribution

	Parent Company			Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Current assets
IR and CSLL paid in advance	59,656	174,987	476,093	517,206
IR and CSLL to be offset against liability	(13,363)	(20,910)	(408,965)	(322,962)
	46,293	154,077	67,128	194,244
Noncurrent assets
IR and CSLL paid in advance	144,844	79,144	160,985	94,686
	144,844	79,144	160,985	94,686
Current liabilities
IR and CSLL due	13,363	-	570,884	613,278
IR and CSLL to be offset against asset	(13,363)	-	(408,965)	(301,362)
	-	-	161,919	311,916

13.2      Deferred income tax and social contribution

Parent Company			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2016	in income	income	June 30, 2016
Noncurrent assets
Provisions for legal claims	98,779	(60,926)	-	37,853
Amortization - concession	18,918	191	-	19,109
Provision for financing	3,457	-	-	3,457
CPC 33 effects - employee benef its	1,304	-	-	1,304
Tax losses and negative tax basis	6,050	(5,772)	-	278
Allow ance for doubtful debts	1,478	(1,478)	-	-
Others	6,163	438	-	6,601
	136,149	(67,547)	-	68,602
(-) Noncurrent liabilities
Provisions for negative goodw ill	25,297	-	-	25,297
CPC 38 effects - financial instruments	5,850	-	58	5,908
CPC 08 effects - transaction costs	4,083	(1,177)	-	2,906
	35,230	(1,177)	58	34,111
Net	100,919	(66,370)	(58)	34,491

Consolidated			Recognized
			in other
	Balance as of	Recognized	comprehensive	Balance as of
	January 1, 2016	in income	income	June 30, 2016
Noncurrent assets
Provisions for legal claims	456,316	(22,779)	-	433,537
Private pension and health plans	256,071	14,829	-	270,900
CPC 01 effects - impairment of assets	252,026	-	-	252,026
Provision for energy purchases	184,471	(39,749)	-	144,722
Sectoral financial liabilities		144,479	-	144,479
Provision of Research and Development	116,671	14,667	-	131,338
Allow ance for doubtful accounts	125,941	(8,289)	-	117,652
Amortization - concession	39,539	2,296	-	41,835
Social security contributions - injunction on judicial deposit	36,758	3,008	-	39,766
ICPC 01 effects - concession contracts	38,009	(11,153)	-	26,856
Receivement injunction GSF	41,308	(16,749)	-	24,559
Provision for tax losses	17,426	(803)	-	16,623
Provision for profit sharing	25,825	(18,639)	-	7,186
Tax losses and negative tax basis	6,050	(5,772)	-	278
Rate flag	16,486	(16,486)	-	-
CPC 33 ef fects - employee benef its	1,580	(585)	-	995
Others	44,706	4,008	-	48,714
	1,659,183	42,283	-	1,701,466
(-) Noncurrent liabilities
CPC 27 effects - deemed cost	539,190	(34,039)	-	505,151
ICPC 01 effects - concession contracts	91,126	409,330	-	500,456
CPC 33 ef fects - employee benef its	56,700	-	-	56,700
Provisions for negative goodw ill	25,297	-	-	25,297
Deferment of capital gains	11,320	-	-	11,320
CPC 38 effects - financial instruments	5,849	-	58	5,907
Capitalization of financial charges	5,357	-	-	5,357
Sectoral f inancial assets	355,525	(355,525)	-	-
Others	31,471	(1,646)	-	29,825
	1,121,835	18,120	58	1,140,013
Net	537,348	24,163	(58)	561,453
Assets presented in the Statement of Financial Position	537,562			847,484
(-) Liabilities presented in the Statement of Financial Position	(214)			(286,031)
Net	537,348			561,453

13.3      Other taxes recoverable and payable

.	Parent Company			Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Current assets
Recoverable ICMS (VAT)	-	-	73,973	66,475
Recoverable PIS/Pasep and Cofins taxes	111	30	64,539	76,810
PIS/Pasep and Cofins to be offset against liabilities	-	(30)	(61,832)	(73,162)
Other recoverable taxes	-	-	576	602
	111	-	77,256	70,725
Noncurrent assets
Recoverable ICMS (VAT)	-	-	24,595	20,386
PIS/Pasep and Cofins taxes	-	-	62,602	59,209
Other recoverable taxes	14	15	33,308	33,307
	14	15	120,505	112,902
Current liabilities
ICMS (VAT) payable	-	-	114,914	143,561
PIS/Pasep and Cofins payable	2,589	32,578	95,662	163,840
PIS/Pasep and Cofins to be offset against assets	-	(30)	(61,832)	(73,162)
IRRF on JSCP	-	20,910	-	71,662
IRRF on JSCP to be offset against IR and CSLL assets	-	(20,910)	-	(21,600)
Ordinary financing of taxes w ith the federal tax authorities	-	-	56,477	45,586
Other taxes	72	69	10,610	11,061
	2,661	32,617	215,831	340,948
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	1,609	1,466	117,177	108,278
Ordinary financing of taxes w ith the federal tax authorities	-	-	124,776	148,153
Other taxes	-	-	2,166	842
	1,609	1,466	244,119	257,273

13.4      Reconciliation of the provision for income tax and social contribution

.	Parent Company		Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Income before IRPJ and CSLL	1,206,199	683,436	1,687,632	1,164,519
IRPJ and CSLL (34%)	(410,108)	(232,368)	(573,795)	(395,936)
Tax effects on:
Equity in income	330,131	258,054	29,173	26,465
Dividends	149	208	149	208
Non deductible expenses	(12)	(23)	(6,615)	(4,147)
Tax incentives	93	-	8,192	1,981
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(20,651)	(190)
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	8,582	(34,996)
Others	13	-	-	14,102
Current IRPJ and CSLL	(13,364)	(217)	(579,128)	(470,374)
Deferred IRPJ and CSLL	(66,370)	26,088	24,163	77,861
Effective rate - %	6.6%	-3.8%	32.9%	33.7%

14      Prepaid Expenses

Consolidated		06.30.2016	12.31.2015
Risk premium - GSF renegotiation (Note 14.1)		39,259	48,653
Others		23,260	26,122
		62,519	74,775
	Current	40,418	49,282
	Noncurrent	22,101	25,493

14.1      Risk Premium – GSF (Generation Scaling Factor) Renegotiation

The balances of the assets and liabilities of the renegotiation of the hydrologic risk are shown as follows:

Consolidated		06.30.2016	12.31.2015
Risk premium - current asset		17,311	23,313
Risk premium - noncurrent asset		21,948	25,340
Intangible		36,671	30,807
Liability deduction w ith CCEE		37,376	55,160
		113,306	134,620
	Risk premium to be amortized	59,831	76,171
	Grant extension period	53,475	58,449

15      Related Parties

.		Parent Company			Consolidated
		06.30.2016	12.31.2015	06.30.2016	12.31.2015
Controlling shareholders
State of Paraná (15.1)		167,566	167,566	187,048	187,048
Subsidiaries
Copel Renováveis - Structure Sharing		3,362	312	-	-
Copel Comercialização - Structure Sharing		839	135	-	-
Copel Distribuição (15.2)		92,423	104,434	-	-
Joint Ventures
Voltalia São Miguel do Gostoso (15.3)		21,093	-	21,093	-
		285,283	272,447	208,141	187,048
	Current	25,293	447	40,575	19,482
	Noncurrent	259,990	297,237	167,566	192,803

15.1      State of Paraná

15.1.1     Credit referring to the Luz Fraterna Program, R$153,300

Transfers of credit rights from Copel Distribuição’s Luz Fraterna account to Copel were suspended as of the second half of 2015, taking into account Decree 2789/2015, which created the possibility of using presumed ICMS credits to liquidate the invoices involving this program.

15.1.2     Credit referring to projects of the 2014 FIFA World Cup, R$14,266

The 2119th Executive Board Meeting of July 28, 2014 approved the transfer of credit rights involving mobility projects for the 2014 FIFA World Cup concluded by Copel Distribuição under the responsibility of the State of Paraná.

Aneel Order 4483/2015, endorsed the operation, which led to the signing of a Credit Assignment Instrument transferring the rights from Copel Distribuição to Copel.

15.1.3     Credit referring to the Morar Bem Program, R$19,482

The Morar Bem Program in Paraná, created by Decree 2845/2011, is an arrangement between the State of Paraná, Companhia de Habitação do Paraná – Cohapar (the State Housing Company) and Copel Distribuição, under the management of Cohapar. Copel’s primary responsibilities under the arrangement involve the construction of electricity distribution networks and service entrances of the consumer units in the housing estates.

15.2      Copel Distribuição - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries when they were founded in 2001. Nevertheless, as the agreements on the transfers to the respective subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded at the parent company.

The balance with Copel Distribuição refers to STN financing STN transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel Distribuição (Note 22).

15.3      Voltalia São Miguel do Gostoso Participações S.A. - Loan

A loan agreement was signed on May 14, 2015 between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), retroactive to February 6, 2015, for R$29,400, with a term of two years and remuneration at 111.5% of the CDI rate, for the purpose of providing working capital to finance the borrower’s activities and business.

In the first half of 2016, Voltalia amortized R$5,112 and recorded financial income of R$1,725 (R$1,314 in the first half of 2015).

16      Judicial Deposits

.		Parent Company		Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Taxes claims	85,882	266,692	290,925	457,449
Labor claims	383	330	218,033	169,194
Civil
Suppliers	-	-	2,828	2,828
Civil	393	389	84,284	75,788
Easements	-	-	7,972	7,715
Customers	-	-	3,537	3,628
	393	389	98,621	89,959
Others	-	-	3,325	3,325
	86,658	267,411	610,904	719,927

17      Investments

17.1      Changes in investments

Parent Company			Equity	Investiment/		Proposed
Balance as of			valuation	Advance for future		dividends	Balance as of
January 1, 2016		Equity	adjustments	capital increase	Amortization	and JCP	June 30, 2016
Subsidiaries
Copel Geração e Transmissão	6,905,421	1,003,821	(1)	602,000	-	(152,550)	8,358,691
Copel Distribuição	5,603,673	(103,377)	-	-	-	(730,526)	4,769,770
Copel Telecomunicações	508,874	25,939	-	-	-	(94,201)	440,612
Copel Renováveis	17,889	(11,723)	-	5,000	-	-	11,166
Copel Comercialização	252,074	15,893	(375)	-	-	(96)	267,496
UEG Araucária (17.2)	171,648	(8,560)	-	-	-	(23,072)	140,016
Compagás (17.2)	150,818	11,892	-	-	-	-	162,710
Elejor (17.2)	51,800	7,780	-	-	-	(21,798)	37,782
Elejor - concession rights	15,270	-	-	-	(377)	-	14,893
	13,677,467	941,665	(376)	607,000	(377)	(1,022,243)	14,203,136
Joint Ventures					-
Voltalia São Miguel do Gostoso I (17.3)	72,249	2,797	-	-	-	-	75,046
Voltalia São Miguel do Gostoso - concession rights	11,507	-	-	-	(184)	-	11,323
Paraná Gás	106	(26)	-	-	-	-	80
	83,862	2,771	-	-	(184)	-	86,449
Associates
Sanepar (17.4)	311,679	27,678	(479)	-	-	(19,372)	319,506
Dona Francisca Energética (17.4)	32,234	4,670	-	-	-	(2,303)	34,601
Foz do Chopim Energética (17.4)	15,574	5,904	-	-	-	(7,082)	14,396
Carbocampel	1,539	(4)	-	49	-	-	1,584
Dois Saltos	120	-	-	-	-	-	120
Copel Amec	203	7	-	-	-	-	210
Escoelectric	269	(283)	-	14	-	-	-
	361,618	37,972	(479)	63	-	(28,757)	370,417
Other investments
Finam	755	-	1	-	-	-	756
Finor	179	-	(68)	-	-	-	111
Investco S.A.	9,447	-	-	-	-	-	9,447
Other investments	7,245	-	237	-	-	-	7,482
	17,626	-	170	-	-	-	17,796
	14,140,573	982,408	(685)	607,063	(561)	(1,051,000)	14,677,798

Consolidated			Equity	Investiment/	Proposed
	Balance as of		valuation	Advance for future	dividends		Balance as of
	January 1, 2016	Equity	adjustments	capital increase	and JCP	Amortization	June 30, 2016
Joint Ventures (17.3)
Dominó Holdings	242,652	20,046	(375)	-	-	(7,473)	254,850
Voltalia São Miguel do Gostoso I	72,249	2,797	-	-	-	-	75,046
Voltalia São Miguel do Gostoso - concession rights	11,507	-	-	-	(184)	-	11,323
Paraná Gás	106	(26)	-	-	-	-	80
Costa Oeste	32,631	3,735	-	-	-	-	36,366
Marumbi	75,914	6,502	-	3,520	-	3,101	89,037
Transmissora Sul Brasileira	67,563	375	-	-	-	-	67,938
Caiuá	51,271	1,649	-	-	-	2,546	55,466
Integração Maranhense	104,286	2,483	-	1,569	-	4,248	112,586
Matrinchã	697,912	22,292	-	67,345	-	-	787,549
Guaraciaba	298,794	3,096	-	63,700	-	4	365,594
Paranaíba	100,726	5,562	-	7,291	-	-	113,579
Mata de Santa Genebra	26,903	(3,241)	-	120,240	-	-	143,902
Cantareira	60,105	1,467	-	26,147	-	389	88,108
	1,842,619	66,737	(375)	289,812	(184)	2,815	2,201,424
Associates
Sanepar (17.4)	311,679	27,678	(479)	-	-	(19,372)	319,506
Dona Francisca Energética (17.4)	32,234	4,670	-	-	-	(2,303)	34,601
Foz do Chopim Energética (17.4)	15,574	5,904	-	-	-	(7,082)	14,396
Carbocampel	1,539	(4)	-	49	-	-	1,584
Dois Saltos	120	-	-	-	-	-	120
Copel Amec	203	7	-	-	-	-	210
Escoelectric	269	(283)	-	14	-	-	-
	361,618	37,972	(479)	63	-	(28,757)	370,417
Other investments
Finam	755	-	1	-	-	-	756
Finor	179	-	(68)	-	-	-	111
Investco S.A.	9,447	-	-	-	-	-	9,447
Assets for future use	1,652	-	-	-	-	-	1,652
Other investments	8,440	-	237	-	-	-	8,677
	20,473	-	170	-	-	-	20,643
	2,224,710	104,709	(684)	289,875	(184)	(25,942)	2,592,484

17.2      Summarized financial statements of the subsidiaries with non controlling interest

06.30.2016	Compagás	Elejor	UEG Araucária
ASSETS	498,008	725,966	772,419
Current assets	108,801	75,515	390,382
Noncurrent assets	389,207	650,451	382,037
LIABILITIES	498,008	725,966	772,419
Current liabilities	113,787	163,218	53,182
Noncurrent liabilities	65,181	508,773	19,157
Equity	319,040	53,975	700,080
STATEMENT OF INCOME
Operating revenues	305,177	124,739	57,105
Operating costs and expenses	(268,615)	(49,030)	(117,681)
Financial results	(404)	(58,885)	17,775
Income tax and social contribution	(12,839)	(5,708)	-
Net income	23,319	11,116	(42,801)
Other comprehensive income	-	-	-
Total comprehensive income	23,319	11,116	(42,801)

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	2,822	32,756	109,721
Cash flow s from investiment activities	(13,053)	(818)	(24,160)
Cash flow s from financing activities	8,685	(34,305)	(200,000)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(1,546)	(2,367)	(114,439)
Cash and cash equivalents at the beginning of the period	29,321	41,655	132,854
Cash and cash equivalents at the end of the period	27,775	39,288	18,415
CHANGE IN CASH AND CASH EQUIVALENTS	(1,546)	(2,367)	(114,439)

17.3      Complete balances of the groups of assets, liabilities and earnings of the main joint ventures

					Transmis-						Mata de
	Dominó		Costa		sora Sul		Integração				Santa	Canta-
06.30.2016	(a)	Voltalia	Oeste	Marumbi	Brasileira	Caiuá	Maranhense	Matrinchã	Guaraciaba	Paranaíba	Genebra	reira
ASSETS	535,587	153,383	108,048	172,829	693,234	236,222	475,094	2,435,025	1,238,841	1,242,517	812,450	245,357
Current assets	25,760	515	10,179	8,333	47,832	23,059	40,659	55,695	56,987	14,040	213,020	1,715
Cash and cash equivalents	3,119	74	4,892	2,182	19,300	1,600	462	6,310	51,258	4,936	203,979	1,590
Other current assets	22,641	441	5,287	6,151	28,532	21,459	40,197	49,385	5,729	9,104	9,041	125
Noncurrent assets	509,827	152,868	97,869	164,496	645,402	213,163	434,435	2,379,330	1,181,854	1,228,477	599,430	243,642
.
LIABILITIES	535,587	153,383	108,048	172,829	693,234	236,222	475,094	2,435,025	1,238,841	1,242,517	812,450	245,357
Current liabilities	15,482	230	4,229	10,495	42,470	22,275	67,651	104,584	432,673	161,450	507,547	39,896
Financial liabilities	-	-	3,107	5,162	31,153	7,342	13,127	47,936	401,972	38,251	497,197	-
Other current liabilities	15,482	230	1,122	5,333	11,317	14,933	54,524	56,648	30,701	123,199	10,350	39,896
Noncurrent liabilities	-	-	32,512	55,438	311,071	100,751	177,673	955,392	60,058	617,479	17,674	60,730
Financial liabilities	-	-	28,689	45,355	305,773	73,755	120,635	588,959	-	563,904	-	-
Advance for future capital increase	-	-	-	4,400	-	-	-	232,195	-	-	-	35,081
Other noncurrent liabilities	-	-	3,823	5,683	5,298	26,996	57,038	134,238	60,058	53,575	17,674	25,649
Equity	520,105	153,153	71,307	106,896	339,693	113,196	229,770	1,375,049	746,110	463,588	287,229	144,731
.
STATEMENT OF INCOME
Net operating income	-	-	9,584	16,461	25,465	9,459	13,633	231,343	197,104	130,264	193,535	96,537
Operating costs and expenses	(488)	(80)	(1,147)	(5,691)	(4,189)	(906)	(1,944)	(133,626)	(159,229)	(66,575)	(164,040)	(92,087)
Financial results	(16,322)	2	(244)	(1,832)	(18,797)	(3,315)	(5,171)	(28,784)	(28,339)	(29,295)	(39,333)	452
Equity in income of subsidiaries	57,720	5,785	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(870)	(810)	(601)	(2,140)	(1,450)	(23,437)	(3,218)	(11,694)	3,369	(1,907)
Net income	40,910	5,707	7,323	8,128	1,878	3,098	5,068	45,496	6,318	22,700	(6,469)	2,995
Other comprehensive income	(765)	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	40,145	5,707	7,323	8,128	1,878	3,098	5,068	45,496	6,318	22,700	(6,469)	2,995
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	254,850	75,046	36,366	89,037	67,938	55,466	112,586	787,549	365,594	113,579	143,902	88,108
(a) Balances adjusted to accounting practices

17.4      Complete balances of the groups of assets, liabilities and earnings of the principal associates

06.30.2016	Sanepar (a)	Dona Francisca	Foz do Chopim
ASSETS	8,447,113	158,944	47,492
Current assets	733,838	24,362	9,907
Noncurrent assets	7,713,275	134,582	37,585
LIABILITIES	8,447,113	158,944	47,492
Current liabilities	960,967	7,500	1,436
Noncurrent liabilities	3,296,022	1,204	5,814
Equity	4,190,124	150,240	40,242
STATEMENT OF INCOME
Net operating income	1,682,696	35,269	20,959
Operating costs and expenses	(1,150,688)	(14,250)	(4,028)
Financial income (expense)	(71,020)	678	342
Income tax and social contribution	(104,800)	(1,422)	(768)
Net income (loss)	356,188	20,275	16,505
Other comprehensive income	(6,287)	-	-
Total comprehensive income	349,901	20,275	16,505
Investment interest - %	7.6252	23.0303	35.77
Investment book value	319,506	34,601	14,396

(a) Balances adjusted to accounting practices

18      Property, plant and equipment

18.1      Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	06.30.2016	Cost	depreciation	12.31.2015
In service
Reservoirs, dams and aqueducts	7,614,787	(4,857,981)	2,756,806	7,621,081	(4,787,437)	2,833,644
Machinery and equipment	5,504,905	(2,784,333)	2,720,572	5,704,333	(2,776,182)	2,928,151
Buildings	1,652,887	(1,088,493)	564,394	1,653,693	(1,068,430)	585,263
Land	278,069	(10,884)	267,185	277,996	(9,416)	268,580
Vehicles and aircraft	62,466	(43,850)	18,616	63,101	(42,861)	20,240
Furniture and tools	17,013	(10,994)	6,019	16,910	(10,578)	6,332
(-) Concession extension reclassification (Note 11)	(1,462,664)	1,386,976	(75,688)	(1,462,686)	1,381,495	(81,191)
(-) Provision for impairment (a)	(15,096)	-	(15,096)	(15,096)	-	(15,096)
(-) Special Obligations	(50)	-	(50)	(14)	-	(14)
	13,652,317	(7,409,559)	6,242,758	13,859,318	(7,313,409)	6,545,909
In progress
Cost	3,402,619	-	3,402,619	2,851,078	-	2,851,078
(-) Provision for impairment (a)	(704,305)	-	(704,305)	(704,305)	-	(704,305)
	2,698,314	-	2,698,314	2,146,773	-	2,146,773
	16,350,631	(7,409,559)	8,941,072	16,006,091	(7,313,409)	8,692,682
(a) Refers to concession assets for electricity generation.

18.2      Change in property, plant and equipment

Consolidated	Balance as of			Loss on		Balance as of
	January 1, 2016	Additions (a)	Depreciation	disposal	Transfers	June 30, 2016
In service
Reservoirs, dams and aqueducts	2,830,290	-	(72,780)	(556)	(3,236)	2,753,718
Machinery and equipment	2,855,110	-	(95,207)	(94,599)	(12,914)	2,652,390
Buildings	581,554	-	(18,203)	(2,631)	321	561,041
Land	267,623	-	(1,468)	(8)	81	266,228
Vehicles and aircraft	20,205	-	(1,940)	(120)	444	18,589
Furniture and tools	6,236	-	(425)	(4)	130	5,937
(-) Provision for impairment	(15,095)	-	-	-	-	(15,095)
(-) Special Obligations	(14)	-	4	-	(40)	(50)
	6,545,909	-	(190,019)	(97,918)	(15,214)	6,242,758
In progress
Cost	2,851,078	625,306	-	(8,846)	(64,919)	3,402,619
(-) Provision for impairment	(704,305)	-	-	-	-	(704,305)
	2,146,773	625,306	-	(8,846)	(64,919)	2,698,314
	8,692,682	625,306	(190,019)	(106,764)	(80,133)	8,941,072
(a) Of the additions total, R$21,419 w ere related to non-cash operations.

18.3      Costs of loans, financing and capitalized debentures

The costs of loans, financing and capitalized debentures under property, plant and equipment during the first half of 2016 amounted to R$3,437, at an average rate of 0.21% p.y. (R$88,931, at an average rate of 6.41% p.y., in the first half of 2015).

18.4      Colíder HPP

On July 30, 2010, under Aneel New Energy Auction 003/2010, Copel Geração e Transmissão S.A. was awarded the concession to exploit the Colíder HPP for a term of 35 years, commencing January 17, 2011, the signing date of MME - Colíder HPP concession agreement 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC, and will consist of a main power house with an installed capacity of 300 MW, sufficient to attend to 1 million inhabitants, based on the energy potential along the Teles Pires river separating the municipalities of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) endorsed the qualification of the Colíder HPP so as to analyze the viability of financial support and the financing agreement amounting to R$1,041,155 (Note 22). The amounts released up to June 30, 2016 total R$907,608.

Acts of God or force majeure and government actions impacted the development schedule, to the effect that commercial generation is expected for the first half of 2017. As a result of these events, this development shows a balance of provisions for the impairment of the assets amounting to R$642,551 as described in Note 18.9 of the financial statements of December 31, 2015.

The energy from the Colíder HPP was sold at an Aneel auction with a final tariff of R$103.40/MWh, at base date July 1, 2010, restated by the variance of the IPCA inflation index to R$155.93 on June 30, 2016. An average of 125 MW were traded, to come on stream beginning January 2015, for 30 years. Copel Geração e Transmissão filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. Since the request was not accepted, Copel Geração e Transmissão filed an administrative appeal with Aneel, requesting a reconsideration of the decision; it also intends to challenge this decision in court.

Until the merits of the request for exclusion of liability are examined by Aneel, the Company has been meeting its commitments with energy surpluses declined at its other plants and billed at the CCEAR (Electricity Commercialization Agreements in the Regulated Market) price. However, on February 12, 2016, the CCEE received a preliminary decision in the case records of Writ of Mandamus 1005856-20.2015.4.01.3400, filed by Copel Geração e Transmissão, ordering Aneel to refrain from imposing any obligations, penalties and/or restriction of rights arising from extrapolation of the milestones of the original construction schedule, until the request has been vetted. The effects of this decision are prospective to the settlement with the CCEE on October 13, 2015, temporarily suspending fulfilment of the sales contracts and making available an average of 125 MW for settlement at the PLD.

However, after Aneel’s examination of the request for exclusion of liability, the merits of the action will be subserved. The lawsuit will be dismissed after the administrative proceeding filed with that agency is resolved.

The physical guarantee of the development, established in the concession agreement, is 179.6 average MW once the machinery has been fully installed.

As of June 30, 2016, the expenditures with this development showed a balance of R$1,984,116.

Total commitments given to suppliers of equipment and services involving the Colíder HPP amount to R$97,517 on June 30, 2016.

18.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel Geração e Transmissão in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	06.30.2016	12.31.2015
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(102,895)	(88,165)
			757,022	771,752
In progress
HPP Baixo Iguaçu (18.5.1)	30.00		303,709	270,097
Consórcio Tapajós (18.5.2)	13.80		14,359	14,359
			318,068	284,456
			1,075,090	1,056,208

18.5.1     Baixo Iguaçu Development Consortium – Cebi

The purpose of the consortium is to build and run the development known as the Baixo Iguaçu Hydroelectric Plant, which has a minimum installed capacity of 350.20 MW, and is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa HPP and the Iguaçu National Park, in the State of Paraná.

Commercial generation at unit 1 is expected to commence on December 1, 2018, while units 2 and 3 are expected to come on line in January and February 2019, respectively. The previous schedule was altered because the Installation Permit was suspended, as a result of the ruling by the Regional Federal Court of the 4th Region (TRF-RS), handed down on June 16, 2014, which brought the construction work to a halt when it was received on July 7, 2014. In March 2015, a ruling was published authorizing construction work to recommence. Nevertheless, the Chico Mendes Biodiversity Conservation Institute - ICMBio imposed additional caveats on the environmental permit, preventing the construction work from recommencing immediately. Cebi forwarded to the Environmental Institute of - IAP the information required for complying with those caveats, and in August 2015 the permit was issued. In possession of the IAP permit, the consortium is making arrangements for the work to resume at full speed as soon as possible.

On account of government actions, acts of God and force majeure, Aneel, initially under Order 130/216, subsequently amended by Order 1078/2016, acknowledged in favor of Cebi the exclusion of liability for delays in implementing the development for a period of 756 days, recommending that the MME extend the term of the concession and ordering the CCEE to arrange for the postponement of the start of the supply period under the CCEARs for the period during which the recognition of liability is excluded.

18.5.2     Tapajós Consortium

Copel Geração e Transmissão and eight other companies signed a Technical Cooperation Agreement to carry out studies on the Tapajós and Jamanxim rivers in the northern region of Brazil, covering feasibility and environmental studies of five hydroelectric developments with a total installed capacity of 10,682 MW envisaged at the outset of this phase of the studies.

18.6      Commitments of the wind farms

As of June 30, 2016, the total commitments entered into with suppliers of equipment and services for the wind farms under construction totaled R$1,565,218, primarily covering the supply of wind turbines to the subsidiaries of Cutia.

19      Intangible assets

19.1      Changes in Intangible Assets

		Concession contract (a)			Concession and		Other (b)
	in	in	Special liabilities		authorization	in	in
	service	progress	in service	progress	rights	service	progress	Consolidated
Balance as of January 1, 2016	7,658,523	897,764	(2,830,995)	(40,763)	416,272	24,399	19,876	6,145,076
Acquisitions	-	408,916	-	-	-	-	2,828	411,744
Customers contributions	-	-	-	(54,682)	-	-	-	(54,682)
ANEEL grant - use of public property	-	502	-	-	-	-	-	502
Renegotiation GSF	7,486	-	-	-	-	-	-	7,486
Provision for claims added to the cost of the w orks	-	2,885	-	-	-	-	-	2,885
Transfers to accounts receivable related to concession -
Extension of Copel Distribuição’s Concession (Note 10.1)	(2,230)	-	-	-	-	-	-	(2,230)
Transfers from property, plant and equipment	-	-	-	-	-	-	30	30
Capitalizations for accounts receivable related
to concession (Note 10.1)	-	(33,533)	-	-	-	-	-	(33,533)
Capitalizations for intangible in service	340,700	(340,700)	(47,068)	47,068	-	3,416	(3,416)	-
Amortization of quotas - concession and authorization	(210,633)	-	56,695	-	(6,569)	(4,339)	-	(164,846)
Amortization of quotas - Pasep/Cofins credits	(8,869)	-	3,110	-	-	(26)	-	(5,785)
Loss on disposal	(13,618)	(6,293)	-	-	-	-	(53)	(19,964)
Balance as of June 30, 2016	7,771,359	929,541	(2,818,258)	(48,377)	409,703	23,450	19,265	6,286,683
(a) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.
(b) Annual amortization rate: 20%.

19.2      Costs of loans, financing and capitalized debentures

Costs of loans, financing and debentures capitalized in intangible assets during the first half of 2016 totaled R$6,654, at an average annual rate of 0.35% p.y. (R$19,757, at average annual rate of 1.09% p.y. during the first half of 2015).

20      Payroll, Social charges and Accruals

.	Parent Company			Consolidated
Consolidated	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Social security liabilities
Taxes and social contribution	791	3,151	34,224	43,691
Social security charges on paid vacation and 13th salary	907	2,246	40,082	32,186
	1,698	5,397	74,306	75,877
Labor liabilities
Payroll, net	56	195	2,279	2,568
Vacation	2,803	6,919	123,286	101,485
Profit sharing	257	2,925	22,783	78,462
Others	-	-	13	9
	3,116	10,039	148,361	182,524
	4,814	15,436	222,667	258,401

21      Suppliers

Consolidated		06.30.2016	12.31.2015
Energy supplies (21.1)		614,737	917,307
Materials and supplies		467,301	478,895
Natural gas for resale		66,824	87,384
Charges for use of grid system		86,678	135,463
		1,235,540	1,619,049
	Current	1,229,617	1,613,126
	Noncurrent	5,923	5,923

21.1      Electricity - CCEE

On June 30, 2016, liabilities owed CCEE applying the effects of withdrawal of GSF’s preliminary court order due to renegotiation of hydrological risk, amounted to R$138,784, which has been paid as of April 18, 2016, in six monthly installments with interest charges and monetary correction.

21.2      Principal electricity purchasing contracts

Electricity purchasing contracts signed in the regulated market shown at original value and adjusted annually by the IPCA price index:

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of pow er from existing facilities
4th Auction - Product 2009	2009 to 2016	35.82	10.11.2005	94.91
12th Auction-Product 2014 36M	01.01.2014 to 12.31.2016	131.12	12.17.2013	149.99
13th Auction-Product 2014 - DIS	05.01.2014 to 12.31.2019	109.35	04.30.2014	262.00
13th Auction-Product 2014 - QTD	05.01.2014 to 12.31.2019	221.76	04.30.2014	271.00
14th Auction-Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.32	12.05.2014	191.99
14th Auction-Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	13.76	12.05.2014	201.00
		525.13
Auction of pow er from new facilities
1st Auction- Product 2008 Hydro	2008 to 2037	3.62	12.16.2005	106.95
1st Auction- Product 2008 Thermo	2008 to 2022	24.81	12.16.2005	132.26
1st Auction- Product 2009 Hydro	2009 to 2038	3.55	12.16.2005	114.28
1st Auction- Product 2009 Thermo	2009 to 2023	40.55	12.16.2005	129.26
1st Auction- Product 2010 Hydro	2010 to 2039	70.06	12.16.2005	115.04
1st Auction- Product 2010 Thermo	2010 to 2024	65.19	12.16.2005	121.81
3rd Auction- Product 2011 Hydro	2011 to 2040	57.82	10.10.2006	120.86
3rd Auction- Product 2011 Thermo	2011 to 2025	54.37	10.10.2006	137.44
4th Auction- Product 2010 Thermo	2010 to 2024	15.49	07.26.2007	134.67
5th Auction- Product 2012 Hydro	2012 to 2041	53.39	10.16.2007	129.14
5th Auction- Product 2012 Thermo	2012 to 2026	115.69	10.16.2007	128.37
6th Auction- Product 2011 Thermo	2011 to 2025	9.92	09.17.2008	128.42
7th Auction- Product 2013 Hydro	2013 to 2042	0.15	09.30.2008	98.98
7th Auction- Product 2013 Thermo	2013 to 2027	111.27	09.30.2008	145.23
8th Auction- Product 2012 Hydro	2012 to 2041	33.85	08.27.2009	144.00
8th Auction- Product 2012 Thermo	2012 to 2026	0.01	08.27.2009	144.60
		659.74
Structuring projects auction
Santo Antonio	2012 to 2041	138.12	12.10.2007	78.87
Jirau	2013 to 2042	229.81	05.19.2008	71.37
		367.93

22      Loans and financing

			Issue	Number of	Final	Annual rate p.y.		Consolidated
	Contracts	Company	Date	installment	maturity	(interest + commission)	Principal	06.30.2016	12.31.2015
Foreign currency
	National Treasury Department
	(Secretaria do Tesouro Nacional or STN)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	54,651	61,763
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	37,772	42,671
Total foreign currency								92,423	104,434
Local currency
	Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	116,667	122,607	122,353
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	150,000	152,143	151,901
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	151,000	211,594	196,852
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	116,667	123,769	123,478
(5)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	231,000	241,265	241,059
(5)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	18,000	12,724	12,722
(5)	CCB 306.401.381	Copel	07.21.2015	2	07.21.2018	109.41% of DI	640,005	674,350	672,985
								1,538,452	1,521,350
	Eletrobras
(6)	1293/94	Copel GeT	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2,0%	307,713	-	16,980
(7)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	11	7	8
(7)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	1,169	213	246
(7)	982/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	1,283	83	95
(7)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	11	115	128
(7)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	14	49	55
(7)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	61	32	35
(8)	002/04	Copel DIS	06.07.2004	120	07.30.2016	8.0%	30,240	92	643
(8)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	8,188	10,007
(8)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	37,098	41,550
(8)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	10,688	11,510
(8)	2540/06	Copel DIS	05.12.2009	60	10.30.2016	5.0% + 1.5%	5,095	150	375
								56,715	81,632
	Caixa Econônica Federal
(8)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	2,844	5,441	5,307
								5,441	5,307
	Finep
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	4.0%	35,095	13,540	15,132
(9)	21120105-00	Copel Tel	05.17.2012	81	10.15.2020	3.5% + TR	17,103	11,229	12,406
								24,769	27,538
	BNDES
(10)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	169,500	133,540	138,347
(11)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	42,433	30,226	31,558
(12)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	2,290	1,630	1,702
(13)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	73,122	61,403	63,312
(14)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	1,041,155	880,148	902,592
(15)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	17,644	15,543	16,077
(16)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	34,265	27,434	23,942
(17)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	21,584	17,391	14,663
(18)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	41,583	31,088	34,266
(18)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	17,821	17,763	21,267
(19)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	78,921	62,698	47,353
(20)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	750	42	-
(21)	14.2.1271.1	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	59,462	56,176	57,789
(21)	14.2.1272.1	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	64,520	60,918	62,487
(22)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	54,100	53,572	55,087
(22)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	40,050	39,605	40,726
(22)	11211541	GE S. B. do Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	90,900	89,821	92,362
(22)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	97,000	95,506	98,228
								1,674,504	1,701,758
(23)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	500,000	537,716	496,694
								537,716	496,694
	Banco do Brasil
	BNDES Transfer
(24)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	169,500	133,538	138,347
								133,538	138,347
Total local currency								3,971,135	3,972,626
								4,063,558	4,077,060
							Current	464,480	308,558
						Noncurrent		3,599,078	3,768,502

		Issue	Number of	Final	Annual rate p.y.		Parent Company
	Contracts	Date	installment	maturity	(interest + commission)	Principal	06.30.2016 12.31.2015
Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.11.2024	6.0% + 0.20%	17,315	54,651	61,763
(1)	Discount Bond	05.20.1998	1	04.11.2024	1.1875%+0.20%	12,082	37,772	42,671
							92,423	104,434
Local currency
	Banco do Brasil
(5)	NCI 330.600.132	02.28.2007	3	02.28.2019	107.8% of DI	231,000	241,265	241,059
(5)	NCI 330.600.151	07.31.2007	3	07.31.2017	111.0% of DI	18,000	12,724	12,722
(5)	CCB 306.401.381	07.21.2015	2	07.21.2018	109.41% of DI	640,005	674,350	672,985
							928,339	926,766
							1,020,762	1,031,200
						Circulante	137,202	61,788
					Não circulante		883,560	969,412

Banco do Brasil: annual installments

(2) Installments in the amount of R$58,334, falling due on February 2, 2017, and February 2, 2018. The proportional interest is paid half-yearly.

(3) Installments in the amount of R$75,000, falling due on May 16, 2017, and May 16, 2018. The proportional interest is paid half-yearly.

(4) Together w ith the data is the interest accrued on the installments, in the amount of R$50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018.

(5) Contract CCB 330600773: Installments in the amount of R$38,889, falling due on July 11, 2017, July 11, 2018 and July 11, 2019. The interest is paid half-yearly.

     Contract NCI 330600132: Installments in the amount of R$77,000, falling due on February 28, 2017, February 28, 2018 and February 28, 2019. The interest is paid half-yearly.

     Contract NCI 330600151: Installments in the amount of R$6,000, falling due on July 31, 2015, July 31, 2016 and July 31, 2017. The interest is paid half-yearly.

     Contract CCB 306401381: Installments in the amount of R$320,003, falling due on July 21, 2017, and July 21, 2018. The interest is paid half-yearly.

Allocation:

(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62. (2) (3) (4) Working capital.

(5) Paying the debts.

(6) Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system. (7) National Program for Watering - Proni.

(8) Rural Electricity Program - Luz para Todos .

(9) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).

(10) (24) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul. (11) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.

(12) Purchase of machinery and equipment for implementation of the transmission line described above. (13) Implementation of Cavernoso II SHP.

(14) Implementation of HPP Colíder and associated transmission system. (15) Implementation of the 230/138kV Cerquilho III Substation.

(16) Implementation of transmission line Assis – Paraguaçu Paulista II.

(17) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.

(18) Investment in preservation of businesses, improvements, operational support and general investments in expansion. (19) National machinery and equipment accredited by BNDES.

(20) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE). (21) (22) Construction and implementation of w ind generating plant.

(23) Payment of grant – auction no. 012/2015, relative to HPP GPS.

Guarantees:

(1) Company’s centralized revenues account. Deposited Collateral (Note 22.1).

(2) (3) Pledge until 360 days.

(2) (3) (4) (5) Credit assignment.

(6) (7) (8) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.

(9) Withhold the amounts from the checking account in w hich revenues are deposited.

(10) (13) (24) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(11) (12) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract no.

(14) Fiduciary assignment of rights under the Concession Agreement no. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and Sadia S.A.

(15) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.

(16) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL. (17) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.

(18) (19) (20) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(21) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.

(22) Pledge of shares; assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built w ith the funds pegged to it.

(23) Surety of Companhia Paranaense de Energia.

22.1      Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$44,980 (R$50,689 on December 31, 2015), and Discount Bonds in the amount of R$31,382 (R$35,448 at December 31, 2015), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan - 1992.

22.2      Breakdown of loans and financing by currency and indexer

	Index and change in foreign currencies			Consolidated
	accumulated in the period (%)	06.30.2016%		12.31.2015%
Foreign currency
U.S. Dolar	(17.80)	92,423	2.27	104,434	2.56
		92,423	2.27	104,434	2.56
Local currency
CDI	(0.07)	2,076,168	51.09	2,018,044	49.50
TJLP	7.14	1,727,581	42.51	1,771,485	43.45
Ufir	0.00	62,156	1.53	69,959	1.72
IPCA	4.42	17,763	0.44	21,267	0.52
TR	0.94	11,229	0.28	12,406	0.30
Finel	1.39	-	-	16,980	0.42
Without indexer	-	76,238	1.88	62,485	1.53
		3,971,135	97.73	3,972,626	97.44
		4,063,558	100.00	4,077,060	100.00
	Current	464,480		308,558
	Noncurrent	3,599,078		3,768,502

22.3      Long-term installment due dates

		Parent Company				Consolidated
	Foreign	Local		Foreign	Local
06.30.2016	currency	currency	Total	currency	currency	Total
2017	-	322,326	322,326	-	1,142,380	1,142,380
2018	-	392,980	392,980	-	755,563	755,563
2019	-	76,653	76,653	-	270,321	270,321
2020	-	-	-	-	151,235	151,235
2021	-	-	-	-	135,989	135,989
After 2021	91,601	-	91,601	91,601	1,051,989	1,143,590
	91,601	791,959	883,560	91,601	3,507,477	3,599,078

22.4      Changes in loans and financing

	Foreign currency			Local currency
Consolidated	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2016	887	103,547	307,671	3,664,955	4,077,060
Funding	-	-	-	24,854	24,854
Charges	1,975	-	180,414	43,429	225,818
Monetary and exchange variations	-	(11,946)	2,212	11,416	1,682
Transfers	-	-	237,177	(237,177)	-
Amortization - principal	-	-	(93,089)	-	(93,089)
Payment - charges	(2,040)	-	(170,727)	-	(172,767)
Balance as of June 30, 2016	822	91,601	463,658	3,507,477	4,063,558

22.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require certain economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

On June 30, 2016, all the agreed conditions had been fulfilled.

23      Debentures

			Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Issue		Company	Date	installment	initial	final	(interest)	Principal	06.30.2016	12.31.2015
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% above DI	1,000,000	1,016,847	1,016,087
(2)	1st	Copel GeT	05.20.2015	3	05.20.2018	05.20.2020	113.0% above DI	1,000,000	1,015,066	1,090,755
(3)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	1,023,592	1,023,378
(4)	1st	Copel CTE	11.10.2015	5	10.15.2020	10.15.2024	IPCA + Spread 7.9633% p.y.	160,000	170,818	162,158
(5)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	91,232	111,516
(6)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	70,855	56,219
(7)	1st	(a)	06.10.2014	1	-	12.10.2016	100% CDI + Spread 1,45% p.y.	222,000	223,865	223,815
									3,612,275	3,683,928
								Current	1,180,279	924,005
							Noncurrent		2,431,996	2,759,923
(a)	Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:

The unit value of debentures w ill not be adjusted for inflation.

(1) (2) (3) (4) (5) (7) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM No. 476.

(6) Simple floating debentures, issued privately in a single series and not convertible into shares.

Finance charges:

(1) Half-yearly interest - May and November. (2) Anuual interest - May.

(3) (4) Half-yearly interest - April and October. (5) Monthly interest.

(6) Quarterly interest - March, June, September and December. (7) Half-yearly interest - June and December.

Allocation:

(1) (2) (3) Working capital or used to make investments in the issuer.

(4) Deployment, expansion and modernization of the telecommunication netw ork. (5) Full settlement of the loan agreement w ith Copel.

(6) Fund investment plan of the issuer.

(7) Redemption of promissory notes and investment in w ind farms.

Collaterals:

(1) (2) (3) (4) (5) (7) Personal guarantee (6) Floating

Guarantor:

(2) (3) (4) (7) Copel.

(5) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%. (6) Compagás.

Trustee:

(1) (2) (3) (4) (5) (7) Pentágono S.A. DTVM.

(6) BNDES Participações S.A. - BNDESPAR.

23.1      Long-term installment due dates

06.30.2016	Parent Company	Consolidated
2017	-	532,252
2018	332,752	719,199
2019	332,751	669,954
2020	-	345,610
2021	-	22,045
After 2021	-	142,936
	665,503	2,431,996

23.2      Changes in debentures

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2016	924,005	2,759,923	3,683,928
Funding	-	23,532	23,532
Charges	262,701	9,310	272,011
Transfers	360,769	(360,769)	-
Amortization - principal	(29,672)	-	(29,672)
Payment - charges	(337,524)	-	(337,524)
Balance as of June 30, 2016	1,180,279	2,431,996	3,612,275

23.3      Covenants

COPEL and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, with requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on own capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

On June 30, 2016, all the agreed conditions had been fulfilled.

24      Post-employment benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and medical and dental care (Healthcare Plan) for their active employees and post-employment beneficiaries and their dependents.

24.1      Pension Plan

The unified pension plan is a defined benefit (DB) plan in which income is pre-determined by each individual’s salary level whereas pension plan III is a variable contribution (VC) plan.

The portions of costs borne by these plans’ sponsors are recognized based on an annual actuarial valuation made by independent actuaries in accordance with CPC 33 (R1) as of January 1, 2013, which covers employee benefits correlated to international accounting standard IAS 19 R and IFRIC 14. The economic and financial assumptions made for the purposes of actuarial valuation are discussed with the independent actuaries and approved by the sponsors’ management.

24.2      Healthcare Plan

The Company and its subsidiaries allocate resources to cover health expenses incurred by employees and their dependents within certain rules, limits and conditions set forth in specific regulations. Coverage is lifelong and includes periodic medical check ups and extends to all retirees and pensioners.

24.3      Statement of financial position and statement of income

Consolidated amounts recognized in liabilities, in the Post-employment benefits account, are summarized below:

			Parent Company		Consolidated
		06.30.2016	12.31.2015	06.30.2016	12.31.2015
Pension plan		6	21	1,049	1,008
Healthcare plan		11,814	7,795	636,848	593,652
		11,820	7,816	637,897	594,660
	Current	161	21	43,467	43,323
	Noncurrent	11,659	7,795	594,430	551,337

Consolidated amounts recognized in the statement of income are summarized below:

.		Parent Company		Consolidated
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
Pension plan (VC)	943	1,956	36,627	30,813
Pension plan (VC) - management	234	227	505	1,665
Healthcare plan - post employment	3,717	772	64,421	71,184
Healthcare plan - active employees	459	997	34,574	30,996
Healthcare plan - management	52	39	138	68
(-) Transfers to construction in progress	-	(3)	(10,237)	(8,828)
	5,405	3,988	126,028	125,898

.		Parent Company		Consolidated
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015
Pension plan (VC)	319	992	17,661	14,337
Pension plan (VC) - management	143	148	328	1,492
Healthcare plan - post employment	1,677	385	32,212	35,609
Healthcare plan - active employees	175	490	17,378	14,611
Healthcare plan - management	29	19	68	33
(-) Transfers to construction in progress	-	-	(5,127)	(4,372)
	2,343	2,034	62,520	61,710

24.4      Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2016	43,323	551,337	594,660
Appropriation of actuarial calculation	-	64,424	64,424
Pension and healthcare contributions	66,957	-	66,957
Transfers	21,331	(21,331)	-
Amortizations	(88,144)	-	(88,144)
Balance as of June 30, 2016	43,467	594,430	637,897

24.5      Actuarial valuation in accordance with CPC 33 (R1)

The Company and its subsidiaries, in accordance with CPC 33 (R1), decided to prepare an annual actuarial report.

The information compiled in accordance with the actuarial valuation report is contained in Note 24 of the financial statements of December 31, 2015.

25      Customer Charges Due

Consolidated	06.30.2016	12.31.2015
Energy Development Account (CDE) (a)	137,908	204,309
Global Reversal Reserve (RGR)	6,382	20,768
Tariff flags	-	52,381
	144,290	277,458
(a) Aneel published Resolutions No. 2,004/2015 and No. 2,077/2016.

26      Research and Development and Energy Efficiency

26.1      Balances made for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable,	Amounts payable	Other
	before any related	to regulatory	amounts	Balance as of	Balance as of
	prepayments	agencies	payable	06.30.2016	12.31.2015
Research and Development - R&D
FNDCT (a)	-	3,662	-	3,662	5,762
MME	-	1,831	-	1,831	2,882
R&D	72,264	-	201,066	273,330	252,828
	72,264	5,493	201,066	278,823	261,472
Energy efficiency program	- EEP
Procel (b)	-	961	-	961	-
EEP	32,941	-	124,119	157,060	137,521
	32,941	961	124,119	158,021	137,521
	105,205	6,454	325,185	436,844	398,993
			Current	157,070	167,881
			Noncurrent	279,774	231,112
(a) National Fund for Scientific and Technological Development
(b) National Program of electricity conservation.

26.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME		R&D Procel			EEP
	current	current	current	noncurrent	current	current	noncurrent	Total
Balance as of January 1, 2016	5,762	2,882	97,981	154,847	-	61,256	76,265	398,993
Additions	12,185	6,092	499	11,686	961	-	16,024	47,447
Performance agreement	-	-	-	-	-	-	1,060	1,060
Selic interest rate (note 33)	-	-	82	12,636	-	-	7,256	19,974
Payments	(14,285)	(7,143)	-	-	-	-	-	(21,428)
Concluded projects	-	-	(4,401)	-	-	(4,801)	-	(9,202)
Balance as of June 30, 2016	3,662	1,831	94,161	179,169	961	56,455	100,605	436,844

27      Accounts Payable Related to Concession

Consolidated
		06.30.2016	12.31.2015
Use of public property (27.1)		562,902	-
Bonus from the grant (27.2)		214,727	535,665
		777,629	535,665
	Circulante	276,707	61,786
	Não circulante	500,922	473,879

27.1      Use of public assets

Charges on granting concessions of right to use public assets (UBP).

Consolidated					Discount	Annual
	Company	Grant	Signature	Closing	Rate	Adjustment	06.30.2016	12.31.2015
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,081	15,437
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	22,478	21,493
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,060	5,557
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	83	97
(5) SHP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	583	676
(6) SHP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	1,009	1,170
(7) SHP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	632	702
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	515,976	490,533
							562,902	535,665
						Current	61,980	61,786
						Noncurrent	500,922	473,879

Discount rate applied to calculate present value:

Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:

(1) Monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement No. 001/07.

(2) Monthly installments of 1/12 of the proposed annual payment of R$1,256, from the start of commercial operation of HPP, as clause 6 of the Concession Agreement No. 001/11.

(3) (4) (5) (6) (7) Monthly installments equivalent to 1/12 of the proposed annual payment, according to clause 5a of Concession Agreement No. 007/2013 for 5 years.

(8) Monthly installments equivalent to 1/12 from the proposed annual payment of R$19,000, from the 6th to 35th year of grant or w hile in the exploitation of hydropow er facilities, as Terms of Ratification of Bidding and clause six of the Concession Contract No. 125/01.

27.2      Concession bonus

Copel Geração e Transmissão signed the new concession agreement to operate the hydroelectric plant named for Gov. Pedro Viriato Parigot de Souza (GPS) as described in Note 10.3.  The Company paid the 1st bonus portion of R$373,637 on January 4, 2016 and the 2nd, updated by the Selic rate, on July 1, 2016, in the restated amount of R$214,727.

27.3      Changes in accounts payable related to concession

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2016	61,786	473,879	535,665
Additions	574,827	502	575,329
Adjust to present value	-	(985)	(985)
Monetary variations	13,538	57,558	71,096
Transfers	30,032	(30,032)	-
Payments	(403,476)	-	(403,476)
Balance as of June 30, 2016	276,707	500,922	777,629

28      Other Accounts Payable

Consolidated
		06.30.2016	12.31.2015
Financial offset for the use of w ater resources		27,396	31,399
Customers		24,890	26,391
Public lighting rate collected		21,756	11,671
Investment acquisition		9,571	9,571
Reimbursements to customer contributions		12,035	12,011
Pledges in guarantee		8,100	8,861
Other liabilities		55,861	66,767
		159,609	166,671
	Current	125,091	135,709
	Noncurrent	34,518	30,962

29      Provision for Litigation and Contingent Liabilities

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.11 of the financial statements of December 31, 2015

The Company’s management believes that it is impracticable to provide information about the timing of any cash outflows related to the legal actions in which the Company and its subsidiaries are defendants as of the date of preparing the financial statements, given the unpredictability and dynamics of Brazilian legal, tax and regulatory systems, and since final resolution depends on the conclusions of court proceedings. Therefore, this information is not being provided.

29.1      Provisions for litigation

29.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated					Additions to
	Balances as of			Construction	fixed assets		Balances as of
	January 1, 2016	Additions	Reversals	cost	in progress	Discharges	June 30, 2016
Tax
Cofins (a)	258,715	1,959	(191,347)	-	-	-	69,327
Others (b)	68,333	3,373	(6,249)	-	-	(24)	65,433
	327,048	5,332	(197,596)	-	-	(24)	134,760
Labors (c)	408,133	129,587	(1,274)	-	-	(17,946)	518,500
Employee benefits (d)	104,480	218	(34,645)	-	-	(363)	69,690
Civil
Civil and administrative claims (e)	325,217	65,894	(22,388)	-	-	(11,087)	357,636
Easements (f)	62,869	6,132	-	2,493	2,275	-	73,769
Expropriations and property (g)	196,895	9,355	-	1,173	4,257	(13)	211,667
Customers (h)	13,656	-	(924)	-	-	(36)	12,696
	598,637	81,381	(23,312)	3,666	6,532	(11,136)	655,768
Environmental (i)	868	225	-	-	-	-	1,093
Regulatory (j)	55,770	2,668	-	-	-	-	58,438
	1,494,936	219,411	(256,827)	3,666	6,532	(29,469)	1,438,249

Parent company	Balance as of				Balance as of
	January 1, 2016	Additions	Reversals	Discharges	June 30, 2016
Tax
Cofins (a)	258,715	1,959	(191,347)	-	69,327
Others (b)	12,015	55	(99)	-	11,971
	270,730	2,014	(191,446)	-	81,298
Labor (c)	29	24	-	-	53
Civil (f)	5,652	10,261	-	(39)	15,874
Regulatory (k)	14,109	-	-	-	14,109
	290,520	12,299	(191,446)	(39)	111,334

29.1.2     Description of nature and/or details of the principal actions

a)     Contribution to Social Security Financing (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins. This quarter, Copel recorded a provision reversal of R$193,386, given that a final and unappealable decision was issued in favor of the Company on case 10980-720.458/2011-15, related to the period between October 1998 and June 2001, thus cancelling the tax claim.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal action is described below:

Defendant: Brazil’s Federal Tax Authority                                                    Estimated amount: R$35,595

Copel Generation and Transmission required payment by installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL for the 2014 fiscal period. Brazil’s Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed in order to prevent the Tax Authority taking action that failed to obey the limit established in legislation, in Management’s opinion.

Current status: case 5037809-14.2015.4.04.7000. A judgment rendered by the Federal Judge of the 2nd Federal Lower Court dismissed the action and the Company filed an appeal against the decision before the Regional Federal Court.

c)     Labor/Employment claims

Actions brought by former employees of Copel and its subsidiaries claiming payment of overtime, danger money, transfer bonus, salary isonomy/reclassification and other claims, and other claims brought by former employees of its contractors and outsourcers (joint liability) involving claims for indemnities and other claims.

d)    Employee benefits

Claims brought by retired former employees of Copel and its wholly owned subsidiaries against Fundação Copel, which will consequently affect the Company and its wholly owned subsidiaries to the extent that additional sums may be required.

e)     Civil and administrative proceedings

Actions involving billing, irregular procedure, administrative contracts and contractual penalties, compensation for accidents involving electric power grid or vehicles. The principal actions are described below:

Plaintiff: Tradener Ltda.                                                                             Estimated amount: R$148,641

Class and civil actions against illegal or annullable aspects of the electric power trading contract signed by Tradener and the Company. Class action 588/2006 reached a final and unappealable decision that recognized the validity of commission fees due by the Company to Tradener. In civil action 0000219-78.2003.8.16.0004, filed by the Public Prosecutor’s Office, there is also a decision finding no irregular aspects in the electricity trading contract. Therefore, Tradener filed collection actions in order to be paid its commission fees.

Current status: - case 0005550-26.2012.8.16.0004 - in judgment rendered on September 29, 2014, the Company was ordered to pay commission fees due to Tradener in the amount of R$17,765 on September 30, 2012, plus late penalty at 1% per month as of the date of service of process (October 25, 2012), as well as attorneys’ fees set at 9% of the amount stated in the sentence and court costs totaling R$60,279 as of June 30, 2016. The Company unsuccessfully appealed and Copel filed a special appeal, against which Tradener filed a Special Adhesive Appeal. None of the appeals have been judged.

- case 0005990.22.2012.8.16.0004 - in a judgment on January 27, 2014 the Company was ordered to pay the amount of R$99,102, which is the value updated by the National Consumer Price Index published by the Brazilian Institute of Geography and Statistics (INPC/IBGE) arising from commissions due to Tradener under the trading contract signed with Celesc, plus late payment penalty of 1% per month as of the summons (October 31, 2012), plus attorneys’ fees in the amount of R$55, to be corrected from the date on which judgment was delivered at the INPC/IBGE rate, as of January 27, 2014. The Company filed an appeal against this decision that has not yet been judged.

f)      Right of way easements

Actions are brought when the amount assessed by Copel for payment is less than an owner claims and/or when an owner lacks proper documentation or records (inventories in progress, properties lacking registry deeds, among other issues).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements are required to preserve limits and boundaries of these areas.

g)    Expropriation and possessory actions

Expropriation and possessory actions are brought when the amounts assessed by Copel for payment does not match that claimed by the owner and/or when the owner does not have documentation recording conditions (inventories in progress, without enrollment properties, etc.).

Possessory cases actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.                                                   Estimated amount: R$148,592

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing  of the contract signed with Copel Geração e Transmissão S.A.

Current status: A final and unappealable decision has been issued on the declaratory action, sentencing Copel to pay attorneys’ fees and court costs. The amounts deriving from the right to the economic and financial rebalancing of the contract involved in the decision issued on the declaratory action are the object of a collection lawsuit under appeal in the Superior Court of Justice (STJ).

h)    Consumers

Claims seeking compensation for damaged electrical appliances, compensation for moral damages resulting from failure to provide services (outages), and actions filed by industrial customers to challenge the legality of electricity price hikes during the Cruzado Plan and claiming refunds of the amounts involved.

i)      Environmental

Class actions brought to obstruct progress on environmental licensing for new projects or rehabilitation of permanent preservation areas around hydroelectric dam reservoirs misused by individuals. In the event of a conviction, the liability estimated will be only the cost of developing new environmental studies and the cost of recovering areas owned by Copel Geração e Transmissão.

j)      Regulatory

In the administrative and judicial spheres, the Company is challenging the Regulator’s notifications of possible breaches of regulatory requirements. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica (CEEE) and Dona Francisca Energética S.A.

Estimated amount: R$46,332

Copel, Copel Geração e Transmissão and Copel Distribuição are bringing actions to challenge Aneel Order 288/2002, involving the aforementioned companies.

Current status: awaiting judgment.

29.2      Contingent liabilities

29.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

	Parent company			Consolidated
	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Tax (a)	785,883	1,252,740	990,031	1,476,765
Labor (b)	138	222	467,185	605,095
Employee benefits (c)	-	-	50,242	73,310
Civil (d)	9,658	30,711	1,244,350	1,170,019
Regulatory (e)	-	-	716,358	646,455
	795,679	1,283,673	3,468,166	3,971,644

29.2.2     Description of nature and/or details of the principal actions

a)     Tax

Actions relating to federal, state and municipal taxes, taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The principal actions are described below:

Plaintiff: Federal Tax Authority                                                                 Estimated amount: R$148,646

Part of the interest related to the same Cofins payables, administrative proceeding 11453-720.001/2011-23, derived from an action for rescission. Given the cogent arguments posed by Copel’s defense, this loss continues to be rated as ‘possible’. This quarter, Copel reversed part of the amount, corresponding to R$635,797, given that a final and unappealable decision was issued in favor of the Company on case 10980-720.458/2011-15, thus cancelling this tax claim.

Current status: awaiting judgment.

Plaintiff: Social Security Institute (INSS)                                                    Estimated amount: R$295,340

Tax authority claims against Copel related to tax execution for social security contributions (NFLD 35.273.870-7); it is worth emphasizing that the case has been judged favorably for the Company in two court levels.

Current status: awaiting judgment.

Plaintiff: Social Security Institute (INSS)                                                      Estimated amount: R$26,513

Tax claims against Copel related to social security contribution on assignment of manpower (NFLD 35.273.876-6). The case has been awaiting judgment by the Administrative Council of Tax Appeals (CARF) since 2010. The assessment of its possible risk level reflects the existence of various legal defenses, in particular (a) absence of services rendered or assignment of manpower and (b) absence of need for retention of tax charges in the case of service providers being taxed under the “Simples” tax arrangement for small or micro companies.

Current status: awaiting judgment.

Plaintiff: State Tax Authority - SEFA                                                           Estimated amount: R$58,091

Copel Distribuição received tax deficiency notice 6587156-4 from the State of Paraná for allegedly failing to pay ICMS tax on the 'metered demand' line in the electricity bills issued to Sadia S.A. between May 2011 and December 2013.

Copel Distribuição claims lack of standing in regard to this tax deficiency notice, given that it derives from Declaratory Action 33.036, currently pending judgement by the 3rd Public Treasury Court of Curitiba, filed by Sadia S.A. in the State of Paraná, which was held valid and considered that ICMS tax should be levied on metered demand only. Note that this sentence was subsequently overturned by the Paraná State Court of Justice (TJ/PR), through Civil Appeal 822.670-2, given Sadia S.A.’s lack of standing to question the levy of ICMS on contracted demand.

The Company believes that, since it was not involved in the lawsuit, it is not subject to the effects from the respective court ruling, which would imply its lack of standing in tax deficiency notice 6.587.156-4.

Current status: awaiting judgment.

b)    Labor/Employment claims

Actions brought by former employees of Copel and its subsidiaries claiming payment of overtime, danger money, transfer bonus, salary isonomy/reclassification and other claims, and other claims brought by former employees of its contractors and outsourcers (joint liability) involving claims for indemnities and other claims.

c)     Employee benefits

Claims brought by retired former employees of Copel and its wholly owned subsidiaries against Fundação Copel, which will consequently affect the Company and its wholly owned subsidiaries to the extent that additional sums may be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual penalties, compensation for accidents involving electric power grid or vehicles. The principal actions are described below:

Plaintiff: Mineradora Tibagiana Ltda.                                                          Estimated amount: R$135,944

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel Geração e Transmissão has a 51% stake. The action challenges the validity of the mining permit granted Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: Action suspended in lower court until the conclusion of action no 5013943-50.2010.04.7000 pending before the 6th Federal Court of Curitiba.

Plaintiff: Ivaí Engenharia de Obras S.A.                                                      Estimated amount: R$658,166

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel Geração e Transmissão S.A., recognized in the declaratory action. The principal of this debt is classified as probable loss.

Current status: The judgment of the 2nd motion for clarification filed by Copel Geração e Transmissão S.A. before the Superior Court of Justice (STJ) was published on December 18, 2015, challenging the difference in amounts due arising from cumulative updating of the amount of plaintiff’s credit at the SELIC interest rate as against other interest rates in the period preceding the court’s expert report (October 2005). The judgment prescribes the case´s return to the State of Paraná Court of Justice (TJ-PR) for the latter to render a new judgment on the motion for clarification brought by Copel Geração e Transmissão S.A., thus righting the omission of the previous trial. Ivaí has filed a motion for clarification on February 5, 2016, which is now pending judgment by the Superior Court of Justice (STJ). Therefore the amount to be assessed as probable loss is the amount of the plaintiff’s receivable adjusted on a monthly basis using the TJ-PR’s official price index, which is the average of the IGP-DI/INPC indices, as sought by Copel Geração e Transmissão S.A. in court, plus late payment penalties at 1% per month, plus burden of defeat. However, it is still considered as a possible loss, with reversal of the TJ-PR’s previous judgment, that is, the amount of debt will be adjusted according to the SELIC interest rate cumulative with other interest rates in the period preceding the court’s expert report. At the same time, a provisional execution of the total credit amount sought by Ivaí is currently taking place.

Plaintiffs: Copel branch office /store franchisees                                        Estimated amount: R$46,039

Two individual actions arising from Copel branch office/store franchising contracts, primarily to recognize sub-concession and transfer services rendered, with full pass-through of tariffs, and secondarily to extend the duration of the agreement and compensation, with full pass-through of tariffs, among other amounts, with appeals currently pending judgment.

Current status: awaiting judgements.

e)     Regulatory

In the administrative and judicial spheres, the Company is challenging the Regulator’s notifications of possible breaches of regulatory requirements. The principal actions are described below:

Plaintiff: Aneel                                                                                            Estimated amount: R$16,298

Copel Distribuição filed an appeal against the decision issued by Aneel’s Director General in Order 3959 of December 8, 2015, which penalized Copel Distribuição for its part of inefficiency through subcontracting, due to overcontracting the Amount of Use of Distribution System (Musd) with the Electric System National Operator (ONS).

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. (ESBR)                                   Estimated amount: R$673,154

The principal objection refers to a trend towards preventing distribution companies being held accountable for losses resulting from delays in construction schedules for the Jirau HPP. ESBR brought action 10426-71.2013.4.01.4100 against Aneel in the Federal Court of Rondonia, whose sentence (i) recognized exclusive responsibility for the 535-day delay affecting the Jirau HPP`s construction schedule; (ii) declared that any obligations, penalties or costs arising from delays that were charged to ESBR were unenforceable and finally, (iii) annulled Aneel Order 1.732/2013, which had acknowledged a delay of only 52 days behind schedule. Aneel filed an appeal, which is currently awaiting judgement in the Regional Federal Court of the 1st Region.

As a practical consequence of the decision, while it exempted ESBR, the distributor companies with which it signed CCEARs, including Copel Distribuição, were exposed to the short-term market and the high Difference Settlement Price (PLD) in the period, because electricity trading rules require all energy consumed to have corresponding contractual coverage.

One of the measures adopted was the filing for writ of mandamus 1001675-88.2015.4.01.0000 submitted to the Regional Federal Court of the 1st Region by the Brazilian Association of Electricity Distributors (Abradee), of which Copel Distribuição is a member, seeking to annul the case brought by ESBR against Aneel since service of process. Although a favorable preliminary decision was obtained, there was an unfavorable judgment of the writ of mandamus, stating that it was not applicable in this case. After the publication of the judgement, Abradee filed an ordinary appeal, currently being judged by the Regional Federal Court of the 1st Region.

However, Aneel´s motion to stay execution 0050083-30.2015.4.01.0000/RO was partly accepted on November 30, 2015 by the presiding judge of the Regional Federal Court of the 1st Region, which upheld the CCEE Board of Directors’ resolution voted at meeting 813 on July 21, 2015, based on the court’s decision in the case of Action for a Provisional Remedy 9500-90.2013.4.01.4100, determining the “obligation to deliver 70% of the physical guarantee provided by the effective start-up of commercial operations by Jirau HPP generators until this amount is equivalent to the original delivery obligation.” An appeal brought by ESBR was rejected. This decision is also subject to appeal.

The risk of loss in this case is rated ‘possible’ (intermediate), considering the amount of R$673,154, on June 30, 2016, relating to CCEE settlement of May 2016. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

30      Shareholders’ equity

30.1      Attributable to the parent company’s shareholders

30.1.1     Capital stock

Paid-up capital amounts to R$6,910,000. Its breakdown by shares (no par value) and the principal shareholders are as follows:

						Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
BM&FBOVESPA	18,567,653	12.80	76,763	23.36	62,398,076	48.64	81,042,492	29.62
NYSE	1,307,134	0.90	-	-	38,480,198	30.00	39,787,332	14.54
Latibex	-	-	-	-	87,449	0.07	87,449	0.03
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	119,753	0.08	242,538	73.80	44,468	0.03	406,759	0.15
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

30.1.2     Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2016	1,177,372	1,177,372
Adjustments to financial assets available for sale:
Financial investments (a)	(1)	(1)
Equity interest investments	170	170
Taxes on adjustments	(58)	(58)
Adjusts to actuarial liabilities:
Post employment benefits - equity	(854)	(854)
Realization of equity evaluation adjustment:
Deemed cost of f ixed assets	-	(143,957)
Taxes on adjustments	-	48,946
Deemed cost of f ixed assets - equity (a)	(95,011)	-
Balance as of June 30, 2016	1,081,618	1,081,618
(a) Equity in the parent company, net of taxes.

30.1.3     Earnings per share - basic and diluted

Parent company
	06.30.2016	06.30.2015
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to shareholders controlling shareholders:
Ordinary shares	570,200	359,040
Class “A” preferred shares	1,604	1,036
Class “B” preferred shares	554,661	349,231
	1,126,465	709,307
Basic and diluted denominator
Weighted average of shares (in thousands):
Ordinary shares	145,031,080	145,031,080
Class “A” preferred shares	370,793	380,291
Class “B” preferred shares	128,253,502	128,244,004
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Ordinary shares	3.93157	2.47561
Class “A” preferred shares	4.32473	2.72423
Class “B” preferred shares	4.32473	2.72318

30.2      Changes in equity attributable to non-controlling interests

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2016	144,904	22,200	171,646	338,750
Distribution of dividends w ith retained earnings	-	(9,342)	-	(9,342)
Deliberation of additional dividends proposed	-	-	(23,072)	(23,072)
Income for the period	11,426	3,335	(8,559)	6,202
Balance as of June 30, 2016	156,330	16,193	140,015	312,538

31      Net Operating Revenues

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN)	Net revenues 06.30.2016
Electricity sales to final customers (31.1)	5,607,425	(517,022)	(1,434,558)	(596,169)	-	3,059,676
Electricity sales to distribuitors (31.2)	1,452,388	(117,411)	-	(24,026)	-	1,310,951
Use of the main distribution and transmission grid (31.3)	4,279,394	(305,809)	(817,250)	(510,790)	-	2,645,545
Construction income	572,445	-	-	-	-	572,445
Telecommunications	169,326	(6,487)	(37,740)	-	(1,109)	123,990
Distribution of piped gas	344,152	(33,644)	(60,340)	-	-	250,168
Sectorial financial assets and
liabilities result	(1,254,487)	-	-	-	-	(1,254,487)
Other operating revenue (31.4)	72,319	(11,294)	-	-	(1,119)	59,906
	11,242,962	(991,667)	(2,349,888)	(1,130,985)	(2,228)	6,768,194

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN )	Net revenues 04.01.2016 to 06.30.2016
Electricity sales to final customers (31.1)	2,580,831	(236,640)	(665,935)	(197,894)	-	1,480,362
Electricity sales to distribuitors (31.2)	696,470	(55,715)	-	(11,810)	-	628,945
Use of the main distribution and transmission grid (31.3)	2,579,501	(148,147)	(399,076)	(240,950)	-	1,791,328
Construction income	301,292	-	-	-	-	301,292
Telecommunications	84,107	(3,223)	(18,799)	-	(592)	61,493
Distribution of piped gas	174,341	(17,100)	(30,265)	-	-	126,976
Sectorial financial assets and
liabilities result	(727,285)	-	-	-	-	(727,285)
Other operating revenue (31.4)	37,684	(5,675)	-	-	(564)	31,445
	5,726,941	(466,500)	(1,114,075)	(450,654)	(1,156)	3,694,556

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN)	Net revenues 06.30.2015
Electricity sales to final customers (31.1)	5,100,849	(472,418)	(1,247,306)	(631,967)	-	2,749,158
Electricity sales to distribuitors (31.2)	2,588,471	(217,026)	-	(36,819)	-	2,334,626
Use of the main distribution and transmission grid (31.3)	2,665,464	(247,556)	(641,556)	(700,615)	-	1,075,737
Construction income	541,194	-	-	-	-	541,194
Telecommunications	130,422	(6,725)	(23,688)	-	(1,104)	98,905
Distribution of piped gas	340,969	(31,340)	(48,952)	-	-	260,677
Sectorial financial assets and	-	-	-	-	-
liabilities result	1,039,021	-	-	-	-	1,039,021
Other operating revenue (31.4)	56,802	(9,001)	-	-	(1,179)	46,622
	12,463,192	(984,066)	(1,961,502)	(1,369,401)	(2,283)	8,145,940

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN )	Net revenues 04.01.2015 to 06.30.2015
Electricity sales to final customers (31.1)	2,767,575	(256,393)	(691,963)	(398,761)	-	1,420,458
Electricity sales to distribuitors (31.2)	1,163,195	(105,012)	-	(16,577)	-	1,041,606
Use of the main distribution and transmission grid (31.3)	1,474,901	(137,178)	(365,837)	(491,254)	-	480,632
Construction income	272,962	-	-	-	-	272,962
Telecommunications	67,165	(2,983)	(12,364)	-	(515)	51,303
Distribution of piped gas	187,492	(17,218)	(31,072)	-	-	139,202
Sectorial financial assets and	-	-	-	-	-	-
liabilities result	478,136	-	-	-	-	478,136
Other operating revenue (31.4)	29,515	(4,325)	-	-	(651)	24,539
	6,440,941	(523,109)	(1,101,236)	(906,592)	(1,166)	3,908,838

31.1      Electricity sales  to final customers by category

Consolidated		Gross revenue		Net revenue
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
Residential	1,850,437	1,620,165	1,011,859	871,453
Industrial	1,770,188	1,736,612	1,034,947	973,615
Trade, services and other activities	1,251,821	1,134,808	622,756	553,973
Rural	309,312	246,608	175,041	169,209
Public entities	135,732	115,140	80,053	65,557
Public lighting	130,075	116,061	65,668	56,396
Public service	159,860	131,455	69,352	58,955
	5,607,425	5,100,849	3,059,676	2,749,158

Consolidated		Gross revenue		Net income
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015
Residential	855,587	868,056	492,443	446,191
Industrial	852,634	968,183	521,475	519,526
Trade, services and other activities	545,427	597,355	285,980	272,834
Rural	127,931	130,749	74,116	85,591
Public entities	66,845	63,208	41,287	34,255
Public lighting	58,360	66,574	31,296	31,106
Public service	74,047	73,450	33,765	30,955
	2,580,831	2,767,575	1,480,362	1,420,458

31.2      Electricity sales to distributors

Consolidated		Gross revenue
	06.30.2016	06.30.2016
Electric Energy Trade Chamber - CCEE	353,621	1,677,764
Bilateral contracts	659,864	576,962
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	345,860	333,703
Effective interest income – bonus from grant	56,895	-
Quota system	36,148	42
	1,452,388	2,588,471

Consolidated		Gross revenue
	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Electric Energy Trade Chamber - CCEE	141,353	683,630
Bilateral contracts	335,504	298,636
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	165,469	180,910
Effective interest income – bonus from grant	56,895	-
Quota system	(2,751)	19
	696,470	1,163,195

31.3      Use of them main distribution and transmission grid by customer class

Consolidated		Gross revenue		Net revenue
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
Residential	1,108,721	907,197	515,095	319,304
Industrial	691,160	574,540	322,139	214,189
Trade, services and other activities	748,584	628,796	343,793	220,716
Rural	185,880	137,259	126,911	80,451
Public entities	88,143	69,301	48,435	29,516
Public lighting	88,127	67,228	40,695	22,947
Public service	65,024	49,371	29,861	17,294
Free consumers	177,545	122,367	132,682	76,797
Basic Netw ork, BN connections, and connection grid	802	550	599	345
Operating and maintenance income (loss) - O&M	82,984	53,466	78,777	44,620
Interest income (loss)	1,042,424	55,389	1,006,558	49,558
	4,279,394	2,665,464	2,645,545	1,075,737

Consolidated		Gross revenue		Net income
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015
Residential	537,974	477,574	252,813	125,183
Industrial	327,159	341,360	145,977	100,803
Trade, services and other activities	364,692	348,181	173,526	96,418
Rural	81,995	67,754	58,091	33,556
Public entities	46,028	38,371	25,754	13,258
Public lighting	43,589	37,558	20,565	10,126
Public service	31,710	28,672	14,729	7,959
Free consumers	95,546	83,756	72,098	49,068
Basic Netw ork, BN connections, and connection grid	401	275	302	147
Operating and maintenance income (loss) - O&M	43,370	18,670	49,880	14,898
Interest income (loss)	1,007,037	32,730	977,593	29,216
	2,579,501	1,474,901	1,791,328	480,632

31.4      Other operating revenues

Consolidated		Gross revenue
	06.30.2016	06.30.2015
Leasing and rent (31.4.1)	49,388	42,727
Income from rendering of services	11,283	8,090
Charged service	4,391	4,279
Other income	7,257	1,706
	72,319	56,802

Consolidated		Gross revenue
	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Leasing and rent (31.4.1)	24,939	21,586
Income from rendering of services	5,885	4,884
Charged service	2,269	2,233
Other income	4,591	812
	37,684	29,515

31.4.1     Lease and rent revenues

Consolidated
	06.30.2016	06.30.2015
Equipment and framew ork	49,242	42,173
Real estate	115	59
Facilities sharing	31	495
	49,388	42,727

Consolidated	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Equipment and framew ork	24,845	21,300
Real estate	63	35
Facilities sharing	31	251
	24,939	21,586

31.5      Regulatory charges

Consolidated
	06.30.2016	06.30.2015
Energy Development Account - CDE (31.5.1)	492,559	687,422
Energy Development Account - CDE Energy	387,101	-
Other charges - rate flags	178,042	542,496
Research and development and energy efficiency - R&D and PEE	47,447	68,329
Global Reversion Reserve - RGR quota	21,513	22,624
Inspection fee	4,323	1,892
Energy Development Account - ACR Account	-	46,638
	1,130,985	1,369,401

Consolidated	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Energy Development Account - CDE	232,061	485,221
Energy Development Account - CDE Energy	195,825	-
Other charges - rate flags	(11,830)	329,320
Research and development and energy efficiency - R&D and PEE	21,679	32,209
Global Reversion Reserve - RGR quota	10,757	11,312
Inspection fee	2,162	1,892
Energy Development Account - ACR Account	-	46,638
	450,654	906,592

31.5.1     Energy Development Account (CDE)

The main purposes of the CDE were to: offset tariff discounts applied to use and electricity tariffs for certain users; universalize electricity services; promote the competitiveness of electricity from alternative sources in areas served by the national interconnected system (SIN); offset financial transactions relating to compensation when electricity generating concessions are reverted; and cover costs arising from involuntary exposure to the spot market and thermoelectric dispatching costs in 2013 and January 2014 (CDE Energy).

Among other sources, CDE funds come from the annual dues paid by all agents that sell electricity to final consumers through tariff charges.

From February to December 2014, ACR-account funds (Decree 8221/2014), totally or partly covered the additional costs of involuntary exposure to the spot market and thermoelectric dispatching associated with the Electricity Trading Contracts in the Regulated Market of the availability type (CCEAR-D). These funds minimized the financial impact of rising energy costs for distribution companies. The charge was allocated to distributors in proportion to the supply market and is used to repay loans obtained by CCEE, the amounts of which includes the financial and administrative costs of contracted operations.

For Copel Distribuição, the monthly CDE Energy quota came to R$18,947 as of January 2016 and the monthly CDE Use quota stood at R$83,728 between January and May 2016 and  R$71,600 as of June 2016, approved by Resolution 2077 of June 7, 2016. The CDE quota related to the ACR account increased from R$46,638 (Resolution 1863/2015) to R$49,362, also as of June 2016, restated by Resolution 2004/2015; the 45 remaining installments will be restated on an annual basis.

Aneel also approved the calculation of CDE Use and Energy tariff components, in compliance with the preliminary decisions in favor of Abrace (Resolutions 1967/2015 and 1986/2015), the Brazilian Association of Power Consumers (Anace) and other associates (Resolution 2083 of June 14, 2016), pursuant to the preliminary decision in favor of Abradee, which ensures associated distributors the right not to pass through, deducting from the CDE’s portion amounts that were not billed due to the effects of the preliminary decisions. The differences between the tariff coverage for this charge and the quota actually paid were not recorded in Sectorial Financial Assets and Liabilities.

Thus, from the amount of R$492,559 recorded in CDE Use in 2016, R$468,476 is related to Copel Distribuição, R$19,809 of which refers to the unbilled portions related to Abrace’s injunction, still recorded in Current Liabilities; the restated amount of R$21,763, related to discounts in 2015 as a result of said injunction, which was transferred to Eletrobrás by the Company, will be deducted from the next payment, the reversal of which was recorded in June 2016.

31.6      Copel Distribuição periodic tariff review

Aneel’s Resolution 2096 of June 21, 2016 approved the result of Copel Distribuição’s fourth Periodic Tariff Review and authorized a -12.87% average adjustment to be perceived by consumers, consisting of: -1.73% related to the inclusion of financial components; 4.48% from updating Portion B; -2.57% from adjusting Portion A; and -13.05% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel tariffs as of June 24, 2016, and the amortization of Sectorial Financial Assets and Liabilities balances began in July 2016.

32      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	06.30.2016
Electricity purchased for resale (32.1)	(2,253,644)	-	-	-	(2,253,644)
Charge of the main distribution and transmission grid	(477,676)	-	-	-	(477,676)
Personnel and management (32.2)	(417,808)	(7,782)	(134,913)	-	(560,503)
Pension and healthcare plans (Note 24)	(93,329)	(1,300)	(31,399)	-	(126,028)
Materials and supplies	(39,307)	(294)	(4,043)	-	(43,644)
Materials and supplies for pow er electricity	(18,212)	-	-	-	(18,212)
Natural gas and supplies for gas business	(199,765)	-	-	-	(199,765)
Third-party services (32.3)	(185,419)	(22,346)	(58,592)	-	(266,357)
Depreciation and amortization	(331,604)	(17)	(14,373)	(6,753)	(352,747)
Provisions and reversals (32.4)	-	(93,886)	-	37,070	(56,816)
Construction cost (32.5)	(553,504)	-	-	-	(553,504)
Other operating costs and expenses (32.6)	(131,135)	4,038	(69,276)	(49,889)	(246,262)
	(4,701,403)	(121,587)	(312,596)	(19,572)	(5,155,158)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	04.01.2016 to 06.30.2016
Electricity purchased for resale (32.1)	(1,053,773)	-	-	-	(1,053,773)
Charge of the main distribution and transmission grid	(212,995)	-	-	-	(212,995)
Personnel and management (32.2)	(211,546)	(3,951)	(69,875)	-	(285,372)
Pension and healthcare plans (Note 24)	(45,974)	(650)	(15,896)	-	(62,520)
Materials and supplies	(17,949)	(153)	(2,227)	-	(20,329)
Materials and supplies for pow er electricity	(7,718)	-	-	-	(7,718)
Natural gas and supplies for gas business	(85,114)	-	-	-	(85,114)
Third-party services (32.3)	(89,944)	(14,411)	(31,712)	-	(136,067)
Depreciation and amortization	(162,491)	(8)	(7,836)	(3,376)	(173,711)
Provisions and reversals (32.4)	-	(56,930)	-	121,175	64,245
Construction cost (32.5)	(294,639)	-	-	-	(294,639)
Other operating costs and expenses (32.6)	(49,770)	2,209	(33,631)	(33,750)	(114,942)
	(2,231,913)	(73,894)	(161,177)	84,049	(2,382,935)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	Restated 06.30.2015
Electricity purchased for resale (32.1)	(3,567,370)	-	-	-	(3,567,370)
Charge of the main distribution and transmission grid	(406,708)	-	-	-	(406,708)
Personnel and management (32.2)	(362,988)	(6,784)	(123,998)	-	(493,770)
Pension and healthcare plans (Note 24)	(97,282)	(1,143)	(27,473)	-	(125,898)
Materials and supplies	(33,776)	(347)	(4,103)	-	(38,226)
Materials and supplies for pow er electricity	(133,054)	-	-	-	(133,054)
Natural gas and supplies for gas business	(755,978)	-	-	-	(755,978)
Third-party services (32.3)	(163,014)	(21,129)	(49,448)	-	(233,591)
Depreciation and amortization	(296,328)	(17)	(26,601)	(2,164)	(325,110)
Provisions and reversals (32.4)	-	(158,565)	-	(245,127)	(403,692)
Construction cost (32.5)	(562,079)	-	-	-	(562,079)
Other operating costs and expenses (32.6)	(15,507)	1,980	(52,064)	(123,677)	(189,268)
	(6,394,084)	(186,005)	(283,687)	(370,968)	(7,234,744)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other income (expenses), net	04.01.2015 to 06.30.2015
Electricity purchased for resale (32.1)	(1,775,618)	-	-	-	(1,775,618)
Charge of the main distribution and transmission grid	(196,296)	-	-	-	(196,296)
Personnel and management (32.2)	(183,053)	(3,627)	(63,289)	-	(249,969)
Pension and healthcare plans (Note 24)	(48,309)	(591)	(12,810)	-	(61,710)
Materials and supplies	(15,961)	(189)	(1,373)	-	(17,523)
Materials and supplies for pow er electricity	(86,329)	-	-	-	(86,329)
Natural gas and supplies for gas business	(405,422)	-	-	-	(405,422)
Third-party services (32.3)	(88,150)	(12,190)	(24,015)	-	(124,355)
Depreciation and amortization	(146,079)	(10)	(18,481)	(1,269)	(165,839)
Provisions and reversals (32.4)	-	(67,289)	-	(115,630)	(182,919)
Construction cost (32.5)	(288,893)	-	-	-	(288,893)
Other operating costs and expenses (32.6)	(9,897)	1,003	(23,899)	(39,267)	(72,060)
	(3,244,007)	(82,893)	(143,867)	(156,166)	(3,626,933)

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	06.30.2016
Personnel and management (32.2)	(15,936)	-	(15,936)
Pension and healthcare plans (Note 24)	(5,405)	-	(5,405)
Materials and supplies	(184)	-	(184)
Third party services	(7,945)	-	(7,945)
Depreciation and amortization	(16)	(561)	(577)
Provisions and reversals (32.4)	-	179,147	179,147
Other operating revenue/expenses	(19,297)	439	(18,858)
	(48,783)	179,025	130,242

Parent company	General and	Other income
	administrative	(expenses),	04.01.2016
	expenses	net	to 06.30.2016
Personnel and management (32.2)	(6,480)	-	(6,480)
Pension and healthcare plans (Note 24)	(2,343)	-	(2,343)
Materials and supplies	(119)	-	(119)
Third party services	(5,336)	-	(5,336)
Depreciation and amortization	(12)	(281)	(293)
Provisions and reversals (32.4)	-	190,541	190,541
Other operating revenue/expenses	(10,831)	439	(10,392)
	(25,121)	190,699	165,578

Parent company	General and	Other income
	administrative	(expenses),
	expenses	net	06.30.2015
Personnel and management (32.2)	(32,579)	-	(32,579)
Pension and healthcare plans (Note 24)	(3,988)	-	(3,988)
Materials and supplies	(269)	-	(269)
Third party services	(5,229)	-	(5,229)
Depreciation and amortization	-	(2,164)	(2,164)
Provisions and reversals (32.4)	-	(18,949)	(18,949)
Other operating revenue/expenses	(6,992)	(1,356)	(8,348)
	(49,057)	(22,469)	(71,526)

Parent company	General and	Other income
	administrative	(expenses),	04.01.2015
	expenses	net	to 06.30.2015
Personnel and management (32.2)	(17,561)	-	(17,561)
Pension and healthcare plans (Note 24)	(2,034)	-	(2,034)
Materials and supplies	(205)	-	(205)
Third party services	(3,210)	-	(3,210)
Depreciation and amortization	-	(1,269)	(1,269)
Provisions and reversals (32.4)	-	(3,326)	(3,326)
Other operating revenue/expenses	(2,370)	417	(1,953)
	(25,380)	(4,178)	(29,558)

32.1      Electricity purchased for resale

Consolidated	06.30.2016	06.30.2015
Purchase of Energy in the Regulated Environment - CCEAR	1,540,536	2,168,883
Itaipu Binacional	578,534	727,073
Electric Energy Trade Chamber - CCEE	220,953	846,604
Program for incentive to alternative energy sources - Proinfa	121,201	89,250
Bilateral contracts	8,430	22,902
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(216,010)	(287,342)
	2,253,644	3,567,370

Consolidated	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Purchase of Energy in the Regulated Environment - CCEAR	728,066	1,076,635
Itaipu Binacional	276,950	354,472
Electric Energy Trade Chamber - CCEE	87,890	439,353
Program for incentive to alternative energy sources - Proinfa	60,628	45,207
Bilateral contracts	4,213	3,912
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(103,974)	(143,961)
	1,053,773	1,775,618

32.2      Personnel and management

	Parent company			Consolidated
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
Personnel
Wages and salaries	8,337	19,108	345,232	309,208
Social charges on payroll	3,002	6,923	124,054	106,567
Meal assistance and education allow ance	651	1,729	49,574	44,236
Provisons for profit sharing (a)	257	1,254	22,783	19,964
Compensation - Voluntary termination Program/retirement	-	-	7,099	3,041
	12,247	29,014	548,742	483,016
Management
Wages and salaries	2,938	2,747	9,340	8,501
Social charges on payroll	751	718	2,330	2,077
Other expenses	-	100	91	176
	3,689	3,565	11,761	10,754
	15,936	32,579	560,503	493,770
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

	Parent company			Consolidated
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015
Personnel
Wages and salaries	3,015	10,279	175,558	157,192
Social charges on payroll	1,090	3,570	62,243	52,277
Meal assistance and education allow ance	146	867	24,749	22,167
Provisons for profit sharing	74	609	12,111	10,112
Compensation - Voluntary termination Program/retirement	-	-	3,804	1,582
	4,325	15,325	278,465	243,330
Management
Wages and salaries	1,717	1,700	5,439	5,221
Social charges on payroll	452	449	1,420	1,286
Other expenses	(14)	87	48	132
	2,155	2,236	6,907	6,639
	6,480	17,561	285,372	249,969

32.3      Third party services

Consolidated	06.30.2016	06.30.2015
Maintenance of electrical system	83,947	62,389
Maintenance of facilities	44,769	42,796
Communication, processing and transmission of data	28,252	23,531
Meter reading and bill delivery	24,657	21,381
Authorized and registered agents	17,459	17,266
Consumer service	10,489	9,397
Other services	56,784	56,831
	266,357	233,591

Consolidated	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Maintenance of electrical system	37,806	33,690
Maintenance of facilities	23,699	21,490
Communication, processing and transmission of data	11,673	9,866
Meter reading and bill delivery	12,254	10,953
Authorized and registered agents	11,539	9,562
Consumer service	5,165	4,963
Other services	33,931	33,831
	136,067	124,355

32.4      Provisions and reversals

	Parent company		Consolidated
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
Provision (reversal) for litigations (Note 29)	(179,147)	14,781	(37,416)	246,385
PCLD (Client and Other credits)	-	-	93,886	158,565
Provision for losses on tax credits	-	-	346	(1,258)
Provision for negative equity in subsidiaries	-	4,168	-	-
	(179,147)	18,949	56,816	403,692

	Parent company		Consolidated
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015
Provision (reversal) for litigations	(190,541)	(842)	(121,129)	116,624
PCLD (Client and Other credits)	-	-	56,930	67,289
Provision for losses on tax credits	-	-	(46)	(994)
Provision for negative equity in subsidiaries	-	4,168	-	-
	(190,541)	3,326	(64,245)	182,919

32.5      Construction cost

Consolidated
	06.30.2016	06.30.2015
Materials and supplies	279,528	255,648
Third party services	202,384	235,789
Personnel	59,691	43,876
Others	11,901	26,766
	553,504	562,079

Consolidated	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Materials and supplies	147,921	140,582
Third party services	109,191	113,785
Personnel	30,008	26,201
Others	7,519	8,325
	294,639	288,893

32.6      Other operating costs and expenses

Consolidated	06.30.2016	06.30.2015
Financial offset for the use of w ater resources	94,200	71,195
Compensation	21,906	22,328
Advertising and publicity	19,057	8,458
Losses in the decommissioning and disposal of assets	16,682	26,086
Leasing and rent (32.6.1)	16,256	14,923
Taxes	15,660	16,712
Other net costs and expenses	62,501	29,566
	246,262	189,268

	04.01.2016	04.01.2015
Consolidated	to 06.30.2016	to 06.30.2015
Financial offset for the use of w ater resources	41,655	26,618
Compensation	10,585	15,302
Advertising and publicity	9,729	3,016
Losses in the decommissioning and disposal of assets	6,068	4,219
Leasing and rent (32.6.1)	7,339	6,782
Taxes	4,595	6,235
Other net costs and expenses	34,971	9,888
	114,942	72,060

32.6.1     Leasing and rent

Consolidated	06.30.2016	06.30.2015
Real estate	14,162	12,465
Others	2,677	3,014
(-) PIS and Cofins credits	(583)	(556)
	16,256	14,923

Consolidated	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015
Real estate	7,022	5,340
Others	677	1,692
(-) PIS and Cofins credits	(360)	(250)
	7,339	6,782

33      Financial Results

	Parent company			Consolidated
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
Financial income
Monetary variation of accounts receivable
related to the concession (Note 10.1)	-	-	122,395	93,088
Interest and monetary variation of CRC transfer (Note 8.1)	120,487	98,966	120,487	98,966
Arrears charges on energy bills	-	-	116,573	73,318
Return on financial investments held for trading	2,221	636	89,941	57,025
Monetary variation over the Itaipu pow er purchase	-	-	30,590	-
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	27,733	78,142
Return on financial investments held for sale	10	8	6,652	8,719
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	1,078	1,387
Monetary variation and interest of accounts receivable
related to the concession compensation	-	-	-	89,912
Other financial income	115,643	11,398	144,740	27,954
	238,361	111,008	660,189	528,511
( - ) Financial expenses
Monetary and cambial variation and debt charges	143,688	122,941	497,207	270,373
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	57,651	46,942
Remuneration of net sectorial assets and liabilities (Note 9.3)	-	-	20,348	-
Interest on R&D and EEP (Note 26.2)	-	-	19,974	15,170
Monetary variation over the Itaipu pow er purchase	-	-	10,579	-
Other financial expenses	1,124	1,051	84,543	34,512
	144,812	123,992	690,302	366,997
Net	93,549	(12,984)	(30,113)	161,514

	Parent company			Consolidated
	04.01.2016	04.01.2015	04.01.2016	04.01.2015
	to 06.30.2016	to 06.30.2015	to 06.30.2016	to 06.30.2015
Financial income
Monetary variation of accounts receivable
related to the concession	-	-	113,369	49,521
Interest and monetary variation of CRC transfer	63,019	46,973	63,019	46,973
Arrears charges on energy bills	-	-	57,969	38,974
Return on financial investments held for trading	1,605	432	47,996	34,514
Monetary variation over the Itaipu pow er purchase	-	-	13,285	-
Remuneration of net sectorial assets and liabilities	-	-	10,830	32,813
Return on financial investments held for sale	5	4	3,553	4,157
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	237	1,387
Monetary variation and interest of accounts receivable
related to the concession compensation	-	-	-	81,936
Other financial income	108,605	7,441	135,962	18,360
	173,234	54,850	446,220	308,635
( - ) Financial expenses
Monetary and cambial variation and debt charges	73,210	64,602	248,162	150,357
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	21,916	24,790
Remuneration of net sectorial assets and liabilities	-	-	18,700	(14,879)
Interest on R&D and EEP	-	-	10,372	8,024
Monetary variation over the Itaipu pow er purchase	-	-	46	-
Other financial expenses	(1,909)	902	19,276	19,714
	71,301	65,504	318,472	188,006
Net	101,933	(10,654)	127,748	120,629

34      Operating segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the parent company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

34.1      Products and services from which reportable segments obtain their revenues

The Company’s reportable segments are identified by the executives in charge of each business area based on regulatory environments, strategic business units and different products and services. Segments are managed separately because each business and each business requires different technologies and strategies.

In the first half of 2016, all sales took place in Brazil and all non-current assets are located in Brazil.

In the first half of 2016, there was no one single customer identified as individually responsible for over 10% of total net revenues of the Company and its subsidiaries.

The Company evaluates the performance of each segment based on information derived from accounting records.

The operating segments’ accounting policies are the same as those described in the summary of significant accounting policies and inter-segment transactions are carried out on an ‘arm’s length’ basis, meaning at current market prices.

34.2      The Company’s reportable segments

Electricity generation and transmission (GET) - produces electricity from hydro, wind and thermal sources (GER), provides electrical power transport and transformation services, and is in charge of building, operating and maintaining substations and transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregated basis while their result is shown separately.

Electric power distribution and sale (DIS) - distributes and sells power and is responsible for operating and maintaining infrastructure and for providing related services;

Telecommunications (TEL) - provides telecommunications services and communications services in general;

Gas - operates the public service of distribution of piped natural gas; and

Holding (HOL) - manages equity in other companies

34.3      Assets by reportable segment

ASSETS	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
06.30.2016

TOTAL ASSETS	15,225,832	10,119,923	814,010	498,008	3,758,318	(645,871)	29,770,220
CURRENT ASSETS	1,260,356	2,902,396	170,936	108,801	962,594	(892,679)	4,512,404
Cash and cash equivalents	151,275	505,831	88,622	27,775	54,814	-	828,317
Bonds and securities	391,143	-	-	-	1,341	-	392,484
Collaterals and escrow accounts	-	18	-	177	127	-	322
Trade accounts receivable	483,314	2,006,079	42,697	74,456	-	(63,329)	2,543,217
Dividends receivable	30,791	-	-	-	805,090	(807,955)	27,926
Accounts receivable related to the concession	22,174	-	-	-	-	-	22,174
Other receivables	108,665	203,727	5,080	2,754	12,779	(2,802)	330,203
Inventories	26,948	95,336	18,074	2,026	-	-	142,384
Income Tax and Social Contribution	6,043	-	12,126	364	48,595	-	67,128
Other noncurrent recoverable taxes	20,333	51,843	4,325	593	162	-	77,256
Prepaid expenses	19,670	20,080	12	656	-	-	40,418
Related parties	-	19,482	-	-	39,686	(18,593)	40,575
NON-CURRENT ASSETS	13,965,476	7,217,527	643,074	389,207	2,795,724	246,808	25,257,816
Long Term Assets	3,494,184	1,935,275	67,587	83,420	2,020,006	(162,895)	7,437,577
Bonds and securities	131,449	1,375	-	6,283	39,489	-	178,596
Collaterals and escrow accounts	-	76,362	-	-	-	-	76,362
Trade accounts receivable	949	37,696	36,404	-	-	-	75,049
CRC transferred to the State Government of Paraná	-	-	-	-	1,454,304	-	1,454,304
Judicial deposits	71,828	407,819	8,776	35,607	86,874	-	610,904
Accounts receivable related to the concession	3,021,216	579,437	-	16,447	-	-	3,617,100
Accounts receivable related to the concession compensation	59,339	-	-	-	-	-	59,339
Other receivables	18,539	26,802	81	1,860	-	-	47,282
Income Tax and Social Contribution	591	15,550	-	-	144,844	-	160,985
Other noncurrent recoverable taxes	71,130	42,575	6,786	-	14	-	120,505
Deferred income tax and social contribution	26,724	747,659	15,540	23,070	34,491	-	847,484
Prepaid expenses	21,948	-	-	153	-	-	22,101
Related parties	70,471	-	-	-	259,990	(162,895)	167,566
Investments	1,861,599	1,374	-	-	729,511	-	2,592,484
Property, plant and equipment	8,339,565	-	559,017	-	42,490	-	8,941,072
Intangible Assets	270,128	5,280,878	16,470	305,787	3,717	409,703	6,286,683

34.4      Liabilities by reportable segment

LIABILITIES	GET	DIS	TEL	GAS	HOL	Eliminations	Consolidated
06.30.2016

TOTAL LIABILITIES	15,225,832	10,119,923	814,010	498,008	3,758,318	(645,871)	29,770,220
CURRENT LIABILITIES	1,979,142	2,592,328	143,508	113,787	520,691	(893,499)	4,455,957
Payroll, social charges and accruals	52,032	138,548	17,625	6,979	7,483	-	222,667
Related parties	14,394	-	-	-	4,200	(18,594)	-
Suppliers	458,005	743,750	12,649	73,219	8,122	(66,128)	1,229,617
Income Tax and Social Contribution	52,702	100,759	2,871	4,404	1,183	-	161,919
Other taxes due	80,044	119,372	4,896	8,123	3,396	-	215,831
Loans and financing	125,294	196,792	6,014	-	137,202	(822)	464,480
Debentures	283,498	523,661	2,658	19,118	351,344	-	1,180,279
Dividends payable	531,358	200,000	94,201	-	7,230	(807,955)	24,834
Post-employment benefits	10,918	30,683	1,677	-	189	-	43,467
Customer charges due	6,382	137,908	-	-	-	-	144,290
Research and Development and Energy Efficiency	51,501	105,569	-	-	-	-	157,070
Accounts Payable related to concession	276,707	-	-	-	-	-	276,707
Sectorial financial liabilities	-	209,705	-	-	-	-	209,705
Other accounts payable	36,307	85,581	917	1,944	342	-	125,091
NON-CURRENT LIABILITIES	5,017,268	2,757,825	229,890	65,181	2,084,426	(524,315)	9,630,275
Related parties	34,177	-	-	-	398,511	(432,688)	-
Suppliers	5,923	-	-	-	-	-	5,923
Tax liabilities	151,179	85,874	5,236	-	1,830	-	244,119
Deferred income tax and social contribution	286,031	-	-	-	-	-	286,031
Loans and financing	2,108,873	679,491	18,755	-	883,560	(91,601)	3,599,078
Debentures	1,046,665	499,931	168,160	51,737	665,503	-	2,431,996
Post-employment benefits	163,572	389,000	23,476	4,221	14,161	-	594,430
Research and Development and Energy Efficiency	77,095	202,679	-	-	-	-	279,774
Accounts Payable related to concession	500,922	-	-	-	-	-	500,922
Sectorial financial liabilities	-	215,235	-	-	-	-	215,235
Other accounts payable	16,521	-	-	8,517	9,506	(26)	34,518
Provisions for legal claims	626,310	685,615	14,263	706	111,355	-	1,438,249
EQUITY	8,229,422	4,769,770	440,612	319,040	1,153,201	771,943	15,683,988
Attributable to controlling shareholders	8,229,422	4,769,770	440,612	319,040	1,153,201	459,405	15,371,450
Attributed to non-controlling interest						312,538	312,538

34.5      Statement of income by reportable segment

STATEMENT OF INCOME	GET		DIS	TEL	GAS	HOL	Eliminations	Consolidated
06.30.2016	GER	TRA

NET OPERATING REVENUES	1,472,215	1,321,102	3,807,700	156,461	305,177	-	(294,461)	6,768,194
Supply of electric pow er - third-parties	285,844	-	2,773,832	-	-	-	-	3,059,676
Supply of electric pow er - betw een segments	-	-	2,163	-	-	-	(2,163)	-
Electricity sales to final customers - third-parties	1,020,248	-	290,703	-	-	-	-	1,310,951
Electricity sales to final customers - betw een segments	148,343	-	-	-	-	-	(148,343)	-
Use of the main distribution and transmission grid - third-parties	-	1,085,335	1,560,210	-	-	-	-	2,645,545
Use of the main distribution and transmission grid - betw een s	-	39,253	8,175	-	-	-	(47,428)	-
Construction income	-	192,879	366,194	-	13,372	-	-	572,445
Telecommunications services - third-parties	-	-	-	123,990	-	-	-	123,990
Telecommunications services - betw een segments	-	-	-	14,936	-	-	(14,936)	-
Distribution of piped gas - third-parties	-	-	-	-	250,168	-	-	250,168
Distribution of piped gas - betw een segments	-	-	-	-	41,637	-	(41,637)	-
Sectorial financial assets and liabilities result	-	-	(1,254,487)	-	-	-	-	(1,254,487)
Other operating revenues - third-parties	5,454	-	55,731	(1,279)	-	-	-	59,906
Other operating revenues - betw een segments	12,326	3,635	5,179	18,814	-	-	(39,954)	-
OPERATING COSTS AND EXPENSES	(795,152)	(247,361)	(4,140,610)	(111,524)	(268,615)	113,625	294,479	(5,155,158)
Energy purchased for resale	(53,948)	-	(2,348,021)	-	-	-	148,325	(2,253,644)
Charges for use of the main transmission grid	(153,183)	-	(370,154)	-	-	-	45,661	(477,676)
Personnel and management	(88,602)	(41,224)	(345,067)	(43,233)	(17,014)	(25,363)	-	(560,503)
Pension and healthcare plans	(20,187)	(9,824)	(77,680)	(9,427)	(1,306)	(7,604)	-	(126,028)
Materials and supplies	(6,580)	(2,360)	(32,591)	(1,042)	(804)	(267)	-	(43,644)
Raw materials and supplies for generation	(59,849)	-	-	-	-	-	41,637	(18,212)
Natural gas and supplies for gas business	-	-	-	-	(199,765)	-	-	(199,765)
Third party services	(96,799)	(10,554)	(172,314)	(20,614)	(8,936)	(10,971)	53,831	(266,357)
Depreciation and amortization	(186,952)	(1,170)	(135,176)	(16,940)	(11,928)	(581)	-	(352,747)
Provision (reversal) for litigations	(5,427)	(2,742)	(127,498)	(6,015)	(29)	179,126	-	37,415
Other provisions and reversals	(1,270)	(431)	(90,892)	(962)	(676)	(20)	20	(94,231)
Construction cost	-	(173,938)	(366,194)	-	(13,372)	-	-	(553,504)
Other operating costs and expenses	(122,355)	(5,118)	(75,023)	(13,291)	(14,785)	(20,695)	5,005	(246,262)
EQUITY IN EARNINGS OF INVESTEES	-	43,920	-	-	-	60,790	(1)	104,709
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	677,063	1,117,661	(332,910)	44,937	36,562	174,415	17	1,717,745
Financial income	58,394	4,793	339,133	8,918	7,530	242,763	(1,342)	660,189
Financial expenses	(296,708)	(64,297)	(161,920)	(15,224)	(7,934)	(145,561)	1,342	(690,302)
OPERATING PROFIT	438,749	1,058,157	(155,697)	38,631	36,158	271,617	17	1,687,632
Income Tax and Social Contribution	(154,482)	(344,675)	52,320	(12,692)	(12,839)	(82,597)	-	(554,965)
NET INCOME	284,267	713,482	(103,377)	25,939	23,319	189,020	17	1,132,667

34.6      Additions to non-current assets by reportable segment

	GET		DIS	TEL	GAS	HOL	Consolidated
06.30.2016	GER	TRA

Property, plant and equipment
Additions	562,518	-	-	62,692	-	96	625,306
Intangible Assets
Additions	-	1,823	395,729	551	13,211	430	411,744

35      Financial Instruments

35.1      Categories and determination of fair value of financial instruments

Consolidated				06.30.2016		12.31.2015
	Note	Level	Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss - held for trading
Trading securities
Cash and cash equivalents (a)	5	1	828,317	828,317	1,480,727	1,480,727
Derivative financial instruments (b)	6	1	2,969	2,969	2,565	2,565
Derivative financial instruments (b)	6	2	349,700	349,700	333,649	333,649
			1,180,986	1,180,986	1,816,941	1,816,941
Loans and receivables
Collaterals and escrow accounts STN (c)	22.1		76,362	45,603	86,137	51,414
Pledges and restricted deposits linked (a)			322	322	2,000	2,000
Trade accounts receivable (a)	7		2,618,266	2,618,266	3,107,889	3,107,889
CRC Transferred to the State Government of Paraná (d)	8		1,454,304	1,495,883	1,383,242	1,343,497
Sectorial financial assets (a)	9		-	-	1,045,662	1,045,662
Accounts receivable related to the concession (e)	10		2,470,568	2,470,568	943,473	943,473
Accounts receivable related to the concession -
bonus from the grant (f)	10		589,269	675,548	-	-
State of Paraná - Government Programs (a)	15.1		187,048	187,048	187,048	187,048
			7,396,139	7,493,238	6,755,451	6,680,983
Available for sale
Accounts receivable related to the concession (g)	10	3	579,437	579,437	424,140	424,140
Accounts receivable related to the concession compensation (h)	11	3	59,339	59,339	219,556	219,556
Derivative financial instruments (b)	6	1	1,492	1,492	2,728	2,728
Derivative financial instruments (b)	6	2	216,919	216,919	158,449	158,449
Other investments (i)	17	1	17,796	17,796	17,626	17,626
			874,983	874,983	822,499	822,499
Total financial assets			9,452,108	9,549,207	9,394,891	9,320,423

Financial liabilities
Other financial liabilities
Ordinary financing of taxes w ith the federal tax authorities (c)	13.3		181,253	162,056	193,739	171,119
Suppliers (a)	21		1,235,540	1,235,540	1,619,049	1,619,049
Loans and financing (c)	22		4,063,558	3,590,450	4,077,060	3,539,257
Debentures (j)	23		3,612,275	3,612,275	3,683,928	3,683,928
Post employment benefits (k)	24		637,897	637,897	594,660	594,660
Sectorial financial liabilities (a)	9		424,940	424,940	-	-
Payable related to concession (l)	27.1		562,902	673,995	535,665	651,403
Payable related to concession -
bonus from the grant (a)	27.2		214,727	214,727	-	-
			10,933,092	10,551,880	10,704,101	10,259,416
Total financial liabilities			10,933,092	10,551,880	10,704,101	10,259,416

Different levels are defined as follow s:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;

Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Fair value determination

a)     Equivalent to their book value based on their nature and period held

b)     Calculated from data provided by financial agents and market values of Brazilian government bonds.

c)     Taking the cost of capital from the Company’s most recent funding transaction - 121% of CDI rate - as basic assumption when discounting expected flows of payments.

d)     Using as assumption the comparison against long-term floating-rate National Treasury Notes (NTN-Bs), NTN-B Principal maturing on August 15, 2024, which pays around 6.01% p.a. plus IPCA.

e)     Criteria and assumptions are disclosed in Note 4.3.10 to the financial statements of December 31, 2015, transmission concession and Note 10.3.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed in Note 4.3.10 to the financial statements of December 31, 2015, distribution concession. Changes in the first half of 2016 are shown as follows:

Consolidated
Balance as of January 1, 2016	424,140
Transfer to intagible - Extension of Copel Distribuição’s Concession	2,230
Capitalization of intangible assets in progress	31,386
Monetary variations	121,733
Loss on disposal	(52)
Balance as of June 30, 2016	579,437

h)     The fair values of generation assets approximate their book values, given that Management’s best expectation is to receive the undepreciated value of the plant’s assets.

i)      Calculated from price quotations published on active markets or by applying the related percentage share of shareholders’ equity in cases of assets for which there is no active market.

j)      Calculated from the Unit Price quotation (PU) for June 30, 2016, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize of R$9,513.

k)     Criteria and assumptions disclosed in Note 4.9 to the financial statements of December 31, 2015.

l)      Real net discount rate of 7.74% p.a., in line with the Company’s estimated rate for long-term projects.

35.2      Financial risk management

The Company’s Corporate Risk Management Committee is responsible for developing and monitoring risk management policies and using Audit Committee assistance and advisory services to ensure sound management of funds and protection and appreciation of its equity.

The Company’s business is exposed to the following risks arising from financial instruments:

35.2.1     Credit risk

Credit risk is the risk of incurring losses arising from a customer or a financial instrument counterparty resulting from their failing to honor contractual obligations.

Consolidated
Exposure to credit risk	06.30.2016	12.31.2015
Cash and cash equivalents (a)	828,317	1,480,727
Derivative financial instruments (a)	571,080	497,391
Pledges and restricted deposits linked (a)	76,684	88,137
Trade accounts receivable (b)	2,618,266	3,107,889
CRC Transferred to the State Government of Paraná (c)	1,454,304	1,383,242
Sectorial financial assets (d)	-	1,045,662
Accounts receivable related to the concession (e)	3,639,274	1,367,613
Accounts receivable related to the concession compensation (f)	59,339	219,556
State of Paraná - Government Programs (g)	187,048	187,048
	9,434,312	9,377,265

a)     The Company manages credit risk for these assets based on its policy of investing almost all finds in federal government controlled banks. Exceptionally, due to legal and/or regulatory requirements, the Company invested finds in first-line private banks.

b)     Risk arising from the possibility of the Company incurring losses as a result of difficulty in receiving amounts billed to its customers. This risk relates to both internal and external factors. To reduce this risk, the Company manages receivables and detects customer segments in which default is more likely to then suspend electricity supplies and implement specific collection policies based on property or personal guarantees for debts of over R$200.

Doubtful accounts are adequately covered by provisioning for possible losses on their realization.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this credit risk is very low because the contracts signed assure an unconditional right to be reimbursed for any costs not recovered through tariff costs at the end of the concession period, to be paid in cash by the concession granting authority.

e)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession granting authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since Permitted Annual Revenue - APR is guaranteed revenue that does not involve demand risk.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution 589/2013, which defines criteria for calculating New Replacement Value (VNR). Given that on April 20, 2016, the Granting Authority defined the means and period for receiving this asset (still to be regulated by Aneel) through MME Ordinance 120, Management believes credit risk is low.

f)      For generation concession assets, Aneel published Normative Resolution 596/2013, which defines criteria for calculating NRV for compensation purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets will show recoverability of the balances recognized at June 30, 2016.

g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 36.a).

35.2.2     Liquidity risk

The Company’s liquidity risk refers to the possibility of having insufficient funds available in cash or other financial assets to honor obligations on due dates.

The Company manages liquidity risk through methodologies, procedures and tools used to constantly control financial processes and ensure adequate risk management.

Investments are financed through medium- and long-term debt funded by financial institutions and capital markets.

Short-, medium- and long-term economic and financial projections are developed and submitted for appraisal by Management bodies. Corporate budgets for subsequent years are reviewed and approved annually.

Medium- and long-term economic and financial projections for monthly periods cover the next five years. The short-term projection is for daily periods covering the coming 90 days.

The Company constantly monitors funds to be paid or settled by controlling cash flow, thus reducing funding costs and rollover risk and ensuring compliance with financial investment policy while maintaining minimum levels of cash holdings.

The following table shows expected settlement amounts not discounted, for each interval of time. The projections were based on financial indicators for the corresponding financial instruments as forecast by the median market expectation as published by the Central Bank of Brazil’s the Focus report, which shows market analysts’ average expectation for these indicators for the current and subsequent years. From 2018 onward, the 2017 indicators have been repeated through to the end of the forecasting horizon, except for the dollar rate, which tracks inflation.

Consolidated	Interest (a)	Less than	1 to 3	3 months		Over	Total
		1 month	months	to 1 year	1 to 5 years	5 years	liabilities
06.30.2016
Loans and financing	Note 22	202,823	79,846	569,124	3,061,218	1,601,422	5,514,433
Debentures	Note 23	8,981	19,034	1,536,109	2,747,953	254,104	4,566,181
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,021	10,054	50,351	303,284	2,103,650	2,472,360
Eletrobrás - Itaipu	Dollar	-	197,300	902,379	5,381,095	3,896,644	10,377,418
Other suppliers	-	875,984	145,161	192,199	22,196	-	1,235,540
Purchase obligations	IGP-M and IPCA	-	1,303,293	3,581,421	21,134,810	114,193,011	140,212,535
Ordinary financing of taxes
w ith the federal tax authorities	Selic	3,986	8,079	37,145	173,566	-	222,776
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,134,892	1,838,960	7,211,598	34,533,467	126,733,167	171,452,084
12.31.2015
Loans and financing	Note 22	78,969	86,071	473,032	3,546,135	2,023,379	6,207,586
Debentures	Note 23	6,277	13,735	1,313,062	3,485,797	205,515	5,024,386
Derivatives	Future inter-bank rate	-	-	-	-	-	-
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	4,978	9,958	46,687	287,316	2,001,514	2,350,453
Eletrobrás - Itaipu	Dollar	-	210,867	988,015	5,774,563	5,047,764	12,021,209
Other suppliers	-	1,138,130	228,200	230,316	22,403	-	1,619,049
Purchase obligations	IGP-M and IPCA	-	1,278,480	3,629,110	21,371,882	112,292,091	138,571,563
Ordinary financing of taxes
w ith the federal tax authorities	Selic	3,764	7,641	36,228	191,659	-	239,292
Post-employment benefits	8.94%	38,097	76,193	342,870	1,709,345	4,684,336	6,850,841
		1,270,215	1,911,145	7,059,320	36,389,100	126,254,599	172,884,379
(a) Effective interest rate - w eighted average.

As disclosed in Notes 22.5 and 23.3, the Company and its subsidiaries have loans, financing and debentures containing covenants that may require payment in advance for these obligations.

35.2.3     Market risk

Market risk is the risk that the fair value or future cash flows of financial instrument will fluctuate due to changing market prices, such as currency exchange rates, interest rates and stock prices. The purpose of managing this risk is to control exposures, within acceptable parameters, while optimizing returns.

a)     Currency risk - US dollar

This risk arises from the possibility of losses due to fluctuating exchange rates that may reduce the value of assets denominated in foreign currency or add to liabilities.

The Company’s foreign currency debt is not material and there is no exposure to foreign-currency derivatives. The Company monitors exchange rates.

Exchange-rate variation effects arising from the Eletrobras electricity purchasing agreement (Itaipu) are passed on as part of Copel Distribuição’s subsequent tariff review.

Currency risk related to purchases of gas arise from the possibility of Compagás calculating its losses resulting from fluctuating exchange rates thus increasing the amount in Brazilian reais of accounts payable for gas purchased from Petrobras. This risk is mitigated by monitoring prices and passing on variations to customers via tariff rates whenever possible. Compagás is constantly monitoring these fluctuating exchange rates.

Currency risk sensitivity analysis

The Company developed sensitivity analysis in order to measure the impact of US dollar depreciation on its loans and financing exposed to these risks.

The baseline scenario takes balances in the respective accounts on June 30, 2016; the probable scenario assumes a variation in the EOY exchange rate (R$/US$3.34) based on the median market expectation for 2016 reported in the Central Bank’s Focus report of July 22, 2016. The adverse and remote scenarios assumed levels of deterioration to be 25% and 50% respectively comparing the financial instrument’s key risk factor against the level used for the probable scenario.

		Baseline	Projected scenarios - Dec.2016
Foreign exchange risk	Risk	06.30.2016	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	76,362	3,098	(16,768)	(36,633)
.		76,362	3,098	(16,768)	(36,633)
Financial liabilities
Loans and financing
STN	USD appreciation	(92,423)	(3,749)	(27,792)	(51,835)
Suppliers
Eletrobrás (Itaipu)	USD appreciation	(183,480)	(7,443)	(55,173)	(102,904)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(66,824)	(2,711)	(20,094)	(37,478)
		(342,727)	(13,903)	(103,059)	(192,217)

In addition to the sensitivity analysis required by CVM Instruction 475/2008, the Company evaluates its financial instruments by taking into account possible effects on its results and shareholders’ equity arising from risks assessed by management on financial statements as per CPC 40 and IFRS 7 recommendations. Based on asset position and notional value of financial instruments outstanding on June 30, 2016, it is estimated that these effects would be similar to those mentioned in the ‘probable scenario’ column in the table shown above, since the assumptions made by the Company are similar.

b)    Interest rate and monetary variation risk

The Company’s risk of incurring losses due to fluctuating interest rates or other indices that decrease financial income or increase financial expenses related to assets or liabilities funded in the market.

The Company has no derivative trades to hedge this risk, but it has been continually monitoring interest rates and market indicators in order to assess any need for derivatives.

Interest rate and monetary variation risk - sensitivity analysis

The Company has developed sensitivity analysis in order to measure the impact of interest rate and monetary variations on financial assets and liabilities exposed to these risks.

The baseline scenario takes balances existing in the corresponding accounts on June 30, 2016 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 13.25%, IPCA - 7.21% IGP DI - 8.62% IGP-M - 9.04% and TJLP - 7.50% forecasts from median market expectations for 2016 published in the Central Bank’s Focus report on July 22, 2016.

The adverse and remote scenarios assumed levels of deterioration to be 25% and 50% respectively comparing the financial instrument’s key risk factor against the level used for the probable scenario.

		Baseline	Projected scenarios - Dec.2016
Interest rate risk and monetary variation	Risk	06.30.2016	Probable	Adverse	Remote
.
Financial assets
Bonds and securities	Low CDI/SELIC	571,080	38,946	29,434	19,799
Collaterals and escrow accounts	Low CDI/SELIC	322	22	17	11
CRC transferred to the State Government of Paraná	Low IGP-DI	1,454,304	61,385	46,274	31,010
Accounts receivable related to the concession	Low IPCA	3,639,274	128,913	97,101	65,017
Accounts receivable related to the concession compensation	Undefined (a)	59,339	-	-	-
State of Paraná - Government Programs	No risk	187,048	-	-	-
		5,911,367	229,266	172,826	115,837
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,538,452)	(98,753)	(122,524)	(145,960)
Eletrobrás - RGR	No risk (b)	(56,715)	-	-	-
Caixa Econômica Federal	No risk (b)	(5,441)	-	-	-
Finep	High TJLP	(24,769)	(912)	(1,135)	(1,356)
BNDES	High TJLP	(1,674,504)	(61,659)	(76,734)	(91,681)
Promissory notes	High CDI	(537,716)	(34,516)	(42,824)	(51,015)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(133,538)	(4,917)	(6,119)	(7,311)
Debentures	High CDI	(3,370,602)	(216,358)	(268,439)	(319,784)
Debentures - CTE	High IPCA	(170,818)	(6,051)	(7,531)	(9,000)
Debentures - Compagás	High TJLP	(70,855)	(2,609)	(3,247)	(3,879)
Sectorial financial liabilities	High Selic	(424,940)	(27,277)	(33,843)	(40,316)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(181,253)	(11,635)	(14,435)	(17,196)
.		(8,189,603)	(464,687)	(576,831)	(687,498)
(a) Risk assessment still requires ruling by the Granting Authority.
(b) Loan indexed to UFIR.

In addition to the sensitivity analysis required by CVM Instruction 475/08, the Company assesses its financial instruments considering the possible effects on income and shareholders’ equity against the risks assessed by management on financial statements dates, as per CPC 40 and IFRS 7 recommendations. Based on asset position and notional value of financial instruments outstanding on June 30, 2016, it is estimated that these effects would be similar to those mentioned in the ‘probable scenario’ column in the table shown above, since the assumptions made by the Company are similar.

35.2.4     Electricity shortage risk

Risk of electricity shortage due to unfavorable weather such as low rainfall, since Brazil´s energy matrix is based on hydro sources.

Prolonged droughts affect volume of water stored in hydroelectric dam reservoirs thus increasing the risk of electricity shortages.

Over the last few years, Brazil’s major river basins and reservoirs in the Southeast, Midwest and Northeast regions have been affected by adverse weather; therefore the entities responsible for the sector have taken measures to optimize hydro resources to ensure that loads are fully covered.

However, at this point in time, these basins have shown clear signs of regaining reservoir levels, especially the Southeast and Midwest, due to the positive evolution of rainfall since mid-2016 (beginning of the rainy season).

This scenario has prompted the Electricity Sector Monitoring Committee (CMSE) to note balance between demand and supply and ensure short-term risk indices remain within the safety margin. The same position is adopted by the ONS for the medium-term shortage risk as shown in the Energy Operation Plan 2015-2019 - PEN 2015.

Although reservoir levels are not ideal from the regulators’ point of view, when combined with other variables, they are sufficient to ensure shortage risk remains within the safety margin set by the National Energy Policy Council (CNPE) (5% maximum risk) for the year 2016 across all subsystems.

35.2.5     Risk of concessions not being extended

Over a five-year horizon through 2020, Copel Geração e Transmissão will have to decide for or against extending its Figueira TPP, Governador Bento Munhoz da Rocha Netto HPP (Foz do Areia) and São Jorge HPP generation concessions due to end March 26, 2017, September 17, 2018 and December 3, 2019, respectively. These hydroelectric plants represent a Physical Guarantee of 587.8 average MW.

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law 9.074/1995 is governed by Law 12.783/2013, which states that extension depends on express acceptance of conditions such as: i) revenues determined as per criteria set by Aneel; ii) altering in tariff price remuneration calculated by Aneel for each plant; iii) allocation of physical guarantee quotas and plant power for distribution utility concessionaires and licensees; iv) submission to service quality standards set by Aneel; and, v) agreeing to compensation determined for concession related assets.

Hydroelectric generation, transmission and distribution concession periods may be extended once, at the granting authority’s discretion, for a period of up to 30 years. However, the extension period for thermoelectric generation has been limited to 20 years.

Under current regulatory requirements, concessionaires must apply to extend their concession period 60 months before their ending or concession granting date for hydroelectric plants, generation, transmission and distribution and 24 months for thermoelectric generating plants.

The regulator also state that if a concessionaire wishes to extend its concession period, the Granting Authority may bring forward the effects of extension up to 60 months before the end date or act of granting and may determine the initial tariff rate or revenue.

Based on forthcoming analyses aiming to preserve its levels of profitability, the Company will proceed to decide whether to extend its concessions or not in view of the conditions imposed by the Granting Authority.

If extension is not brought expected or forward, the Granting Authority will hold auctions or competitions to award concessions for up to 30 years, to be adjudicated to bidder offering the lowest tariff and highest bonus payment.

In 2012, Copel Geração e Transmissão extended Transmission Concession Agreement 060/2001 so its principal transmission concession period will end on December 3, 2042.

Recently, in accordance with the amendment to Copel Distribuição’s concession agreement 46/1999, the concession period was extended, subject to quality and efficiency parameters for its distribution services as measured by indicators for outage duration and frequency (DECi and FECi) and efficient economic and financial management.

The concession for the Governador Parigot de Souza HPP, with 260 MW of installed capacity, was also acquired until 2046.

35.2.6     Gas shortage risk

Risk arising from any period of shortage of natural gas supplies required for gas distribution and thermoelectric generation.

A prolonged period of gas shortage could lead to losses by reducing revenues for the Compagás and UEG Araucária subsidiaries.

35.3      Capital management

The Company strives to ensure a solid capital base to maintain investor, creditor and market confidence as well as the future development of its business. It pursues balance between the highest possible returns with appropriate borrowing levels and the advantages and assurances provided by a healthy capital position, thus maximizing returns for all stakeholders in its operations and optimizing its debt and equity levels.

The Company monitors capital using an index based on consolidated numbers for adjusted net debt divided by consolidated EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for the last twelve months. The corporate target set in its strategic plan is to hold this index below 3.5 on an annual basis, while any expectation of failing to meet this target will prompt administration to take steps to correct its course by the end of each reporting period. On June 30, 2016, the index stood at 2.36.

35.3.1     Equity indebtedness

		Parent company		Consolidated
Indebtedness	06.30.2016	12.31.2015	06.30.2016	12.31.2015
Loans and financing	1,020,762	1,031,200	4,063,558	4,077,060
Debentures	1,016,847	1,016,087	3,612,275	3,683,928
(-) Cash and cash equivalents	9,874	25,653	828,317	1,480,727
(-) Derivative financial instruments	177	168	392,484	406,274
Net debt	2,027,558	2,021,466	6,455,032	5,873,987
Equity	15,371,450	14,245,728	15,683,988	14,584,478
Equity indebtedness	0.13	0.14	0.41	0.40

36      Related Party Transactions

Consolidated		Assets		Liabilities	Income (loss)
Related parties / Nature of operation	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	06.30.2015
Controlling shareholder
State of Paraná - dividends payable	-	-	-	96,691	-	-
CRC Transfer (Note 8)	1,454,304	1,383,242	-	-	120,487	98,966
"Luz Fraterna" Program (a)	202,813	181,348	-	-	-	-
2014 World Cup construction w ork (Note 15.1.2)	14,266	14,266	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	19,482	19,482	-	-	-	-
Remuneration and employ social security charges assigned (b)	345	407	-	-	-	-
Telecommunication services (c)	46,797	42,634	-	-	14,604	15,117
Entities with significant influence
BNDES and BNDESPAR (d) - dividends payable	-	-	-	70,722	-	-
Financing (Note 22)	-	-	1,674,504	1,701,758	(74,818)	(55,289)
Debentures - Compagás (Note 23)	-	-	70,855	56,219	(2,000)	(1,127)
Joint ventures
Dominó Holdings - dividends	5,707	9,067	-	-	-	-
Voltalia São Miguel do Gostoso - mutual (Note 15.3)	21,093	25,237	-	-	1,725	1,314
Costa Oeste Transmissora de Energia - dividends	-	1,783	-	-	-	-
Operating and maintenance services (e)	70	-	-	-	415	305
Basic and connecting netw ork (f) (g)	-	-	24	24	(1,680)	(988)
Marumbi Transmissora de Energia - dividends	-	3,101	-	-	-	-
Basic netw ork (g)	-	-	15	9	(212)	-
Engineering services (h)	292	-	-	-	2,157	-
Caiuá Transmissora de Energia - dividends	88	2,634	-	-	-	-
Basic and connecting netw ork (f) (g)	-	-	154	154	(7,324)	(5,504)
Engineering services (h)	218	-	-	-	437	-
Integração Maranhense Transmissora - dividends	228	4,476	-	-	-	-
Basic netw ork (g)	-	-	-	-	(452)	(580)
Transmissora Sul Brasileria de Energia - Basic netw ork (g)	-	-	-	-	(814)	(848)
Matrinchã Transmissora de Energia - dividends	8,115	8,115	-	-	-	-
Basic netw ork (g)	-	-	49	55	(628)	-
Paranaíba Transmissora de Energia - Basic netw ork (g)	-	-	-	-	(66)	-
Guaraciaba Transmissora de Energia - dividends	3,930	3,930	-	-	-	-
Associates
Dona Francisca Energética S.A. (i)	-	-	1,436	1,304	(8,477)	(28,094)
Foz do Chopim Energética Ltda. (j)	157	-	-	-	1,019	953
Sercomtel S.A. Telecomunicações
Post sharing (k)	787	236	-	-	1,516	708
Telecommunication leases and services (c)	1,187	-	-	-	2,838	2,391
Companhia de Saneamento do Paraná - dividends	9,718	6,202	-	-	-	-
Treated w ater, sew age collection and treatment	-	-	4	3	(687)	(580)
Telecommunications services (c)	5	492	-	-	1,496	1,408
Key management staff
Fees and social security charges (Note 32.2)	-	-	-	-	(11,761)	(10,754)
Pension and healthcare plans (Note 24)	-	-	-	-	(643)	(538)
Other related parties
Fundação Copel
Administrative property rental	-	-	311	688	(6,539)	(6,054)
Pension and healthcare plans (Note 24)	-	-	637,897	594,660	-	-
Leasing and telecomunications services (c)	44	44	-	-	147	146
Lactec (l)	51,983	39,421	1,242	938	(6,607)	(5,977)

a)     The Luz Fraterna program introduced and amended by state laws 491/2003 and 17,639/2013 enables the state of Paraná to pay electricity bills for the state’s (duly registered) low-income families or households provided their monthly consumption does not exceed 120 kWh. The benefit is valid for monophase residential connections, monophasic and biphasic rural connections and biphasic rural connections with circuit breakers rated 50 amps or less. Beneficiaries must not have other utility bills in their name or outstanding debt owed Copel Distribuição. On June 30, 2016, the amount of R$153,300 (R$153,300 at December 31, 2015) is recognized in the parent company’s Related Parties account as per Note 15.1.1.

b)     Reimbursement for remuneration and social charges for employees seconded to Paraná State Government. Balances shown are net of provisioning doubtful accounts in the amount of R$1,036 on June 30, 2016 (R$1,040 at December 31, 2015).

c)     Telecommunications services provided and equipment and infrastructure leases agreed with Copel Telecomunicações.

d)     BNDES is the controlling shareholder of BNDES Participações S.A. (BNDESPAR), which holds 23.96% of Copel’s capital stock (26.41% of common shares and 21.26% of “B” preferred shares).

e)     Operation and maintenance contract expiring December 26, 2018 - parties Costa Oeste Transmissora and Copel Geração e Transmissão.

f)      Copel Distribuição holds Transmission System Connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia - due to expire on termination of their distributor or transmitter concession agreement, whichever is first.

g)     Copel Distribuição holds a Transmission System Usage contract (Cust) with the ONS and the electricity transmission concessionaires for the purpose of ongoing use of the Amount of Use of Transmission System (MUST) regulated by Aneel Resolution 666/2015. These amounts are determined in advance for 4-year periods and reviewed annually.

h)     Engineering services contract between Copel Geração e Transmissão and two companies, Marumbi Transmissora de Energia and Caiuá Transmissora de Energia.

i)      Electricity purchase and sale contract agreed between Dona Francisca Energética and Copel Geração e Transmissão expiring March 31, 2025.

j)      Contracts between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão for operating and maintenance services expiring May 23, 2019 and for transmission system connection expiring January 1, 2043.

k)     Post sharing agreement between Sercomtel S.A. Telecomunicações and Copel Distribuição expiring December 28, 2018.

l)      Copel is a member of the Institute of Technology for Development (LACTEC), an officially recognized “civil society organization of public interest” (OSCIP), which provide research and development services under contracts with Copel Geração e Transmissão and Copel Distribuição, subject to Aneel’s previous or subsequent control and approval.

The asset balance refer to R&D and PEE recognized under current assets in the Services in progress account, where they should remain until the project has been concluded, as determined by Aneel.

Copel Distribuição’s proceeds from operating activities with related parties are billed at tariff rates ratified by Aneel.

36.1      Sureties and guarantees provided for related parties

Sureties and guarantees provided by Copel when issuing financing, debentures and for insurance for subsidiaries as reported in Notes 22, 23 and 37.

Sureties and guarantees offered by Copel and Copel Geração e Transmissão when issuing financing, debentures and insurance for joint ventures are shown below:

	Company	Operation	Date issued	Final maturity	Amount approved	Balance 06.30.2016	Interest %	Amount endorsement/ security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	81,097	49.0	39,738
(2)	Costa Oeste Transmissora	Financing	12.30.2013	11.15.2028	36,720	31,796	51.0	16,216
(3)	Guaraciaba Transmissora	Debentures	06.20.2013	12.20.2016	400,000	401,972	49.0	196,966
(4)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	133,762	49.0	65,543
(5)	Mata de Santa Genebra	Debentures	09.12.2014	09.30.2016	469,000	497,197	50.1	249,096
(6)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	636,895	49.0	312,079
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	234,554	20.0	46,911
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	102,372	20.0	20,474
(9)	Paranaíba Transmissora	Debentures	10.21.2015	10.15.2030	606,241	602,155	24.5	147,528
(10) Marumbi Transmissora		Financing	10.06.2014	07.15.2029	55,037	50,517	80.0	40,414
(11) Voltalia São Miguel do Gostoso Part. S.A. (a)		Debentures	01.15.2016	12.15.2028	57,000	58,274	49.0	28,554
(12) Usina de Energia Eólica Carnaúba S.A. (a)		Financing	08.24.2015	11.15.2031	74,000	62,031	49.0	30,395
(13) Usina de Energia Eólica Reduto S.A. (a)		Financing	08.24.2015	11.15.2031	70,000	62,140	49.0	30,449
(14) Usina de Energia Eólica Santo Cristo S.A. (a)		Financing	08.24.2015	11.15.2031	74,000	59,362	49.0	29,087
(15) Usina de Energia Eólica São João S.A. (a)		Financing	08.24.2015	11.15.2031	68,000	59,217	49.0	29,016
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

Financial institution (fund provider):

BNDES: (1) (2) (4) (6) (7) (10) (12) (13) (14) (15)

Allocation:

Investment Program and/or Working capital.

Endorsement/Security:

Provided by Copel Geração e Transmissão: (1) (4)

Provided by Copel: (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15)

Securities offered for the transaction:

Lien on shares given by Copel Geração e Transmissão, corresponding to: 49% (1) (4) (6); 51% (2); 20% (7) (8); 80% (10)

Performance bond	Final	Amount	% endorsement	Amount
Company	maturity	Insured	Copel GeT	endorsement
Matrinchã Transmissora	10.30.2016	90,000	49.0	44,100
Guaraciaba Transmissora	01.29.2017	47,000	49.0	23,030
Paranaíba Transmissora	In the renew al process	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
Consórcio Empreendedor Baixo Iguaçu	11.23.2016	54,546	30.0	16,364

37      Insurance

Types of risk and principal insurance coverage periods are specified as follows:

Consolidated	Final	Amount
Policy	maturity	Insured
Multi-risk - Compagás	04.26.2017	470
Nominated risks - Elejor	05.14.2017	1,063
Life insurance - Compagás	08.01.2016	36 x employee salary
Performance bond - National Department of Infrastructure and Transport - DNIT	08.15.2016	1,063
Nominated Risks	08.24.2016	2,067,793
Fire - Company-ow ned and rented facilities	08.24.2016	535,667
Domestic and international transport - export and import	08.24.2016	policy for registration
Miscellaneous risks	08.24.2016	1,079
Civil liability - Compagás	10.30.2016	4,200
Participation guarantee - ANEEL	11.11.2016	1,309
Participation guarantee - ANEEL	11.11.2016	437
General civil responsibility - Telecommunication	11.12.2016	2,000
Payment guarantee - Brisa Potiguar	11.16.2016	2,182
Vehicles - Compagás	11.16.2016	market value
Payment guarantee - São Bento	11.16.2016	627
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2016	799,290
Operational risks - UEG Araucária (a)	11.30.2016	1,157,796
Multi-risk - Compagás	12.18.2016	21,750
Operational risks - Brisa Potiguar	12.28.2016	672,516
Civil liability - Brisa Potiguar	12.28.2016	20,000
Operational risks - São Bento	12.28.2016	449,928
Civil liability - São Bento	12.28.2016	20,000
Performance bond - CREA - Paraná	12.31.2016	24
Participation guarantee - ANEEL	01.01.2017	4,084
Aviation insurance (hull and civil liability)	01.30.2017	97,945
Participation guarantee - ANEEL	02.04.2017	646
Multi-risk - Elejor	03.11.2017	197,800
D&O Insurance	03.28.2017	80,245
Performance bond - ANEEL	05.01.2017	44,319
Performance bond - ANEEL	07.31.2017	12,500
Performance bond - ANEEL	11.30.2017	2,450
Legal guarantee - Office of the General Counsel to the National Treasury	03.01.2018	20,089
Legal guarantee - Municipality of Cascavel	03.07.2018	91
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Performance bond - ANEEL	06.02.2018	6,750
Performance bond - ANEEL	10.31.2018	37,751
Participation guarantee - Brazil's National Oil Agency - ANP	11.11.2018	59,440
Performance bond - CREA - Paraná	11.24.2018	19
Performance w arranty - Ponta Grossa State University	12.31.2018	22
Performance bond - ANEEL	01.31.2020	26,609
Performance bond - ANEEL	11.29.2021	58,060
Performance bond - Justice Ministry - Highw ay Police	08.31.2017	16
Legal guarantee - 2nd treasury court of the municipality of Curitiba	07.04.2019	135
Performance bond - ANEEL	02.01.2017	2,890
Legal guarantee - labor	07.12.2017	198
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL,
w ith the current rate R$ 3.2098, as of 06.30.2016.
(b) The guarantee insurance listed above have Copel as a guarantor, w ithin the limits of their participation in each project.

38      Subsequent Events

38.1      Approval of financing by the BNDES for Copel’s wind farm complex

On July 27, 2016, the BNDES and BNDESPAR subscribed private debentures totaling R$300,833 as long-term financing for five wind farms in Copel Brisa Potiguar’s wind farm complex, built by Copel in Rio Grande do Norte state, in operation since August 2015. The debentures are divided in up to three series, two of which are pegged to the TJLP long-term interest rate (I and III) and one to the IPCA consumer price index (II). This operation is in compliance with BNDES Finem (Project Finance) characteristics and has a 16-year term, with a six-month grace period and monthly amortization.

38.2      Copel Geração e Transmissão’s 2nd Debenture Issue

On July 21, 2016, Copel Geração e Transmissão’s second debenture issue was subscribed in a single series, totaling R$1,000,000, with compensation pegged to the interbank deposit rate (DI), maturity on July 21, 2018 (50%) and July 21, 2019 (50%), and personal guarantees. This operation has a three-year term, with a 12-month grace period and annual amortizations in the second and third years.

COMMENTS ON PERFORMANCE

for the six-month period ended June 30, 2016

in thousands of Reais, except where otherwise stated

1     Distribution Lines

Compact-Design Distribution Lines– Copel Distribuição has implemented compact-design distribution lines in urban areas with a high concentration of threes surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed as of the end of June 2016 was 8,360 km (against 7,267 km in June 2015), up by 1,093 km year-over-year, a variation of 15.0%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of June 2016 was 15,511 km (against 13,237 km in June 2015), up by 2,274 year-over-year, a variation of 7.2%.

2     Power Market

Market behavior – Power generation by Copel Geração e Transmissão and wind farms totaled 13,899 GWh in the first half of 2016 (against 11,843 GWh in the same period in 2015). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 6,745 GWh (against 8,855 GWh in the same period in 2015), while the volume purchased from Itaipu was 2,963 GWh (against 2,947 GWh in the same period in 2015), as described below:

Energy Flow (GWh) (a) (b) — **January through June 2016**

Item	GWh	%
Own generation	**13,899**	**48.3%**
Energy received	**14,892**	**51.7%**
CCEAR	6,745	
Itaipu	2,963	
Dona Francisca	70	
Angra	510	
CCGF	3,732	
Elejor	592	
Proinfa	280	

Item	GWh
Availability	**28,791**

Item	GWh	%
Captive Market	**11,837**	**41.1%**
Concessionaires	**334**	**1.2%**
Free Customers	**1,813**	**6.3%**
Energy Supplied	**12,899**	**44.8%**
Bilateral Agreements	3,859	
CCEAR	2,378	
CER	178	
CCEE(MCP)	1,883	
MRE	4,601	
Losses and differences	**1,908**	**6.6%**
Basic Network Losses	519	
Distribution Losses	1,226	
CG Contracts	163

(a) Including energy volumes traded among Copel’s subsidiaries.

(b) Figures subject to change after closing by CCEE.

CCEAR = Energy Purchase Agreements in the Regulated Market CER: Reserve Energy Agreements CCEE (MCP) = Electric Pow er Trade Chamber (Short-Term Market) MRE = Energy Reallocation Mechanism

CG = Center of gravity of the Submarket (difference betw een billed and energy received from CG) – as per the agreement Not considering the energy produced by TPP Araucária w hich w as sold in the short-term market (MCP).

Energy Sale – The table below describes Copel’s total energy sales, broken down by Copel Distribuição, Copel Geração e Transmissão and wind farms:

Segment			GWh
	Jan - Jun 2016	Jan - Jun 2015	Var.
Copel Distribuição
Captive Market	11,837	12,223	-3.2%
Residential	3,533	3,583	-1.4%
Industrial	3,230	3,418	-5.5%
Commercial	2,702	2,851	-5.2%
Rural	1,166	1,203	-3.1%
Other	1,206	1,168	3.3%
Concessionaries and Licensees	334	351	-4.8%
CCEE (MCP) (a)	1,000	100	900.0%
Total Copel Distribuição	13,171	12,674	3.9%

Copel Geração e Transmissão
CCEAR (Copel Distribuição) (b)	77	122	-36.9%
CCEAR (other concessionaries) (b)	1,884	2,276	-17.2%
Free Customers	1,812	1,965	-7.8%
Bilateral Agreements	3,858	3,402	13.4%
CCEE (MCP)	883	1,667	-47.0%
Total Copel Geração e Transmissão	8,514	9,432	-9.7%

Wind Farms Complex
CCEAR (other concessionaries) (b)	417	342	21.9%
CER (c)	178	89	100.0%
Total Wind Farms Complex	595	431	38.1%
Total	22,280	22,537	-1.1%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
(a) CCEE: Electric Pow er Trade Chamber / MCP: Short Term
(b) CCEAR: Energy Purchase Agreements in the Regulated Market
(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição – Copel Distribuição’s electricity sales to the captive market totaled 11,837 GWh between January and June 2016, down by 3.2% against the same period in 2015.

The residential segment consumed 3,533 GWh from January through June 2016, down by 1.4%, reflecting the strong decline in the first quarter due to the adverse economic scenario, tariff adjustments that led to the rational use of electricity by this segment, and the lower temperatures recorded earlier this year compared to those recorded in the first half of 2015. At the end of the first half of 2016, this segment accounted for 29.9% of the captive market, totaling 3,572,311 residential consumers.

Consumption by the industrial segment decreased by 5.5% by June 2016, down to 3,230 GWh, in line with the reduction in the industrial production in Paraná, due to the domestic scenario of lower demand and weaker investments. Industrial consumption was also negatively impacted by the migration of captive clients to the free market. In June 2016, the industrial segment totaled 84,457 consumers and accounted for 27.3% of the captive market.

The commercial segment consumed 2,702 GWh in the first half of 2016, or a reduction by 5.2% against the same period in 2015, particularly due to a retraction in retail sales in the State, reflecting the economic crisis, the worsening of the job market and the reduction in household income. By the end of June 2016, this segment accounted for 22.8% of the captive market, totaling 378,733 consumers.

The rural segment recorded a retraction of 3.1% in consumption compared to the first half of 2015, totaling 1,166 GWh, reflecting the negative economic scenario. By the end of June 2016, this segment accounted for 9.9% of Copel’s captive market, totaling 363,680 consumers.

Consumption from other segments (public bodies, public lighting, public services and won consumption) totaled 1,206 GWh, up by 3.3% compared to the same period in 2015. Jointly, these segments accounted for 10.1% of the captive market, totaling 57,145 consumers at the end of June 2016.

Number of consumers – The number of end users (captive of Copel Distribution and free consumers of Copel Geração e Transmissão) billed in June 2016 was 4,456,349, up by 1.8% against the same month in 2015.

Segment	Jun 2016	Jun 2015	Var.
Residential	3,572,311	3,487,127	2.4%
Industrial	84,457	90,963	-7.2%
Commercial	378,733	372,543	1.7%
Rural	363,680	371,632	-2.1%
Other	57,145	56,935	0.4%
Total Captive Market	4,456,326	4,379,200	1.8%
Free Customers - Copel Geração e Transmissão	23	27	-14.8%
Total	4,456,349	4,379,227	1.8%

3     Management

Headcount

Employees	Jun 2016	Jun 2015
Copel and subsidiaries
Copel	69	334
Copel Geração e Transmissão	1,676	1,567
Copel Distribuição	6,132	6,041
Copel Telecomunicações	619	622
Copel Comercialização	15	10
Copel Renováveis	48	43
	8,559	8,617
Affiliated Company
Compagás	163	159
Elejor	7	7
UEG Araucária	16	16
	186	182

4     Market Relations

From January to June 2016, Copel’s common (ON – ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in all trading sessions of Corporate Governance Level 1 of the BM&FBOVESPA - Securities, Commodities and Futures Exchange.

The shares outstanding totaled 44.18% of the Company’s capital stock. At the end of June 2016, Copel’s market value was R$6,649,797, based on quotations of all markets.

Out of the 66 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.355%, with a 1,060 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index – IEE was 6.341%.

COPEL PNB’s share in BM&FBOVESPA’s Corporate Sustainability Index (ISE) was 1.043%.

On the BM&FBOVESPA, common shares closed the period traded at R$20.04, while PNB shares closed at R$29.22, with positive variations of 25.25% and 20.25% respectively. In the same period, the IBOVESPA index recorded a positive variation of 18.86%.

On the New York Stock Exchange (NYSE), PNB shares were traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 98% of the trading sessions, closing the period at US$8.98, with positive variation of 52.98%. Also in this period, the Dow Jones Index recorded a positive variation of 2.90%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 61% of trading sessions, closing the period at €6.50, with a positive variation of 19.05%. In the same period, the Latibex All Shares index recorded a positive variation of 20.27%.

The table below is a summary of Copel’s share trading in the first half of 2016:

	ON		PNB
Stock Performance (Jan - Jun/16)	Total	Daily average	Total	Daily average
Bovespa
Number of Trades	14,634	119	522,247	4,246
Volume Traded	4,551,900	37,007	94,681,700	769,770
Trading Value (R$ thousand)	76,585	623	2,415,954	19,642
Presence in Trading Sessions	123	100%	123	100%
Nyse
Volume Traded	359,335	3,823	64,617,612	516,941
Trading Value (US$ thousand)	1,460	16	464,686	3,717
Presence in Trading Sessions	94	74%	125	98%
Latibex
Volume Traded	-	-	182,846	2,344
Trading Value (€ thousand)	-	-	1,014	13
Presence in Trading Sessions	-	-	78	61%

5     Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Jun 2016	Jun 2015	Var.
Residential	491.71	430.85	14.1%
Industrial (b)	417.12	361.91	15.3%
Commercia	467.13	401.72	16.3%
Rural	314.51	265.09	18.6%
Other	350.98	307.95	14.0%
	433.87	376.65	15.2%
(a) W ithout ICM S. Does not consider tariff flags.
(b) Free customers not included.

Power purchase tariffs

Tariff Supply* - R$/MWh	Jun 2016	Jun 2015	Var.
Itaipu (a)	189.69	303.26	-37.4%
Leilão 2008 - 2015	-	135.42	-100.0%
Leilão 2010 - H30	188.64	181.23	4.1%
Leilão 2010 - T15 (b)	170.92	147.67	15.7%
Leilão 2011 - H30	203.83	186.88	9.1%
Leilão 2011 - T15 (b)	202.85	404.23	-49.8%
Leilão 2012 - T15 (b)	208.88	236.33	-11.6%
Leilão 2016 - T20 (b)	143.71	-	-
Leilão CCEAR 2014 - 2019 (c)	138.39	379.55	-63.5%
Leilão CCEAR 2014 - 2019 (d)	320.11	292.94	9.3%
Leilão 2014 - 18M	-	175.79	-
Leilão 2014 - 36M	176.64	159.60	10.7%
Bilaterais	232.69	210.32	10.6%
Angra	204.39	170.38	20.0%
CCGF (e)	60.49	32.74	84.8%
Santo Antonio	126.16	375.60	-66.4%
Jirau	110.97	91.76	20.9%
Other auctions (f)	201.15	322.27	-37.6%
Tariff Average Supply	157.96	248.89	-36.5%
(a) Furnas transport charge not included.
(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(c) Energy Agreements.
(d) Capacity Agreements.
(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12783/13.
(f) Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public
Hearing 78/2011 Aneel approved on 03.28.2016.

Energy supply tariffs

Tariff Weighted Average Supply - R$/MWh	Jun 2016	Jun 2015	Var.
Leilão - CCEAR 2008-2015	-	135.98	-
Leilão - CCEAR 2009-2016	168.95	154.57	9.3%
Leilão - CCEAR 2011-2040	193.20	176.46	9.5%
Leilão - CCEAR 2013-2042	207.23	189.71	9.2%
Leilão - CCEAR 2015 - 2045	149.32	136.06	9.7%
Concession holders in the State of Paraná	279.17	251.49	11.0%

6     Economic and Financial Results

Revenues (Note 31)

In the first half of 2016, net operating revenues was R$6,768,194, or 16.9% down against R$8,145,940 recorded in the same period in 2015.

This variation was mainly explained by:

a)     a 43.8% reduction in Revenues from Electricity sales to distributors due to lower revenues from sales of power generated by TPP Araucária and lower PLD amounts in the first half of 2016 compared to the same period in 2015;

b)    a 145.9% increase in Revenues from Use of the main distribution and transmission grid, due to the tariff adjustment in the 2015/2016 cycle and mainly to the recognition of the effects from cash flow remeasurement as a result of MME Ordinance 120, related to RBSE assets;

c)     an 11.3% increase in Revenues from Electricity sales to final costumers, mainly due to the adjustment of tariffs in June 2015 and tariff increase by the RTE, effective as from March 2015, offset by a retraction by 1.9% in the captive market; and

d)    a 25.4% increase in Revenues from Telecommunications, largely due to the increase in the number of clients, particularly in the retail market, with the BEL Fibra product.

Operating Costs and expenses (Note 32)

In the first half of 2016, operating costs and expenses totaled R$5,155,158, down by 28.7% compared to R$7,234,744 recorded in the same period in 2015. The main highlights were as follows:

a)     a 36.8% decrease in electricity purchased for resale, especially given the reduction in power purchased from CCEE, and lower PLD in the first half of 2016 against the same period in 2015;

b)    a 17.4% increase in Charge of the main distribution and transmission grid, mainly due to costs with Charges on reserve energy (EER)  in 2016 and higher Charges on the use of the system (ESS);

c)     a 13.5% increase year over year in the balance of the Personnel and management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2015;

d)    a 73.6% reduction in natural gas and supplies for gas business, due to the decrease in energy dispatch from TPP Araucária; and

e)     a 85.9% decline in Provisions and reversals, primarily due to the allowance for doubtful accounts recorded in 2015 related to the differences between the selling price of energy under the commercialization contracts of Colíder HPP and the Difference Settlement Price – PLD – negotiated with the CCEE, and the reversal of the provision for the lawsuit regarding the Contribution to Social Security Financing (Cofins), as a final and unappealable decision was issued in favor of the Company.

Financial Result (Note 33)

The R$191,627 year-on-year reduction in the financial result in the first half of 2016 was mainly due to:

a)     a 24.9% increase in financial income, largely due to higher amounts from currency variation regarding accounts receivable in connection to the concession and late payment charges on electricity bills; and

b)    an 88.1% increase in financial expenses, mainly due to the inflow of funds in the period and the increase in the indices used for adjusting the contracts (IPCA, TJLP, DI, dollar).

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated	06.30.2016	12.31.2015
Net income for the period	1,132,667	772,006
Deferred IRPJ and CSLL	(24,163)	(77,861)
Provision for IRPJ and CSLL	579,128	470,374
Financial expenses (income), net	30,113	(161,514)
Ebit	1,717,745	1,003,005
Depreciation and amortization	352,747	325,110
Ebitda	2,070,492	1,328,115
Net operating revenues - ROL	6,768,194	8,145,940
Ebitda Margin% (Ebitda ÷ ROL)	30.6%	16.3%

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Fernando Xavier Ferreira
Secretary	Luiz Fernando Leone Vianna
Members	Mauro Ricardo Machado Costa José Richa Filho Carlos Homero Giacomini Marlos Gaio Hélio Marques da Silva VACANT - BNDES VACANT - BNDES
AUDIT COMMITTEE
Chairman	CARLOS HOMERO GIACOMINI
Members	JOSÉ RICHA FILHO Mauro Ricardo Machado Costa
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Sitting Members	George Hermann Rodolfo Tormin Nelson Leal Junior Massao Fabio Oya João Carlos Flor Junior
Alternate members	OSNI RISTOW ROBERTO BRUNNER GILMAR MENDES LOURENÇO AURÉLIO BELARMINO BARBOSA Vinícius Flor
EXECUTIVE BOARD
CEO	Luiz Fernando Leone Vianna
Enterprise Management Officer	GILBERTO MENDES FERNANDES
Chief Financial and Investor Relations Officer	Luiz Eduardo da Veiga Sebastiani
Business Development Officer	jonel nazareno iurk
Institutional Relations Officer	Cristiano Hotz
Assistant Officer	PAULO CESAR KRAUSS
ACCOUNTANT
CRC-PR-041655/O-6	NANCY ATENALIA ALVES

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

Deloitte Touche Tohmatsu Rua Pasteur, 463 5º andar – Batel 80250-080 - Curitiba – PR Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

REVIEW REPORT ON QUARTERLY INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - Copel

Curitiba – State of Paraná

Introduction

We have reviewed the individual and consolidated interim financial statements of Companhia Paranaense de Energia - Copel (“Company”), respectively identified as Parent Company and Consolidated, included in the Quarterly Information Form - ITR for the quarter ended June 30, 2016, which comprise the statement of financial position as of June 30, 2016 and the related statements of income and comprehensive income for the three and six-month periods then ended, and statements of changes in equity and cash flows for the six-month period then ended, including the accompanying notes.

The Company’s management is responsible for the preparation of these individual and consolidated interim financial statements according to Technical Pronouncement CPC 21 (R1) - Interim Statements, and to IAS 34 – Interim Financial Reporting international standard issued by the International Accounting Standards Board (IASB), as well as for the presentation of said statements in compliance with the rules issued by the Brazilian Securities and Exchange Commission and applicable to the preparation of the Quarterly Information – ITR. Our responsibility is to express an opinion on the interim financial statements based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily to the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially more restricted in scope than an audit conducted in accordance with auditing standards and, consequently, we were not able to assure that we were aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

© 2016 Deloitte Touche Tohmatsu. All rights reserved.                                                                            1

Deloitte Touche Tohmatsu

Conclusion

Based on our review, nothing has come to our attention that leads us to believe that the individual and consolidated interim financial statements included in the quarterly information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added (DVA), prepared under management’s responsibility, for the six–month period ended June 30, 2016, whose disclosure in the interim financial statements is required in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of the Quarterly Information - ITR and considered as supplementary information by IFRS, according to which presentation thereof is not required. These statements were submitted to the same review procedures previously described and based on our review, we are not aware of any fact that leads us to believe that they were not consistent, in all material respects, with the interim financial statements taken as a whole.

Audit and review of amounts for the previous accounting period

The Quarterly Information – ITR mentioned in the first paragraph includes financial information relating to income and comprehensive income for the three and six-month periods ended June 30, 2015 and statements of changes in equity, cash flows and value added for the six-month period ended June 30, 2015, obtained from the Quarterly Information (ITR) for the quarter ended June 30, 2015, and to the statement of financial position as of December 31, 2015, obtained from the financial statements as of December 31, 2015, presented for the purposes of comparison. The review of the Quarterly Information (ITR) for the quarter ended June 30, 2015, and the examination of the financial statements for the year ended December 31, 2015, were carried out under the responsibility of other independent auditors, who issued unqualified review and audit reports dated August 12, 2015 and March 15, 2016, respectively.

Curitiba, August 10, 2016

DELOITTE TOUCHE TOHMATSU	Fernando de Souza Leite
Auditores Independentes	Accountant
CRC nº 2 SP-011.609/O-8 F-PR	CRC n.º 1 PR-050.422/O-3

© 2016 Deloitte Touche Tohmatsu. All rights reserved.                                                                            2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 9, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.